02028982

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Ferrovial S.A.

*CURRENT ADDRESS

PROCESSED

MAY 2 1 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4939 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 5/14/02

82-4934

ANDERSEN

AR/S
12-31-01

GRUPO FERROVIAL, S.A.

Financial Statements and Management Report for 2001 together with Auditors' Report

Translation of reports and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails.

ANDERSEN

GRUPO FERROVIAL, S.A.

Financial Statements and
Management Report for 2001
together with Auditors' Report

Translation of reports and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails.

ANDERSEN

Raimundo Fdez. Villaverde, 65
28003 Madrid

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails.

Auditors' Report on Financial Statements

To the Shareholders of
Grupo Ferrovial, S.A.:

1. We have audited the financial statements of Grupo Ferrovial, S.A. comprising the balance sheet as of December 31, 2001, and the related statement of income and notes to financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements referred to above taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2001 figures for each item in the balance sheet and statements of income and of changes in financial position, the figures for 2000. Our opinion refers only to the 2001 financial statements. Our auditors' report dated March 12, 2001, on the 2000 financial statements contained an unqualified opinion.

3. The financial statements referred to above are presented in compliance with current corporate legislation; however, the operations of the Company and of its dependent companies are managed on a consolidated basis, independently of the allocation to each company of the related net worth effect and earnings. Accordingly, the consolidated financial statements of Grupo Ferrovial, S.A. and Dependent Companies reflect the financial and net worth variations resulting from the application of consolidation principles to the financial investments in the companies composing the Group and to the other transactions performed by the Company and its dependent companies. On this same date we have issued our auditors' report on the consolidated financial statements, which contains an unqualified opinion. The effect of consolidation, which was performed on the basis of the accounting records of the companies composing the Ferrovial Group, with respect to the individual financial statements referred to above, was to increase assets, reserves and income by approximately €9,989 million, €383 million and €171 million, respectively.

Arthur Andersen y Cía., S. Com.
Reg. Merc. Madrid, Tomo 3190,
Libro 0, Folio 1, Sec. 8,
Hoja M-54414, Inscrip. 1.ª

Domicilio Social:
Raimundo Fdez. Villaverde, 65.
28003 Madrid
Codigo Identificacion Fiscal D-79104469

Inscrita en el Registro Oficial de Auditores de Cuentas (ROAC) N.º S0692
Inscrita en el Registro de Economistas Auditores (REA)

4. In our opinion, the 2001 financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of Grupo Ferrovial, S.A. as of December 31, 2001, and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

5. The accompanying management report for 2001 contains the explanations which the directors consider appropriate about the Company's situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the management report is consistent with that contained in the financial statements for 2001. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company's accounting records.

ARTHUR ANDERSEN

Genaro Sarmiento

February 27, 2002

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO FERROVIAL, S.A.
BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

(Thousands of Euros

ASSETS	2001	2000
FIXED AND OTHER NONCURRENT ASSETS	**780.649**	**776.266**
Start-up expenses (Note 5)		6.832
Intangible assets (Note 6)	622	344
Rights on leased assets		65
Computer software	1.785	340
Accumulated amortization	-1.163	-61
Tangible fixed assets (Note 7)	8.279	7.839
Land and structures	7.230	7.230
Technical installations and machinery	1.685	1.685
Other installations, tools and furniture	3.075	3.577
Advances and construction in progress		154
Other tangible fixed assets	4.743	3.422
Accumulated depreciation	-8.454	-8.229
Long-term financial investments (Note 8)	710.500	724.784
Holdings in Group companies	707.160	706.765
Loans to Group companies	22.167	1.259
Holdings in associated companies	19.562	19.562
Long-term investment securities	380	380
Other loans	5.727	19.963
Long-term deposits and guarantees	91	115
Provisions	-44.587	-23.260
Treasury stock (Note 11)	61.248	36.467
CURRENT ASSETS	**211.163**	**284.353**
Inventories (Note 10)	622	9.324
Commercial inventories (Note 10)	2	9.220
Raw materials and other supplies	519	3
Finished products	108	108
Provisions	-7	-7
Accounts receivable	28.617	9.469
Customer receivables for sales and services (Note 9)	2.039	5.496
Receivable from Group companies (Note 9)	1.215	1.255
Sundry accounts receivable	2.158	5.827
Employee receivables	66	59
Tax receivables	23.807	1.800
Provisions	-668	-4.967
Short-term financial investments	180.483	263.747
Loans to Group companies (Note 9)	149.454	246.416
Short-term investment securities	31.025	
Other loans	4	17.331
Cash	717	1.533
Accrual accounts	724	280
TOTAL ASSETS	**991.812**	**1.060.619**

SHAREHOLDERS' EQUITY AND LIABILITIES	2001	2000
SHAREHOLDERS' EQUITY (Note 11)	**643.850**	**641.601**
Capital stock	140.265	140.265
Additional paid-in capital	193.192	193.192
Reserves	287.542	278.897
Legal reserve	16.763	12.036
Reserve for treasury stock	61.248	36.467
Other reserves	207.583	228.446
Revaluation reserve (Royal Decree_Law-7/96)	1.948	1.948
Income for the year	[illegible].395	47.267
Interim dividend paid during the year	-24.544	-18.020
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**8.230**	**1.363**
Other provisions (Note 12)	8.230	1.363
LONG-TERM DEBT		**1.998**
Payable to credit entities (Note 13)		796
Uncalled capital payments payable (Note 8)		1.202
Group companies		1.202
CURRENT LIABILITIES	**339.732**	**415.656**
Payable to credit entities (Note 13)	2.915	1.066
Loans and other accounts payable	2.915	1.066
Payable to Group and associated companies (Note 9)	303.656	373.581
Payable to Group companies	303.656	373.581
Trade accounts payable	6.393	14.521
Advances received on orders	1.255	710
Group companies		708
Other companies	1.255	2
Payables for purchases and services	3.953	6.367
Notes payable	1.185	7.444
Other nontrade payables	26.075	25.387
Accrued taxes payable	21.635	22.522
Other accounts payable	-	2
Compensation payable	4.440	2.863
Operating provisions	471	923
Accrual accounts	222	178
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**991.812**	**1.060.619**

The accompanying Notes 1 to 20 are an integral part of the balance sheet as of December 31, 2001.

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO FERROVIAL S.A.
2001 and 2000 STATEMENTS OF INCOME

(Thousands of Euros

	2001	2000
Net sales (Note 16)	37.316	29.179
Sales	3.479	1.113
Services	33.837	28.066
Rent revenues		
Other operating revenues		273
Non-core and other current operating revenues		1
Subsidies		
Overprovision for contingencies and expenses		272
Inventories included in fixed assets (Note 10)	19.168	
TOTAL OPERATING REVENUES	*56.484*	*29.452*
Decrease in finished product and work-in-process inventories	8.734	-9.280
Purchases:	13.399	9.734
Works and services by third parties		
Raw materials used and other consumables	1.372	
Land and unbuilt land	11.299	9.106
Other external expenses	728	628
Personnel expenses (Note 16)	15.438	16.921
Wages, salaries, etc.	14.013	15.487
Employee welfare expenses	1.425	1.434
Period depreciation and amortization	8.924	2.952
Variation in operating provisions	-256	524
Variation in provisions for and losses on uncollectible receivables	289	-5
Variation in other operating provisions	-545	529
Other operating expenses	15.786	9.596
Outside services	15.608	9.509
Taxes other than income tax	103	-108
Other current operating expenses	75	195
TOTAL OPERATING EXPENSES	*62.025*	*30.446*
OPERATING LOSS	**5.541**	**994**
Revenues from shareholdings	84.437	17.446
Group companies (Note 9)	84.437	17.355
Non-Group companies		91
Revenues from other securities and noncurrent loans	432	19.773
Group companies (Note 9)	63	18.959
Non-Group companies	369	814
Other interest and similar revenues	14.671	9.370
Group companies (Note 9)	9.286	8.958
Other interest	5.385	391
Income from financial investments		21
Exchange gains		5.013
TOTAL FINANCIAL REVENUES (Note 16)	*99.540*	*51.603*
Financial and similar expenses	15.626	14.260
On debts to Group companies (Note 9)	13.293	12.408
On debts to third parties and similar expenses	2.333	1.852
Exchange losses	2	3.005
Variation in financial investment provisions (Notes 8 and 16)	19.848	
TOTAL FINANCIAL EXPENSES (Note 16)	*35.476*	*17.265*
FINANCIAL INCOME	**64.064**	**34.338**
INCOME FROM ORDINARY ACTIVITIES	**58.523**	**33.344**
Gains on intangible asset, tangible fixed asset and control portfolio disposals (Notes 8 and 16)		17.536
Gains on intangible asset disposals		
Extraordinary revenues	196	89
Prior years' revenues and income	1.065	-547
TOTAL EXTRAORDINARY REVENUES	*1.261*	*17.078*
Variation in intangible asset, tangible fixed asset and control portfolio provisions (Notes 8 and 16)	10.936	-3.275
Losses on fixed assets		12
Extraordinary expenses	7.684	487
Prior years' expenses and losses		4
TOTAL EXTRAORDINARY EXPENSES	*18.620*	*-2.772*
EXTRAORDINARY INCOME (LOSS) (Note 16)	**17.359**	**19.850**
INCOME BEFORE TAXES	**41.164**	**53.194**
Corporate income tax (Note 14)	-6.231	5.927
INCOME FOR THE YEAR	**47.395**	**47.267**

The accompanying Notes 1 to 20 are an integral part of the 2001 statement of income.

GRUPO FERROVIAL, S.A.

2001 Financial Statements

Board of Directors
February 27, 2002

ferrovial

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO FERROVIAL, S. A.
NOTES TO 2001 FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE COMPANY

Grupo Ferrovial, S.A. was incorporated on June 6, 1979, under the name of Ferrovial Internacional, S.A. Its corporate purpose consists mainly of making financial investments and acquiring holdings in other companies, providing management and administration services to any type of company and business, and engaging in general construction activity.

On May 8, 1992, the Shareholders' Meeting resolved to change the corporate name from Ferrovial Internacional, S.A. to Grupo Ferrovial, S.A.

The Company is currently the Controlling Company of the Ferrovial Group and its main activity is the management and coordination of all the activities of the companies comprising the Group.

Grupo Ferrovial, S.A.'s shares have been listed on the Spanish computerized trading system since May 5, 1999, and form part of the IBEX 35 index.

(2) BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

a) True and fair view

The accompanying financial statements, which were prepared from the accounting records of the Company and of the joint ventures in which it participated as of December 31, 2001, are presented in accordance with the Spanish National Chart of Accounts and the accounting regulations contained in corporate legislation, and in accordance with a Ministerial Order dated January 27, 1993, approving the adaptation of the Spanish National Chart of Accounts for construction companies and, accordingly, give a true and fair view of the Company's net worth, financial position and results of operations. These financial statements will be submitted for approval by the Shareholders' Meeting, and it is considered that they will be approved without any changes.

The Company has majority holdings in the capital stock of certain dependent companies and holdings of 20% or more in other companies. The accompanying financial statements do not reflect the increases or decreases in net worth which would arise from consolidating the Company's majority holdings by the global integration method and carrying the other significant holdings by the equity method. The Company prepares separate consolidated financial statements as the Controlling Company of the Ferrovial Group.

The main aggregates of the consolidated financial statements are as follows:

Thousands of Euros	
Capital stock, additional paid-in capital and reserves	1,003,996
Income for the year	218,263
Interim dividend	-24,544
Total assets	10,981,282
Net sales	4,240,008

b) Accounting principles

The accounting principles established by current Spanish corporate law were applied in preparing the balance sheets and statements of income.

c) Adaptation to the Euro

From January 1, 1999, all the Group's computer systems have been adapted to and operate in euros.

(3) DISTRIBUTION OF INCOME

At its meeting on November 23, 2001, the Board of Directors of the Company resolved to distribute an interim dividend of €0.18 per share out of 2001 income. This dividend was paid on November 30, 2001 and amounted to €24,544,049.76, excluding the shares of treasury stock held at the date of distribution.

The proposal to distribute 2001 income also includes:

- A provision to the legal reserve of €4,739,503.64
- the distribution of a supplementary dividend of €0.13 per share, excluding the shares of treasury stock held at the date of the Shareholders' Meeting
- allocation of the remaining income to voluntary reserves

The Board of Directors will also propose to the Shareholders' Meeting the distribution of an additional dividend, with a charge to voluntary reserves, of €0.10 per share, excluding the shares of treasury stock held at the date of the Shareholders' Meeting.

Consequently, a total dividend of €0.41 per share would be distributed.

Interim dividend

On November 23, 2001, the Board of Directors approved the following resolutions:

1. To distribute the amount of €0.18 per share to shareholders with a charge to 2001 income

2. To prepare, pursuant to the stipulations of Article 216 of the revised Corporations Law, the following unaudited accounting statement evidencing the existence of sufficient liquidity for the distribution of the aforementioned dividend:

Thousands of Euros	
CURRENT ASSETS	**263,810**
Inventories	2,047
Accounts receivable	16,028
Short-term financial investments	245,188
Cash	547
CURRENT LIABILITIES	**33,222**
Payable to credit entities	596
Trade accounts payable	5,254
Nontrade payables	26,869
Other accounts payable	503
LIQUIDITY	230,588

The aforementioned interim dividend involving a gross amount of 24,544,000, was paid on November 30, 2001,

(4) VALUATION STANDARDS

The main valuation methods used by the Company in preparing its financial statements are as follows:

a) Intangible assets

Intangible assets are recorded at acquisition price and amortized on a straight-line basis in a maximum period of five years.

b) Tangible fixed assets

Tangible fixed assets are carried at cost, revalued pursuant to Royal Decree-Law 7/1996.

The net increase in value resulting from the revaluation will be depreciated over the tax periods in the remaining useful lives of the revalued assets.

Upkeep and maintenance expenses are expensed currently.

In-house work on fixed assets is reflected at the actual cost incurred.

The costs of expansion, modernization or improvements leading to increased productivity or to a lengthening of the useful lives of the assets are capitalized.

Depreciation of tangible fixed assets

The Company depreciates its machinery, installations and tools by the declining-balance method. The remaining tangible fixed assets of the Company are depreciated by the straight-line method over the years of estimated useful life of each asset.

The years over which the Company depreciates its tangible fixed assets are basically as follows:

Total Years of Estimated Useful Life	
Buildings and other structures	33 – 50
Machinery, installations and tools	5
Furniture and fixtures	10
Transport equipment	5

c) **Financial investments**

Investments are valued as follows:

1. **Unlisted securities**

At cost, net, if appropriate, of the required allowance for diminution in value, based on the financial statements, taking into account the unrealized gains disclosed at the time of acquisition and still existing at the subsequent valuation date.

2. **Listed securities**

At the lower of cost or market. The market value was taken to be the lower of average market price in the last quarter or market price at year-end.

d) **Inventories**

Raw materials and other supplies are valued at the lower of average acquisition cost or net realizable value.

Assets received in payment of debts are valued at the lower of the value at which the debt relating to the asset received is recorded or realizable value.

e) **Treasury stock owned by the Company**

Treasury stock is valued at the lower of acquisition cost or market value. Market value is defined as the lower of average market price in the last quarter of the year or year-end market price. The related restricted reserve was recorded under the "Equity" caption.

In any evaluation of the Company's net worth as of December 31, 2001, these balances must be deducted from the equity figure shown in the accompanying balance sheet.

f) **Provisions for pensions and similar obligations**

The Company has no pension plans or similar obligations.

Under current labor regulations, the Company is required to make indemnity payments to employees terminated under certain conditions. The Company considers that no significant payments will be made in this connection in the future, and accordingly no provision had been recorded in this connection as of December 31, 2001.

g) **Other provisions for contingencies and expenses**

Provisions are recorded for contingencies and other expenses at the estimated amount required for probable or certain third-party liability arising from litigation in progress and from outstanding indemnity payments or obligations of undetermined amount and collateral and other similar guarantees. These provisions are recorded when the liability or obligation giving rise to the indemnity or payment arises.

h) Classification of debt

In the accompanying balance sheet, debts maturing in under 12 months from the balance sheet date are classified as current liabilities and those maturing at over 12 months as long-term debt.

Debts are recorded at face value, increased, where appropriate, by the unmatured accrued interest. The difference between this amount and the amount received is recorded on the asset side of the balance sheet as deferred interest expenses. Interest is allocated to income in the year in which it is incurred.

i) Corporate income tax

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits, excluding tax withholdings and prepayments.

Since January 1993 the Company has filed consolidated tax returns as the parent company of the tax group and has recorded the effects of eliminations in consolidation.

j) Foreign currency transactions

Receivables and payables denominated in foreign currencies are translated to pesetas at the exchange rates ruling at the transaction date and are adjusted at year-end to the exchange rates then prevailing. Exchange losses are charged to income for the year. Exchange gains are credited to income only when they are realized or when exchange losses have been recognized in prior years, up to the limit of the exchange losses.

Exchange gains and losses, disclosed at year-end on exchange-rate hedging transactions are credited or charged, as appropriate, to period income. The gain or loss that would arise from settlement of the hedging instrument at year-end is also recorded. Accordingly, the effect on income of the exchange differences is practically zero, and only the financial effect of the exchange-rate hedging transaction is recorded.

k) Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the Company only records realized income at year-end, whereas foreseeable contingencies and losses are recorded as soon as they become known.

The balances and transactions contributed by the joint ventures are included in the financial statements using the proportional integration method.

(5) START-UP EXPENSES

The balance of this caption as of December 31, 2000, related to the expenses of the 1999 capital increase made as a result of public offering for subscription of Grupo Ferrovial shares.

In 2001 these expenses, which totaled €6,832,000 as of December 31, 2000, were amortized in full.

(6) INTANGIBLE ASSETS

The variations in 2001 in intangible asset accounts were as follows:

Thousands of Euros				
Investment	**Balance at 12/31/00**	**Additions**	**Retire-ments**	**Balance at 12/31/01**
Computer software	340	1,445		1,785
Rights on leased assets	65		-65	
Total investment in intangible assets	405	1,445	-65	1,785
Total accumulated amortization	-61	-1,163	61	-1,163
Total	344	282	-4	622

The additions related mainly to the payments made in 2001 for the implementation of SAP R/3 as a new economic and financial information system for all the Ferrovial Group companies operating in Spain.

(7) TANGIBLE FIXED ASSETS

The detail of the balance of the "Tangible Fixed Assets" caption and of the variations therein in the year ended December 31, 2001, is as follows:

Thousands of Euros				
Investment	**Balance at 12/31/00**	**Additions**	**Retire-ments**	**Balance at 12/31/01**
Land and structures	7,230			7,230
Technical installations and machinery	1,685			1,685
Other installations, tools, furniture and other	7,153	1,496	-831	7,818
Total Investment	16,068	1,496	-831	16,733
Accumulated depreciation				
Land and structures	-1,489	-89		-1,578
Technical installations and machinery	-1,685			-1,685
Other installations, tools, furniture and other	-5,055	-840	704	-5,191

Total accumulated depreciation	-8,229	-929	704	-8,454
Total	7,839	567	-127	8,279

The main investment under the "Tangible Fixed Assets" caption is the Company's head office building located at Calle Príncipe de Vergara 135.

The additions in 2001 related mainly to the acquisition of computer hardware.

There are no investments abroad, and no assets have been assigned to guarantees or are subject to reversion, and there are no subsidies related to fixed assets.

No interest or exchange differences have been capitalized.

Fully depreciated assets amounted to €4,559,000.

(8) MARKETABLE SECURITIES AND OTHER SIMILAR LONG-TERM FINANCIAL INVESTMENTS

Long-term financial investments are the principal component of the Company's assets, representing 72% of the total. These long-term financial investments comprise mainly holdings in Group and associated companies.

The detail of the balance of this caption and of the variations therein in 2001 is as follows:

	Thousands of Euros			
	Balance at 12/31/00	**Additions**	**Retire-ments**	**Balance at 12/31/01**
Holdings				
Group companies (*)	706,765	30,478	-30,083	707,160
Associated companies	19,562			19,562
Other	380			380
Loans				
Group companies	1,259	20,945	-37	22,167
Other	20,078	457	-14,717	5,818
Provisions				
Holdings in Group companies	-12,314	-13,123	11,592	-13,845
Loans to Group companies	0	-19,848		-19,848
Holdings in associated companies	-10,946		52	-10,894
Total	724,784	18,909	-33,193	710,500

(*) Uncalled capital payments payable: In 2001 payments totaling €1,202,000 were made, relating to the amount payable as of December 31, 2000, for the holding in Grupisa Infraestructuras, S.A.

a.- Holdings

Additions in Group companies included:

- Ferrovial Inmobiliaria, S.A.: the holding was increased by €19,168,000, by subscribing to the capital increase at this company in 2001 (see Note 10)

- Ferrovial Agromán, S.A.: Grupo Ferrovial, S.A. purchased from this company for €11,293,000, the shares of treasury stock owned by it due to the public share purchase offering launched to exclude it from listing on the stock exchange.

The **retirements** included most notably €28,973,000 relating to the cost of the Company's holding in Budimex. This holding and the other Group companies' holdings in Budimex were transferred to a Ferrovial Agroman S.A. subsidiary which now owns the Ferrovial Group's entire holding in the Polish construction group.

b.- Loans

The **additions** included most notably a total of €20,945,000 of participating loans provided to various Group companies. Since most of these loans were required to restore the net worth equilibrium of the subsidiaries concerned, a provision of €19,848,000 was recorded in this connection.

The **retirements** included most notably the collection of an outstanding debt for the sale of the Torrequebrada hotel and casino which as of December 31, 2000, amounted to €13,379,000.

c.-Provisions

The main variations in 2001 were as follows:

- the addition of a €9,457,000 provision for adjustment of the Budimex holding to its market value prior to transferring it to Ferrovial Agromán S.A.
- Additions of €2,168,000 and €604,000 as provisions for the holdings in Grupisa, S.A. and Betonial, S.A., respectively
- the addition of a €19,848,000 provision for the aforementioned participating loans.

The impact on income of the variation in provisions was as follows:

Provisions for holdings	-13,123
Reversal of provisions for holdings (P&L)	2,187
Total variation in the control portfolio provision	**-10,936**
Provision for loans	-19,848
Total variation in financial investment provisions	**-19,848**

Exhibits I and **II** present the details of all the dependent and associated companies in which Grupo Ferrovial, S.A. has an ownership interest, either directly or through some other Group company, indicating their line of business, registered office and percentage of ownership.

The following tables detail the book value and the main components of the shareholders' equity of the companies in which Grupo Ferrovial, S.A. has direct holdings:

	Thousands of Euros						
	Net Book Value	Capital Stock	Reserves	Net Income (Loss) for the Year	Extra-ordinary Income (Loss)	Interim Dividend	Uncalled Capital Payments Payable
GROUP COMPANIES							
Ferrovial Agromán, S.A.	103,369	183,292	47,952	119,267	-485		
Ferrovial, S.A.	1,150	3,452	10,799	2,736	1,387		
Frin Gold, S.A.	65	62	4	2			
Betonial, S.A.	34,207	3,660	31,503	-1,508	-2,313		
Nagrela, S.A.	59	60	-1				
Marliara, S.A.	59	60	-1				
Ferrovial Aeropuertos, S.L. (formerly Rabaronda, S.L.)	2	3					
Promotora Ibérica de Negocios , S.A.	366	60	295	14			
Ferrovial Telecomunicaciones, S.A.	34,064	35,159	-21,385	-123	-686		
Ferrovial Inmobiliaria, S.A.	98,984	94,939	21,932	41,139	2,346		
Ferrovial Inmobiliaria Chile, Ltd.	133	16,540	-1,764	-689	403		
Ferrovial Servicios, S.A.	19,819	20,779	4,729	3,098	277		
Sitkol, S.A.	4,139	4,207	-282	256	184		
Grupisa Infraestructuras, S.A.	12,128	7,763	-2,998	153	-1,535		
Cintra, Concesiones de Infraest. de Transporte, S.A.	384,771	454,701	30,508	14,571	1,943		
Holdings in Group companies	693,315	824,737	121,291	178,916	1,521		
ASSOCIATED COMPANIES							
Lusivial, Gestión y Promoción Imobiliaria, S.A.	8,668	39,186	-21,9	103	9		
Holdings in associated companies	8,668	39,225	-21,992	103	9		
LONG-TERM INVESTMENT SECURITIES							
Grupo Taper, S.A.	380						
Long-term investment securities	380						
LOANS							
Loans to Group companies	2,319						
Other loans	5,818						
Loans	8,137						
TOTAL LONG-TERM FINANCIAL INVESTMENTS	710,500						

The Group companies listed on the stock exchange are Grupo Ferrovial, S.A., Europistas, C.E.S.A. and Budimex, S.A. and their market price data are as follows:

	Grupo Ferrovial, S.A.	Europistas, C.E.S.A.	Budimex, S.A.
At year-end	19.69	4.79	6.92
Average in last quarter	20.15	4.74	6.41

The market prices in the foregoing table are in euros per share. Budimex, S.A.'s year-end market price and average market price in the last quarter were translated to euros at the exchange rate ruling on December 31, 2001.

(9) BALANCES AND TRANSACTIONS WITH GROUP COMPANIES

The current assets and current liabilities of the Company consist mainly of the balances receivable from and payable to Group companies.

The detail of the balances with Group companies in 2001 is as follows:

Thousands of Euros					
	Current Assets	Short-Term Loans	Current Liabilities	Financial Revenues	Financial Expenses
Ferrovial Agromán, S.A. (*)			149,934	57,106	12,680
Ferrovial, S.A.			5,870		76
Arena, S.A.			102		
Compañía de Obras Castillejos, S.A.		327		6	
Ditecpesa, S.A.		76		1	
Ferroconservación, S.A.			11		4
Nagrela, S.A.		1			
Marliara, S.A.		1			
Tecpresa, S.A.			453	6	
Cadagua, S.A.			2,574		38
Agro.Rutas, S.A.					1
Ferrovial Medio Ambiente, S.A.		445		13	
Betonial, S.A.			27,516	121	
Burety, S.A.		12,249		1,758	
Can-Am, S.A.		5,213		1,500	
Frin Gold, S.A.			67		2
Inversiones Trenza, S.A.		3,348		1,411	
Promotora Ibérica de Negocios, S.A.			364		14
Ferrovial Telecomunicaciones, S.A.			10,257	542	
Ferrovial Inmobiliaria, S.A. (*)			103,577	27,331	440
Lar 2000. S.A.		3,796		85	
Bislar, S.A.		135		3	
Promociones Bislar, S.A.		1,112		21	
Nueva Marymontaña, S.A.		11			
Promotora Residencial Oeste de Barcelona, S.A.			2,880		24
Ferrovial Servicios, S.A.		75,235		3,180	
Sitkol, S.A.					14
Grupisa Infraestructuras. S.A.	14			64	
Cintra, Concesiones de Infraestructuras de Transporte, S.A.	1201	47,426		636	
Other		79	51	2	
TOTAL GROUP COMPANIES	**1,215**	**149,454**	**303,656**	**93,786**	**13,293**

(*) The dividends of €27,331,000 and €57,106,000 which Grupo Ferrovial, S.A. received from Ferrovial Inmobiliaria, S.A. and Ferrovial Agromán, S.A., respectively, are recorded in the "Financial Revenues" column.

The loans to Group companies bear interest at rates similar to market rates and have no defined maturity.

(10) INVENTORIES

The detail of the "Inventories" caption as of December 31, 2001, is as follows:

	Thousands of Euros	
	Balance at 12/31/00	**Balance at 12/31/01**
Land lots and unbuilt land	9,220	2
Raw materials and other purchases	3	519
Finished products	108	108
Provisions	-7	-7
Total	9,324	622

The major variation in 2001 was due to the retirement under the "Land Lots and Unbuilt Land" caption of unbuilt land in Badalona acquired in 2000 and valued at €9,218,000 which, together with other land lots acquired in 2001 for €9,950,000, were contributed for the capital increase at Ferrovial Inmobiliaria mentioned in Note 8. These amounts are recorded in the statement of income as a revenue for inventories included in fixed assets.

(11) SHAREHOLDERS' EQUITY

The variations in equity accounts in 2001 were as follows:

	Miles de euros								
	Capital Stock	**Additional Paid-in Capital**	**Revaluation Reserve**	**Legal Reserve**	**Reserve for Treasury Stock**	**Other Reserves**	**Interim Dividend**	**Income for the Year**	**Total**
Balances at December 31, 2000	**140,265**	**193,192**	**1,948**	**12,036**	**36,467**	**228,446**	**-18,020**	**47,267**	641,601
Distribution of 2000 income:									
Dividends							18,020	-38,622	-20,602
Reserves				4,727		3,918		-8,645	0
Purchase of treasury stock					24,781	-24,781			0
Interim dividend							-24,544		-24,544
2001 income								47,395	47,395
Balances at December 31, 2001	140,265	193,192	1,948	16,763	61,248	207,583	-24,544	47,395	643,850

Capital stock and additional paid-in capital

As of December 31, 2001, the capital stock of Grupo Ferrovial, S.A. consisted of 140,264,743 fully subscribed and paid shares of €1 par value each.

The additional paid-in capital amounted to €193,192,000, and is classified as an unrestricted reserve.

As of December 31, 2001, the shareholders owning more than 10% of the capital stock of Grupo Ferrovial, S.A. were Profesa Investment, B.V., with a 40% holding, and Portman Baela, S.L., with a 17.54% holding.

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount

Except as mentioned above, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Reserve for treasury stock

As of December 31, 2001, Grupo Ferrovial, S.A. held 4,015,657 shares of treasury stock, representing 2.86% of its capital stock, and had recorded the mandatory reserve required by corporate law for ownership of treasury stock. This reserve, which is restricted, has a balance equal to the net book value of the treasury stock recorded on the asset side of the balance sheet and must be maintained unless the shares are disposed of or retired.

In 2001 Grupo Ferrovial, S.A. acquired 1,334,295 shares of treasury stock, none of which were sold.

Revaluation reserve (Royal Decree-Law 7/1996)

As permitted by Royal Decree-Law 7/1996, the Company revalued its tangible fixed assets.

The balance of the revaluation reserve, which amounted to €1,948,000 at the Controlling Company, was approved by the tax authorities in 1998 and can now be used, free of tax:

- to offset prior years' losses,
- to increase capital stock, or
- can be taken to unrestricted reserves from December 31, 2006. However, this balance cannot be distributed until the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been sold or retired from the accounting records.

(12) PROVISIONS FOR CONTINGENCIES AND EXPENSES

The in the balance of this caption in 2001 were as follows:

Thousands of Euros				
	Balance at 12/31/00	Additions	Reversal	Balance at 12/31/01
Provision for contingencies and expenses	1,363	7,900	-1,033	8,230

As explained in Note 4-g, in relation to provisions for contingencies and expenses the Company records the amounts which it considers necessary to cover possible or certain liabilities for litigation in progress and for indemnities or outstanding obligations. In 2001 a provision of 7,900,000 was recorded to cover these items.

(13) PAYABLE TO CREDIT ENTITIES

The balance of this caption relates mainly to amounts drawn down against credit facilities. The detail, by limit and amount drawn down, of the existing credit facilities is as follows:

	Maturity in 2002	Maturity in 2003	Total
Limit	106,500	22,500	129,000
Drawn down	2,915	0	2,915
Undrawn	103,585	22,500	126,085

Credit facilities at banks are recorded in the balance sheet at the amount drawn down. These credit facilities bear interest at rates similar to market rates and are unsecured by the Company. The Company has no debts for which security has been provided.

The nontrade payables to Group and associated companies are detailed in Note 9.

(14) TAX MATTERS

The reconciliation of the income for the year per books to the taxable income for corporate income tax purposes is as follows:

Thousands of Euros			
	Increase	Decrease	Total
Income for the year per books before taxes			41,164
Permanent differences	28,548	-84.037	-55,489
Timing differences:			
arising in the current year	1,276	-954	322
arising in prior years	3,950	-40	3,910
Taxable income			-10,093

The Company recorded under the "Corporate Income Tax" caption the taxes withheld abroad, which amounted to €4,122,000.

The balances relating to prepaid and deferred taxes arising from timing differences in 2001 and prior years amounted to €539,000 and €12,096,000, respectively.

The Company has 1997 and subsequent years open for review by the tax inspection authorities for corporate income tax and from 1998 onwards for personal income tax with holdings and

VAT.

Since January 1, 1993, the Company has been filing consolidated tax returns as the head of the tax group and reflects the effects of eliminations in consolidation. In 2001 a negative elimination effect of €82,834,000 was recorded.

In 2001 the Company used €5,340,000 of tax credits.

The joint ventures are taxed under the special "fiscal transparency" ("flow-through") system, and their income flows through to all the venturers in the year in which it is approved.

The criteria that the tax inspection authorities might adopt in connection with the years open for review might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Company's directors consider that the liabilities arising in this connection will not be material.

The Company has no tax losses available for carryforward or commitments in connection with tax incentives.

(15) GUARANTEE COMMITMENTS TO THIRD PARTIES AND OTHER CONTINGENT LIABILITIES

The Company's contingent liabilities include those relating to the normal liability of construction companies for performance and completion of construction contracts entered into by the Company itself or by the joint ventures in which it participates. Also, the Company is the defendant in certain litigation. The Company's directors consider that the possible final effect of these matters on the accompanying financial statements would in no case be material.

As of December 31, 2001, the Company had provided guarantees totaling approximately €355,107,000, of which €328,888,000 arose in the course of its normal operations and the remainder relate to guarantees provided to subsidiaries, including most notably those provided for Lusivial (€8,130,000) and for Ferrovial Agromán Chile, S.A. (€17,694,000).

(16) REVENUES AND EXPENSES

In 2001 operating revenues amounted to €56,484,000, of which €35,048,000 related to sales and services provided to Group companies and €19,168,000 to inventories included as fixed assets (see Note 10).

The income for the year included mainly financial revenues, which totaled €99,540,000. Noteworthy were the dividends of €27,331,000 and €57,106,000 received from Ferrovial Inmobiliaria, S.A. and Ferrovial Agroman, S.A., respectively.

Financial expenses totaled €35,476,000, of which €13,293,000 related to interest paid for the financing provided by different Group companies (see Note 9). They also included the provision of €19,848,000 for participating loans granted to Group companies (see Note 8).

There was an extraordinary loss of €17,359,000 in 2001. Extraordinary expenses included most notably the portfolio provisions recorded for the holdings in Budimex (€9,456,000), Grupisa, S.A. (€2,168,000) and Betonial, S.A. (€604,000) (see Note 8).

The joint venturers in which the Company participates contributed income of €954,000.

Personnel

The variation in the average number of employees in 2001, by category, was as follows:

	2000	2001
Graduates	82	80
Clerical staff	75	78
Manual workers	9	10
TOTAL	166	168

(17) DIRECTORS' REMUNERATION

In 2001 Grupo Ferrovial, S.A. determined the remuneration of its directors in accordance with the Company's bylaws and the rules of the Board.

In 2001 the directors received bylaw-stipulated remuneration totaling €917,800, including fees for attendance at the meetings of the Board of Directors and of its Committees.

The directors of the Controlling Company who are also members of the governing bodies of other Group, multigroup or associated companies received overall remuneration amounting to €182,000.

In 2001 the three executive directors received a joint total of €1,434,000 of salaries and €685,000 of incentive bonuses for achievement of earnings and other targets during the year.

Additionally, a compensation system linked to the value of the Company's shares was established for the Board members with executive functions and senior executives, including the three executive directors. As a result, the rights of a total of 624,204 reference shares were attributed to these three executive directors.

As of December 31, 2001, there were no pension commitments.

The Company paid €5,600 of life insurance premiums for members of the Board of Directors.

As of December 31, 2001, the advances and loans granted to members of the governing bodies totaled €961,000, with interest rates tied to MIBOR and EURIBOR plus a differential of 0.5%. No guarantee commitments have been assumed in relation to these loans.

(18) SUBSEQUENT EVENTS

In January 2002, under the agreements signed in September 2001, the Ferrovial Group and the Australian Macquarie Infrastructure Group (MIG) formally documented their alliance for the toll road concession business.

The operation was executed by the acquisition of a 40% holding by MIG in the subsidiary Cintra, Concesiones de Infraestructuras de Transporte S.A. for €816 million. From now on, Cintra's management activities will focus on the toll road business.

The parking lot and airport activities hitherto performed by Cintra were also transferred in January 2002 to other subsidiaries of the Ferrovial Group. In particular, Cintra's parking lot line was partially spun off to Nagrela S.A. and the transactions relating to the transfer of the shares representing the companies engaged in airport operations (Cerro Moreno, Inversiones y Técnicas Aeroportuarias, Bristol) were completed by their contribution to Ferrovial Aeropuertos S.L., a wholly-owned investee of Grupo Ferrovial S.A.

(19) STATEMENTS OF CHANGES IN FINANCIAL POSITION

Thousands of Euros

APPLICATION OF FUNDS			SOURCE OF FUNDS		
	2001	2000		2001	2000
Start-up expenses			Funds obtained from operations	93,970	29,628
Capital reduction		1,681	Capital increase		
Reserves			Additional paid-in capital		
Additions to intangible assets	1,445	340	Disposal of intangible assets	4	15
Additions to tangible fixed assets	1,496	932	Disposal of tangible fixed assets	127	
Additions to long-term financial investments	51,880	90,227	Disposal of long-term financial investments	35,380	146,073
Holdings in Group companies	30,478	88,756	Holdings in Group companies	20,626	142,019
Holdings in associated companies			Holdings in associated companies		
Loans to Group companies	20,945	1,471	Loans to Group companies	37	4,054
Other loans	457		Other loans	14,717	
Long-term debt	1,219		Long-term debt		1,745
Deferred revenues		8,030	Deferred revenues		
Treasury stock	24,781	34,786	Deferred charges		2
Supplementary dividends	20,603	13,957			
Interim dividend	24,544	18,020			
TOTAL FUNDS APPLIED	125,968	167,973	TOTAL FUNDS OBTAINED	129,481	177,463
Funds obtained in excess of funds applied	**3,513**	**9,490**	**Funds applied in excess of funds obtained**		
TOTAL	129,481	177,463	TOTAL	129,481	177,463

VARIATIONS IN WORKING CAPITAL	2001		2000	
	Increase	Decrease	Increase	Decrease
Accounts receivable	19,148			1,399
Inventories		8,702	9,034	
Accounts payable	76,747			104,829
Short-term financial investments		83,264	114,019	
Cash		816		7,541
Accrual accounts	400		206	
TOTAL	96,295	92,782	123,259	113,769
VARIATION IN WORKING CAPITAL	3,513		9,490	

FUNDS OBTAINED FROM OPERATIONS	2001	2000
Income after taxes	47,395	47,267
Period depreciation and amortization	8,924	2,952
Provisions for contingencies and expenses	6,867	208
Financial investment provisions	19,848	-3,275
Gains (losses) on long-term financial investments, control portfolio provision	10,936	-17,524
Gains on tangible fixed assets		-
TOTAL	93,970	29,628

The following salient events in 2001 for the interpretation of the statement of changes in financial position were as follows:

The funds obtained from operations, after eliminating from income the items which do not generate cash flows, totaled €93,970,000, and arose mainly from the dividends received from Ferrovial Agroman, S.A. and Ferrovial Inmobiliaria, S.A., totaling €84,437,000.

These funds, together with the funds obtained mainly from the sale of Budimex and the collection of the outstanding debt on the sale of the Torrequemada hotel and casino, took the total of funds obtained for 2001 to €129,481,000.

The applications included mainly:

- Increases totaling €30,478,000 in the "Holdings in Group Companies" balance, relating to the purchase of Ferrovial Agromán, S.A. shares and the capital increase at Ferrovial Inmobiliaria, S.A.

- €20,945,000 of participating loans provided to subsidiaries

- Purchase of treasury stock for €24,781,000

- Dividend payments totaling €45,147,000 in 2001, which included the 2000 supplementary dividend and the 2001 interim dividend.

The funds applied amounted to €125,968,000, which gave rise in 2001 to an increase of €3,513,000 in working capital.

(20) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

EXHIBIT I

(I) DEPENDENT COMPANIES

1.- Corporate:

1.a.- Of Grupo Ferrovial, S.A.:

	Percentage of Ownership	Location	Line of Business
Ferrovial Agromán, S.A.	99.90	Madrid	Construction
Ferrovial, S.A. (1)	99.98	Madrid	Construction
Betonial, S.A. (1)	99.00	Madrid	Inactive
Burety, S.L. (1)	99.00	Madrid	Inactive
Can-Am, S.A. Sole-Shareholder Company	100.00	Las Palmas	Finance
Frin Gold, S.A. (1)	99.00	Madrid	Inactive
Inversiones Trenza, S.A. (1)	99.00	Madrid	Finance
Promotora Ibérica de Negocios, S.A. (1)	99.00	Madrid	Inactive
Ferrovial Aeropuertos, S.L. (1)	99.00	Madrid	Concessions
Sotaverd, S.A.	49.00	Barcelona	Inactive
Ferrovial Telecomunicaciones, S.A. (1)	99.00	Madrid	Telecommunications
Ferrovial Inmobiliaria, S.A. (1)	99.92	Madrid	Property development
Ferrovial Servicios, S.A. (1)	99.88	Madrid	Services
Sitkol, S.A. (1)	99.00	Madrid	Services
Grupisa Infraestructuras, S.A. (1)	99.94	Madrid	Services
Nagrela, S.A. (1)	99.00	Madrid	Finance
Marliara, S.A. (1)	99.00	Madrid	Finance
Cintra, Concesiones de Infraest. de Transportes, S.A.	67.58	Madrid	Concessions

1.b.- Of Ferrovial, S.A.:

	Percentage of Ownership	Location	Line of Business
Fisa Limited	100.00	Bahamas	Inactive
Sotaverd, S.A.	28.47	Barcelona	Inactive

2.- Construction

2.a.- Of Ferrovial Agromán, S.A.:

	Percentage of Ownership	Location	Line of Business
Ferrovial Medio Ambiente y Energía S.A. (1)	99.00	Madrid	Construction
Compañía de Obras Castillejos, S.A. (1)	99.95	Madrid	Construction
Tecpresa, S.A. (1)	99.00	Madrid	Construction
Ditecpesa, S.A. (1)	99.95	Madrid	Construction
Ferrovial Conservación, S.A. (1)	99.00	Madrid	Construction
Aplicación Recursos Naturales, S.A. (1)	99.98	Barcelona	Construction
Karman Técnicas Especiales, S.A.	50.00	Madrid	Construction
Urbaoeste, S.A.	100.00	Cartagena	Construction
Ferrovial Agromán Int. Canadá, S.A.	100.00	Canada	Construction
Ferrovial Agromán Chile, S.A.	52.63	Chile	Construction
Ferrovial Agromán Empresa Constructora Limitada (3)	99.00	Chile	Construction
Ferrovial Agromán Int. Puerto Rico, S.A.	100.00	Puerto Rico	Construction
Cadagua, S.A. (1)	99.95	Bilbao	Construction
Discota XXI, S.L., Sole Shareholder Company.	100.00	Madrid	Construction
Cintra, Concesiones de Infraest. de Transportes,S.A.	32.42	Madrid	Concessions

2.b.- Of Karman Técnicas Especiales, S.A. :

	Percentage of Ownership	Location	Line of Business
Bygging Encofrados Deslizantes (2)	82.47	Madrid	Construction

2.c.- Of Ferrovial Agromán Empresa Constructora, Ltda. :

	Percentage of Ownership	Location	Line of Business
Delta Ferrovial, Ltda.	50.00	Chile	Construction
Constructora Collipulli Temuco, Ltd.	89.00	Chile	Construction
Ferrovial Agroman Chile, S.A.	47.37	Chile	Construction
Constructora Santiago Talca, Ltd.	89.00	Chile	Construction

2.d.- Of Ferrovial Agromán Chile, S.A.:

	Percentage of Ownership	Location	Line of Business
Cerroalto	50.00	Chile	Construction
Constructora Santiago Talca, Ltd.	11.00	Chile	Construction

2.e.- Of Cadagua, S.A.:

	Percentage of Ownership	Location	Line of Business
Boremer, S.A.	40.00	Madrid	Services

2.f.- Of Ferrovial Medio Ambiente y Energía, S.A.:

	Percentage of Ownership	Location	Line of Business
Boremer, S.A.	10.00	Madrid	Services

2.g.- Of Discota XXI, S.L., Sole-Shareholder Company:

	Percentage of Ownership	Location	Line of Business
Valivala Holdings B.V.	100.00	Netherlands	Services

2.h.- Of Valivala Holdings B.V.:

	Percentage of Ownership	Location	Line of Business
Budimex, S.A.	49.50	Poland	Construction

2.i.- Of Ferrovial Agromán Sucursal Chile:

	Percentage of Ownership	Location	Line of Business
Constructora Collipulli Temuco, Ltd.	11.00	Chile	Construction
Constructora Delta Agroman Limitada	50.00	Chile	Construction
Empresa Constructora Inela Agroman Ltda.	90.00	Chile	Construction
Chile Constructora ADC	49.50	Chile	Construction

2.j.- Of Budimex, S.A.:

	Percentage of Ownership	Location	Line of Business
Budimex Projekt Sp. z o.o.	69.00	Poland	Construction
Budimex Poznan S.A.	100.00	Poland	Construction
Budimex Budownictwo	100.00	Poland	Construction
Budimex Unibud S.A.	100.00	Poland	Construction
Budimex Nieruchomosci Sp. z.o.o.	100.00	Poland	Construction
Budimex Trojmiasto Sp z o.o.	100.00	Poland	Construction
Centrum Konfer. Lichen	100.00	Poland	Construction
Mostostal Krakow MK	100.00	Poland	Construction
Dromex S.A.	99.00	Poland	Construction

2.k.- Of Mostostal Krakow, S.A.:

	Percentage of Ownership	Location	Line of Business
MK Jeden S.A.	100.00	Poland	Construction
MK Centrum S.A.	100.00	Poland	Construction
MK Galicja S.A.	100.00	Poland	Construction
MK FM Oswiecim S.A.	100.00	Poland	Construction
MK ZPP Sp. z o.o.	100.00	Poland	Construction
MK ZST Sp. z o.o.	100.00	Poland	Construction
MK ZSL Sp. z o.o.	100.00	Poland	Construction
MK Krakmos Sp. Z o.o.	100.00	Poland	Construction
ZPREP Energetyka - Czerwonak S.A. (Pozna).	81.37	Poland	Construction
Bipromet, S.A.	32.83	Poland	Construction
ZRE Krakow	26.61	Poland	Construction
Kraty Mostostal Kraków Sp. z o.o.	75.64	Poland	Construction

2.l.- Of Dromex, S.A.:

	Percentage of Ownership	Location	Line of Business
Dromex-Cieszyn Sp. Z o.o.	88.90	Poland	Construction
Lerenu XXI, S.A.	100.00	Spain	Construccion

2.m.- Of Unibud, S.A.:

	Percentage of Ownership	Location	Line of Business
Unibud Podlaski	100.00	Poland	Construction
Unibud BEP	85.00	Poland	Construction
Inzynieria Bialystok	98.97	Poland	Construction
Budimex Olsztyn	56.94	Poland	Construction

2.n.- Of Budimex Poznan, S.A.:

	Percentage of Ownership	Location	Line of Business
Budomont Pomorze S.A.	97.57	Poland	Construction
Budchem Sp. Z o.o.	50.04	Poland	Construction

3.- Concessions:

3.a.- Of Cintra, Concesiones de Infraestructuras de Transporte, S.A. :

	Percentage of Ownership	Location	Line of Business
Cintra Aparcamientos, S.A. (1)	99.92	Madrid	Concessions
Euroscut-Sociedade Concessionaria da Scut do Algarve, S.A.	71.00	Portugal	Concessions
Autopista del Sol, C.E.S.A.	75.00	Madrid	Concessions
Autopista Terrasa Manresa, S.A.	77.67	Barcelona	Concessions
Autopista Trados 45, S.A.	50.00	Madrid	Concessions
Cintra Chile, Limitada	99.99	Chile	Concessions
Cintra Colombia, S.L.	99.90	Colombia	Concessions
Autopista de Toronto, S.L.	100.00	Madrid	Concessions
Autoestrada Poludnie, S.A. (*)	50.00	Poland	Concessions
Algarve International B.V.	71.00	Netherlands	Concessions
Cintra Airports Limited	100.00	U.K.	Concessions
Euroscut Norte Litoral, S.A.	71.00	Portugal	Concessions
Inversora de Autopistas Sur, S.L.	45.00	Madrid	Concessions

(*) The remaining capital stock of this company is owned by Budimex (37.5%) and Ferrovial Agromán (12.5%)

3.b.- Of Cintra Aparcamientos, S.A.:

	Percentage of Ownership	Location	Line of Business
Servicios de Concesiones y Estacionamientos, S.A.	75.00	Madrid	Concessions
Dornier, S.A.	100.00	Madrid	Concessions
Femet, S.A.	0.50	Madrid	Concessions
Guadianapark, S.A.	75.00	Madrid	Concessions
Balsol 2001, S.A.	50.00	Gerona	Concessions
Estacionamientos Alhondiga, S.A.	50.00	Bilbao	Concessions
Estacionamientos Ríos Piedras, Inc.	75.00	Puerto Rico	Concessions

3.c.- Of Dornier,S.A.:

	Percentage of Ownership	Location	Line of Business
Balsol 2001, S.A.	50.00	Gerona	Concessions
Femet, S.A.	99.50	Madrid	Concessions

3.d.- Of Cintra Chile Limitada:

	Percentage of Ownership	Location	Line of Business
Collipulli Temuco, S.A. (3)	99.90	Chile	Concessions
Temuco Rio Bueno, S.A.	75.00	Chile	Concessions
Aeropuerto de Cerro Moreno (3)	99.90	Chile	Concessions
Autopista del Maipo, S.A (3)	99.90	Chile	Concessions

3.e.- Of Cintra Airports Limited:

	Percentage of Ownership	Location	Line of Business
Tidefast Limited	50.00	U.K.	Concessions

3.f.- Of Tidefast Limited:

	Percentage of Ownership	Location	Line of Business
Bristol International Airport, Ltd.	100.00	U.K.	Concessions

3.g.- Of Autopista de Toronto, S.L.:

	Percentage of Ownership	Location	Line of Business
407 Toronto Highway, B.V.	100.00	Netherlands	Concessions

3.h.- Of 407 Toronto Highway, B.V.:

	Percentage of Ownership	Location	Line of Business
407 Internacional. Inc	61.29	Canada	Concessions

3.i.- Of Inversora de Autopistas del Sur, S.L.:

	Percentage of Ownership	Location	Line of Business
Autopista Madrid Sur C.E.S.A.	100.00	Madrid	Concessions

4.- Property development

4.a.- Of Ferrovial Inmobiliaria, S.A.:

	Percentage of Ownership	Location	Line of Business
Lar 2000, S.A. (1)	99.90	Madrid	Property development
Nueva Marymontaña, S.A.	55.01	Benidorm	Property development
Promotora Residencial Oeste de Barcelona, S.L. (1)	99.00	Madrid	Property development
Setecampos, S.A.	50.00	Lisbon	Property development
Ferrovial Inmobiliaria Chile, Ltda. (*)	99.00	Chile	Property development
Ferrovial 2000, Limitada	99.80	Portugal	Property development
Ferrovial Holanda, B.V.	100.00	Netherlands	Property development
Malilla 2000, S.A.	55.00	Valencia	Property development
Latitud 22, S.L.	100.00	Barcelona	Property development
A.L.G. 7, S.L.	100.00	Barcelona	Property development
Living Gestión Inmobiliaria, S.L.	100.00	Barcelona	Property development
Marno 96, S.L.	100.00	Barcelona	Property development
Inmofema, S.L.	74.00	San Sebastian	Property development
Fuenteberri, S.L.	44.30	San Sebatian	Property development
Castellana, S.L.	100.00	Madrid	Property development

(*) The remaining 1% is owned by Grupo Ferrovial, S.A..

4.b.- Of Lar 2000, S.A.:

	Percentage of Ownership	Location	Line of Business
Promociones Bislar, S.A.	70.00	Madrid	Property development
Bislar, S.A. (1)	90.00	Madrid	Property development

4.c.- Of Bislar, S.A.:

	Percentage of Ownership	Location	Line of Business
Promociones Bislar, S.A.	30.00	Madrid	Property development

4.d.- Of Ferrovial Inmobiliaria Chile, Limitada:

	Percentage of Ownership	Location	Line of Business
Habitaria, S.A.	50.00	Chile	Property development

4.e.- Of Habitaria, S.A.:

	Percentage of Ownership	Location	Line of Business
Barrioverde, S.A.	99.00	Chile	Property dev.
Urbecentro Dos, S.A.	37.36	Chile	Property dev.

4.f.- Of A.L.G. 7, S.L.:

	Percentage of Ownership	Location	Line of Business
Don Piso, S.L.	16.01	Barcelona	Property development
Broken Hill, S.L. (*)	95.00	Barcelona	Property development

(*) The remaining 5% is owned by Living Gestión Inmobiliaria

4.g.- Of Marno 96, S.L.:

	Percentage of Ownership	Location	Line of Business
Fradopi, S.L.	99.80	Barcelona	Property development

4.h.- Of Latitud 22. S.L.:

	Percentage of Ownership	Location	Line of Business
Don Piso, S.L.	82.90	Barcelona	Property development

5.- Services

5.a.- Of Ferrovial Servicios, S.A.:

	Percentage of Ownership	Location	Line of Business
Eurolimp, S.A. (1)	99.00	Madrid	Services
Ferrovial Construcoes, Gestao y Manutencao, S.A.	97.50	Portugal	Services
Eurointegral, S.A. (1)	99.00	Madrid	Services

5.b.- Of Eurolimp, S.A.:

	Percentage of Ownership	Location	Line of Business
Limpxam, S.A.(*)	97.00	Madrid	Services

(*) 2.97% is owned by Ferrovial Servicios, S.A. and 0.03% by Can-Am, S.A:

5.c.- Of Grupisa Infraestructuras, S.A.:

	Percentage of Ownership	Location	Line of Business
Seguridad Vial, S.A.	100.00	Madrid	Services
Inversiones Grupisa Chile, S.A.	60.00	Chile	Services
Viales de Castilla y León, S.A.	100.00	Ávila	Services
Viales de Navarra, S.A.	100.00	Madrid	Services
Andaluza de Señalizaciones, S.A.	100.00	Málaga	Services

6.- Telecommunications

6.a.- Of Ferrovial Telecomunicaciones, S.A.:

	Percentage of Ownership	Location	Line of Business
Ferrovial Bélgica, S.A. (1)	99.50	Belgium	Finance

(1) The remaining percentage is owned by Can-Am, S.A.
(2) The remaining percentage is owned by Tecpresa, S.A.

(3) The remaining percentage is owned by Ferrovial Agromán Chile, S.A.

EXHIBIT II

(II) ASSOCIATED COMPANIES

1.- Corporate

1.a.- Of Grupo Ferrovial, S.A.:

	Percentage of Ownership	Location	Line of Business
Lusivial, Promoçao e Gestao Inmobiliaria, S.A.	50.00	Portugal	Property development

2.- Construction

2.a.- Of Ferrovial Agromán, S.A.:

	Percentage of Ownership	Location	Line of Business
Buid2build, S.A.	20.50	Madrid	Construction

2.b.- Of Cadagua, S.A.:

	Percentage of Ownership	Location	Line of Business
Bocagua, S.A.	49.00	G. Canaria	Construction

2.c.- Of Delta Ferrovial, Ltda.:

	Percentage of Ownership	Location	Line of Business
Talca-Chillán, S.A.	13.14	Chile	Concessions

2.d.- Of Budimex, S.A.:

	Percentage of Ownership	Location	Line of Business
Budimex Olsztyn S.A.	43.06	Poland	Construction
Instal Poznan	98.39	Poland	Construction
Ilbau-Budimex	40.00	Poland	Construction
Autostrada Poludnie S.A.	37.50	Poland	Construction

Elektomontaz Poznan S.A.	25.36	Poland	Construction

2.e.- Of Mostostal Krakow, S.A.:

	Percentage of Ownership	Location	Line of Business
PW Hepamos Sp. z o.o.	23.00	Poland	Construction
PPHU Promos Sp. z o.o.	21.30	Poland	Construction

3.- Concessions:

3.a.- Of Cintra, Concesiones de Infraestructuras de Transportes, S.A.:

	Percentage of Ownership	Location	Line of Business
Europistas, C.E.S.A.	32.48	Madrid	Concessions
Túneles de Artxanda, S.A.	30.00	Bilbao	Concessions
Inversiones Técnicas Aeroportuarias, S.A.	24.50	Mexico	Concessions

3.b.- Of Cintra Chile Limitada:

	Percentage of Ownership	Location	Line of Business
Talca-Chillán . S.A.	43.42	Chile	Concessions

3.c.- Of Europistas Concesionaria Española de Autopistas, S.A.:

	Percentage of Ownership	Location	Line of Business
Inversora de Autopista Sur, S.L.	25.00	Madrid	Concessions
Autopista del Sol Concesionaria Española, S.A.	10.00	Madrid	Concessions
Túneles de Artxanda, S.A.	20.00	Bilbao	Concessions

3.d.- Of Cintra Aparcamientos, S.A.:

	Percentage of Ownership	Location	Line of Business
Soc. Munic. de Aparc. y Servicios de Málaga, S.A.	24.50	Málaga	Concessions
Aparcamientos de Sevilla, S.A.	16.75	Sevilla	Concessions
Estacionamientos Guipuzcoanos, S.A.	42.89	S. Sebastián	Concessions
Estacionamientos y Servicios Extremeños, S.A.	25.00	Badajoz	Concessions

3.e.- Of Dornier, S.A.:

	Percentage of Ownership	Location	Line of Business
Estacionamientos Urbanos de León, S.A.	43.00	León	Concessions
Aparcamientos de Sevilla, S.A.	8.25	Sevilla	Concessions

4.- Property development

4.a.- Of Ferrovial Inmobiliaria, S.A.:

	Percentage of Ownership	Location	Line of Business
Promovial, S.L.	40.00	Portugal	Property dev.

4.b.- Of Ferrovial Holanda, B.V.:

	Percentage of Ownership	Location	Line of Business
Madrid Holding, B.V.	25.00	Netherlands	Property dev.
F.L.G. Omega B.V.	50.00	Netherlands	Property dev.
Lista 22, B.V.	25.00	Netherlands	Property dev.
Bendijar	*50.00*	*Madrid*	*Property dev.*
Recoletos 5, B.V.	25.00	Netherlands	Property dev.
Recoletos 7-9, B.V.	25.00	Netherlands	Property dev.
Domovial, S.L.	25.00	Madrid	Property dev.
Recoletos 5, S.L.	25.00	Madrid	Property dev.
Ortega 22, S.L.	25.00	Madrid	Property dev.
Inmofema, S.L.	26.00	San Sebastián	Property dev.
Recoletos 7-9, S.L.	25.00	Madrid	Property dev.
FLG Omega 2, S.L.	50.00	Madrid	Property dev.
FLG Omega 3, S.L.	50.00	Madrid	Property dev.
FLG Omega 4, S.L.	50.00	Madrid	Property dev.
FLG Omega 5, S.L.	50.00	Madrid	Property dev.
FLG Omega 6, S.L.	50.00	Madrid	Property dev.
FLG Omega 7, S.L.	50.00	Madrid	Property dev.
FLG Omega 8, S.L.	50.00	Madrid	Property dev.

5.- Services

5.a.- Of Sitkol, S.A.:

	Percentage of Ownership	Location	Line of Business
Necrópolis Valladolid, S.A.	49.00	Valladolid	Services

5.b.- Of Grupisa, S.A.:

	Percentage of Ownership	Location	Line of Business
Aetec, S.A.	25.00	Madrid	Services

02 MAY -7 AM 10:34

ANDERSEN

GRUPO FERROVIAL, S.A. AND DEPENDENT COMPANIES

Consolidated Financial Statements
and Management Report for 2001
together with Auditors' Report

Translation of reports and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

ANDERSEN

Raimundo Fdez. Villaverde, 65
28003 Madrid

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

Auditors' Report on Consolidated Financial Statements

To the Shareholders of
Grupo Ferrovial, S.A.:

1. We have audited the consolidated financial statements of Grupo Ferrovial, S.A. and Dependent Companies (Ferrovial Group) comprising the consolidated balance sheet as of December 31, 2001, and the related consolidated statement of income and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Controlling Company's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made. Our work did not include an examination of the financial statements of certain dependent and associated companies whose assets and income represented 14% and 6%, respectively, of the related consolidated totals as of December 31, 2001. The financial statements of these companies were audited by other auditors, and our opinion as expressed in this report on the consolidated financial statements of the Ferrovial Group is based, with respect to the ownership interests in these companies, solely on the reports of the other auditors. These companies and their respective auditors are listed in Exhibits I and II to the notes to consolidated financial statements referred to above.

2. As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2001 figures for each item in the consolidated balance sheet and consolidated statement of income, the figures for 2000. Our opinion refers only to the 2001 consolidated financial statements. Our auditors' report dated March 12, 2001, on the 2000 consolidated financial statements contained an unqualified opinion.

3. In our opinion, based on our audit work and on the reports of the other auditors mentioned in paragraph 1 above, the 2001 consolidated financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of the Ferrovial Group as of December 31, 2001, and of the results of its operations in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

4. The accompanying consolidated management report for 2001 contains the explanations which the directors of the Controlling Company consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2001. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope and did not include a review of any information other than that drawn from the accounting records of the companies composing the Group.

ARTHUR ANDERSEN

Genaro Sarmiento

February 27, 2001

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO FERROVIAL, S.A. AND DEPENDENT COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	**12.181**	**5.055**
FIXED AND OTHER NONCURRENT ASSETS	**5.781.405**	**4.864.195**
Start-up expenses (Note 5)	5.547	9.369
Intangible assets (Note 6)	176.653	189.648
Intangible assets and rights	193.469	204.281
Provisions and accumulated amortization	(16.816)	(14.633)
Tangible fixed assets (Note 7)	4.907.028	3.910.256
Investments in toll roads and airports	4.664.680	3.626.354
Land and structures	166.816	184.673
Technical installations and machinery	238.032	233.216
Other tangible fixed assets	81.066	98.520
Provisions and accumulated depreciation	(243.566)	(232.507)
Long-term financial investments (Note 8)	624.070	690.546
Holdings in group companies	5.618	3.371
Holdings in companies carried by the equity method	205.507	261.086
Loans to companies carried by the equity method	2.695	3.145
Long-term investment securities	83.002	128.185
Other loans	335.707	337.769
Provisions	(8.459)	(43.010)
Shares of the controlling company (Note 12)	68.107	64.376
GOODWILL IN CONSOLIDATION (NOTE 8)	**222.455**	**156.163**
DEFERRED CHARGES (NOTE 9)	**752.612**	**795.499**
CURRENT ASSETS	**4.212.629**	**3.000.471**
Inventories (Note 10)	1.021.786	736.831
Accounts receivable	1.878.584	1.622.215
Customer receivables for sales and services (Note 11)	1.485.878	1.366.936
Receivable from companies carried by the equity method	1.154	2.589
Other accounts receivable	444.141	299.115
Provisions	(52.589)	(46.425)
Short-term financial investments (Note 16)	974.537	439.536
Toll road and airport concession-holders	368.619	182.140
Short-term investment securities	587.890	250.471
Loans to associated companies	250	7
Other loans	17.961	7.097
Provisions	(183)	(179)
Cash	277.663	181.437
Toll road and airport concession-holders	82.582	37.293
Other	195.081	144.144
Accrual accounts	60.059	20.452
TOTAL ASSETS	**10.981.282**	**8.821.383**
SHAREHOLDERS' EQUITY AND LIABILITIES		
SHAREHOLDERS' EQUITY (NOTE 12)	**1.197.715**	**1.049.865**
Capital stock	140.265	140.265
Additional paid-in capital	193.192	193.192
Reserves for own shares	68.107	65.742
Other reserves of the controlling company	226.294	242.430
Unrestricted reserves	207.583	228.446
Restricted reserves	18.711	13.984
Reserves at companies consolidated by the global integration method	314.833	165.096
Reserves at companies carried by the equity method	43.400	64.609
Translation differences	17.905	37.336
Interim dividend paid during the year	(24.544)	(18.020)
Income attributable to the controlling company	218.263	159.215
Consolidated income	236.676	179.579
Income attributed to minority interests	18.413	20.364
MINORITY INTERESTS (NOTE 13)	**425.337**	**400.121**
NEGATIVE DIFFERENCE IN CONSOLIDATION	**8.364**	**3.520**
Companies consolidated by the global integration method	8.364	3.520
DEFERRED REVENUES	**51.597**	**54.271**
Capital subsidies (Note 14)	8.134	4.459
Exchange gains	5.835	5.613
Other deferred revenues (Note 14)	37.628	44.199
PROVISIONS FOR CONTINGENCIES AND EXPENSES (NOTE 15)	**105.472**	**86.781**
Reversion reserve	29.413	19.235
Other provisions	76.059	67.546
LONG-TERM DEBT	**5.641.289**	**4.417.168**
Debentures and other marketable debt securities (Note 16)	3.453.009	2.644.556
Toll road and airport concession-holders	3.453.009	2.644.556
Other companies	-	-
Payable to credit entities (Note 16)	1.792.355	1.582.629
Toll road and airport concession-holders	895.568	978.448
Other companies	896.787	604.181
Other accounts payable	349.315	122.751
Financial debt of concession-holders	-	-
Other long-term payables	349.315	122.751
Uncalled capital payments payable (Note 8)	723	17.950
Associated companies	723	2.229
Other companies	-	15.721
Notes payable	45.887	49.282
CURRENT LIABILITIES	**3.551.508**	**2.809.657**
Debentures and other marketable debt securities (Note 16)	90.563	15.682
Toll road and airport concession-holders	90.563	15.682
Payable to credit entities (Note 16)	257.757	270.001
Toll road and airport concession-holders	66.677	55.637
Other companies	191.080	214.364
Payable to associated companies	30.434	7.974
Trade accounts payable	2.451.119	1.998.780
Other nontrade payables	558.614	415.891
Operating provisions	91.268	66.991
Accrual accounts	71.753	34.338
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**10.981.282**	**8.821.383**

The accompanying Notes 1 to 23 are an integral part of the 2001 consolidated balance sheet.

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO FERROVIAL, S.A. AND DEPENDENT COMPANIES
2001 AND 1999 CONSOLIDATED STATEMENTS OF INCOME

- Thousands of euros -

	2001	2000
Net sales (Note 19)	4.240.008	3.597.644
Increase in finished product and work-in-process inventories	5.886	26.595
Capitalized expenses of group work on fixed assets	27.236	1.704
Inventories included in fixed assets	9.322	183
Other operating revenues	11.372	9.471
TOTAL OPERATING REVENUES	*4.293.824*	*3.635.597*
Materials used and other external expenses (Note 19)	2.171.456	1.928.933
Personnel expenses (Note 20)	543.901	469.269
a) Wages, salaries, etc.	447.465	383.646
b) Employee welfare expenses	96.436	85.623
Period depreciation and amortization	100.366	64.860
Variation in operating provisions	52.194	24.259
Other operating expenses	1.036.985	877.032
TOTAL OPERATING EXPENSES	*3.904.902*	*3.364.353*
OPERATING INCOME	**388.922**	**271.244**
Revenues from shareholdings	191	351
Revenues from other securities	1.856	2.531
Other financial revenues	44.748	36.644
Toll road and airport concession-holders	14.322	2.730
Other companies	30.426	33.914
Gains on short-term financial investments	13.474	10.157
Exchange gains	3.961	9.891
TOTAL FINANCIAL REVENUES	*64.230*	*59.574*
Financial expenses	114.208	59.671
Toll road and airport concession-holders	41.026	9.895
Other companies	73.182	49.776
Variation in financial investment provision	-	-
Exchange losses	15.558	8.495
TOTAL FINANCIAL EXPENSES	*129.766*	*68.166*
Financial loss of toll road and airport concession-holders	(26.704)	(7.165)
Financial loss at other companies	(38.832)	(1.427)
FINANCIAL LOSS	**(65.536)**	**(8.592)**
Share in income of companies carried by the equity method (Notes 8 and 19)	10.484	11.772
Amortization of goodwill in consolidation (Note 8)	10.155	8.239
INCOME FROM ORDINARY ACTIVITIES	**323.715**	**266.185**
Capital subsidies transferred to income for the year (Note 14)	225	208
Gains on fixed assets	38.336	3.829
Extraordinary revenues or income	10.956	20.934
TOTAL EXTRAORDINARY REVENUE (NOTE 19)	*49.517*	*24.971*
Variation in provisions	2.774	15.050
Losses on fixed assets	3.602	226
Extraordinary expenses and losses	18.199	39.513
TOTAL EXTRAORDINARY EXPENSES (NOTE 19)	*24.575*	*54.789*
EXTRAORDINARY INCOME (LOSS)	**24.942**	**(29.818)**
CONSOLIDATED INCOME BEFORE TAXES	**348.657**	**236.367**
Corporate income tax (Note 17)	111.981	56.788
CONSOLIDATED INCOME FOR THE YEAR	**236.676**	**179.579**
INCOME ATTRIBUTED TO MINORITY INTERESTS (NOTE 13)	18.413	20.364
INCOME FOR THE YEAR ATTRIBUTED TO THE CONTROLLING COMPANY	**218.263**	**159.215**

The accompanying Notes 1 to 23 are an integral part of the 2001 consolidated statement of income.

FERROVIAL GROUP

Grupo Ferrovial, S.A. and dependent companies

2001 Consolidated Financial Statements

Board of Directors
February 27, 2002

ferrovial

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO FERROVIAL, S.A. AND DEPENDENT COMPANIES

NOTES TO 2001 CONSOLIDATED FINANCIAL STATEMENTS

(1) SCOPE OF CONSOLIDATION AND DESCRIPTION OF THE COMPANIES

The Ferrovial Group comprises Grupo Ferrovial, S.A., which is the Controlling Company, and its dependent and associated companies, which are detailed in **Exhibits I and II**.

Through these companies, the Group engages mainly in the following lines of business:

a) Construction and execution of all types of public and private works in Spain and abroad, operating mainly through Ferrovial Agromán, S.A., the company that heads this business division.

b) Operation of toll road, parking lot and airport concessions in Spain and abroad. The company that heads this business division is Cintra, Concesiones de Infraestructuras de Transporte, S.A.

   As mentioned in Note 22, in January 2002 the Macquarie Infrastructure Group was merged with Cintra, Concesiones de Infraestructuras de Transporte, S.A, through the acquisition of a 40% holding in this group. This agreement entails the performance of toll road development activities by Cintra, Concesiones de Infraestructuras de Transporte, S.A. and of parking lot and airport activities by the Ferrovial Group.

c) Property development in Spain and abroad, management of condominiums and real estate brokerage, activities that are performed through Ferrovial Inmobiliaria, S.A. and its investees.

d) Services in diverse areas, including urban services, building maintenance, cleaning and integral management and the upkeep of infrastructures. These are mainly performed through Ferrovial Servicios, S.A. and its subsidiaries.

e) Telecommunications.

Grupo Ferrovial, S.A.'s shares have been listed on the Spanish computerized trading system since May 5, 1999, and form part of the IBEX 35 index.

(2) BASIS OF PRESENTATION AND CONSOLIDATION

a) True and fair view

The consolidated financial statements, which were prepared from the 2001 accounting records of Grupo Ferrovial, S.A. and its dependent companies, are presented in accordance with generally accepted accounting principles and, accordingly, give a true and fair view of the consolidated Group's net worth, financial position and results of operations.

b) Accounting and consolidation principles

The accounting principles and standards established by current Spanish corporate law were applied in preparing the consolidated financial statements.

The companies directly or indirectly over 50% owned by Grupo Ferrovial, S.A. and/or whose management is effectively controlled by it were consolidated by the global integration method.

The equity of minority interests in the net worth and results for the year of the dependent companies consolidated by the global integration method is presented under the "Minority Interests" caption in the consolidated balance sheet and the "Income Attributed to Minority Interests" caption in the consolidated statement of income, respectively.

The financial statements of the foreign dependent companies included in consolidation were translated to euros by applying year-end exchange rates to the assets and liabilities, except for the equity and balances relating to holdings in Group and associated companies, which are valued at the exchange rate prevailing when they joined the Group. The difference from translating the equity and balances relating to holdings by applying the year-end exchange rate rather than the historical exchange rate is recorded under the "Shareholders' Equity - Translation Differences" caption.

The companies directly and indirectly not more than 50% owned and over which a significant management influence is exercised by the Controlling Company (associated companies) are accounted for in the accompanying consolidated balance sheet by the equity method. The share in the period results of these companies is reflected as "Share in Losses/Income of Companies Carried by the Equity Method" in the accompanying consolidated statement of income.

However, certain companies which are managed by the Group and are nearly 50% owned by it were consolidated by the proportional integration method. These companies are: Boremer, S.A., Constructora Delta Ferrovial, Ltd., Autopista Trados M45, S.A., Tidefast, Ltd., Bristol International Airport, Ltd., Setecampos Sociedade Inmobiliaria, S.A., Habitaria, S.A, Barrioverde, S.A., Malilla 2000, S.A. and FLG Omega B.V. and its subsidiaries.

The minority-owned companies over which the Controlling Company is not deemed to have significant management influence, and those which are not material or are not held on a long-term basis (Note 8), are carried at cost. The related allowance for diminution in value is recorded on the basis of the underlying book value of the holdings, adjusted by the amount of the unrealized gains disclosed at the time of acquisition and still existing at the subsequent valuation date, and the goodwill associated with these acquisitions.

The 2001 individual financial statements of the consolidated companies and the accompanying consolidated financial statements have not yet been approved by the respective Shareholders' Meetings. However, the companies' directors expect them to be approved without any changes.

c) **Variations in the consolidated Group**

The main changes in the consolidated Group in 2001 were as follows:

- Concessions

  - Inclusion in consolidation of Tidefast, Ltd. and Bristol International Airport, Ltd. These companies, which own Bristol airport, are 50% owned by the Ferrovial Group through Cintra, Concesiones de Infraestructuras de Transporte, S.A.

  - Consolidation for the first time of Autopista Madrid Sur Concesionaria Española, S.A., the company awarded the R-4 toll road concession. The Ferrovial Group has a 53.1% holding in this company directly and indirectly through Cintra, Concesiones de Infraestructuras de Transporte, S.A. and Europistas Concesionaria Española de Autopistas, S.A.

  - Incorporation of Euroscut Norte Litoral, S.A., the concession-holder for a 113-km toll road section which will link Oporto with Caminha, near the border with Spain. The Ferrovial Group has a 79% holding through Cintra, Concesiones de Infraestrucutras de Trasporte, S.A. and Ferrovial Agroman, S.A.

  - Acquisition of Balsol 2001, S.A., owner of a parking lot in Gerona. This company is wholly-owned by the Ferrovial Group through Cintra Aparcamientos.

  - Change in the method of consolidation of the holding in Autopista del Maipo, S.A., which was formerly carried by the equity method. This Chilean company was awarded the contract for the design, construction, financing, maintenance and operation of a 240-km section of the Santiago-Talca toll road and the southern approach to Santiago on Route 5 of the Panamerican road, Chile's major communication axis. Since the Ferrovial Group's holding in this company through Cintra, Concesiones de Infraestructuras de Transporte, S.A. increased from 40% to 100%, it has now been consolidated by the global integration method.

  - Inclusion in consolidation of Estacionamientos Alhóndiga, S.A. and Estacionamientos Urbanos de León, S.A., 50% and 43% owned, respectively, through Cintra Aparcamientos, S.A.

  - Since Cintra Colombia, S.A. is currently being divested and its business activities are not material, full provision has been recorded for this holding and it has been eliminated from consolidation.

  - Elimination from consolidation due to sale of Parques de Estacionamientos de Lisboa (ESLI), a Portuguese company wholly-owned by Cintra Aparcamientos, S.A.

- Property development

  - Acquisition of full ownership through Ferrovial Inmobiliaria, S.A. of the Don Piso Group, which engages in real estate brokerage throughout Spain and is composed of: Don Piso, S.L., Latitud 22, S.L., Living Gestión Inmobiliaria, S.L., Marno 96, S.L., Fradopi, S.L., Broken Hill, S.L. and A.L.G. 7, S.L.

  - Purchase, through Ferrovial Inmobiliaria, S.A. and its subsidiaries, of all the shares of capital stock of Sistemas de Estructuras, S.A. and other companies owning property developments in Zaragoza. These companies were merged into Fuenteberri, S.L.

- Incorporation of FLG Omega, B.V., the parent company of a group set up to develop buildings for tertiary use. It is 50% owned by the Ferrovial Group through Ferrovial Inmobiliaria, S.A.

- Elimination from consolidation due to sale of Inmobiliaria Fontes Picoas, S.A., a Portuguese company which was 40% owned by Ferrovial Inmobiliaria, S.A.

- Services

- Purchase by Ferrovial Servicios, S.A. of all the shares of capital stock of the Eurolimp Group for inclusion in its Service Maintenance and Integrated Management business line. This group is composed of Eurolimp, S.A., Eurointegral, S.A. and Limpxan, S.A. and is one of the leading cleaners of interiors (offices, hospitals and installations) in Spain. Since this group was acquired in December 2001, no amounts from its statement of operations were included in the Ferrovial Group's consolidated income statement as of December 31, 2001.

d) Adaptation to the Euro

From January 1, 1999, all the Group's computer systems have been adapted to and operate in euros.

(3) DISTRIBUTION OF INCOME

At its meeting of November 23, 2001, the Board of Directors of the Controlling Company resolved to distribute an interim dividend of €0.18 per share out of 2001 income. This dividend was paid on November 30, 2001 and amounted to €24,544,049.76, excluding the shares of treasury stock held at the date of distribution.

The proposal to distribute 2001 income also includes:

- A provision to the legal reserve of €4,739,503.64
- the distribution of a supplementary dividend of €0.13 per share, excluding the shares of treasury stock held at the date of the Shareholders' Meeting
- the remaining income will be allocated to voluntary reserves.

The Board of Directors will also propose to the Shareholders' Meeting the distribution of an additional dividend, with a charge to voluntary reserves, of €0.10 per share, excluding the shares of treasury stock held at the date of the Shareholders' Meeting.

Consequently, a total dividend of €0.41 per share would be distributed.

(4) VALUATION STANDARDS

a) Goodwill in consolidation

Goodwill is defined as the positive difference between the cost of an investment and the underlying book value at the date of the investee's inclusion in the Group, net of the amount of asset revaluations or liability value adjustments directly allocated to the dependent or associated company's assets and liabilities. Goodwill is amortized systematically as and in the period during which it contributes to the obtainment of revenues, over a maximum period of 20 years.

b) Negative difference in consolidation

Negative difference in consolidation is defined as the negative difference between the cost of an investment and the underlying book value at the date of the investee's inclusion in the Group, net of the asset revaluations or liability value adjustments directly allocated to the dependent or associated company's assets and liabilities.

The negative differences in consolidation recorded in the accompanying consolidated Balance sheet as of December 31, 2001, relate to those that the Budimex, S.A. and Grupisa Infraestructuras, S.A. subgroups had before they were acquired by the Ferrovial Group in 2000.

c) Uniformity of items.

In order to uniformly present the items included in the accompanying consolidated financial statements, uniform criteria were applied to the individual financial statements of the consolidated companies.

The main uniformity adjustments relate to the adaptation of the toll road concession-holders abroad to the Ministerial Order dated December 10, 1998, enacting the regulations for the adaptation of the Spanish National Chart of Accounts for toll road concession-holders. In cases where these uniformity adjustments had a material effect, appropriate disclosure is made in the related note to consolidated financial statements.

d) Start-up expenses

Start-up expenses, which consist basically of preopening and capital increase expenses, are recorded at the acquisition price of the related services and are amortized on a straight-line basis over five years.

e) Intangible assets

Intangible assets are recorded at acquisition price or production cost.

Intangible assets are amortized on a straight-line basis, in the case of administrative concessions over the concession period, and in the case of rights on leased assets and other items over their useful lives in a maximum period of five years.

f) Tangible fixed assets

Tangible fixed assets are carried at cost, revalued at certain companies pursuant to Royal Decree-Law 7/1996.

The net increase in value resulting from the 1996 revaluation is being depreciated over the tax periods remaining in the useful lives of the revalued assets. The effect on depreciation of each year is not material.

Regular upkeep, maintenance and repair expenses are expensed currently. The costs of tangible fixed asset renewals, expansion or improvements are capitalized only if they lead to increased capacity or productivity or to a lengthening of the useful lives of the assets.

In-house work on tangible fixed assets is valued, for each investment, by adding to the price of the materials used the direct costs allocable to the investment, plus a proportion of the indirect costs.

The "Investments in Toll Roads" caption relates both to operating sections and to sections under construction, and includes technical and financial studies, designs, expropriations, indemnity payments for and reinstatement of services and easement, construction work and installations, construction management and administration expenses, interest incurred over the construction period and payable to financing sources which are effectively funding the toll road investment, and all the costs required for the construction work incurred before the toll road is ready for operation.

The Group companies depreciate mainly their machinery, installations and tools by the declining-balance method. The other tangible fixed assets of the consolidated companies are depreciated by the straight-line method over the years of estimated useful life of each asset.

The consolidated companies depreciate their tangible fixed assets basically over the following years of useful life:

	Years of Estimated Useful Life
Buildings and other structures	33-50
Machinery, installations and tools	5 –18
Furniture and fixtures	10-15
Transport equipment	5 – 7
Other tangible fixed assets	5

g) Deferred charges

This caption includes mainly:

- The deferred interest on bonds issued at a discount, recorded as the difference between the redemption value and the face value of the bonds concerned. In the case of the toll road concession-holders, this interest is allocated to income by the method described in section u).4.1 of this Note.

- The amount of interest incurred on the financing of the investment in toll roads already in operation in excess of that effectively allocated to income as described in section u).4.1.

h) Short-term financial investments

The short-term financial investments, which basically include investments in government debt securities and euro and foreign currency deposits, are carried at cost and are realizable on demand. The revenues earned thereon are recognized as period revenues by the interest method.

i) **Marketable securities**

Financial investments in unlisted nonconsolidated companies are stated at cost. Unrealized losses on these investments (acquisition cost higher than underlying book value, after taking into account the existing unrealized gains) are recorded as period expenses, with a balancing entry in the "Long-Term Financial Investments - Provisions" caption in the accompanying consolidated balance sheet.

j) **Operating accounts receivable and payable**

Short- and long-term operating accounts receivable and payable are recorded at face value. Interest on interest-bearing debt is recorded on an accrual basis.

k) **Inventories**

Inventories are valued at the lower of cost or market, except for land lots and unbuilt land that are valued at their acquisition price revalued pursuant to Royal Decree-Law 7/1996. Cost is determined as follows:

- Raw and other materials acquired from third parties are valued at the lower of average acquisition cost or net realizable value.
- Ancillary project facilities are valued at acquisition cost less the depreciation taken on the basis of the amount of work completed.
- The balances of the property developments in progress include the costs incurred through year-end on developments that had not been completed at that date. These costs include basically the land, site development, design, permits, construction and the specific interest expenses incurred during the construction period.

The net increase in value resulting from revaluation is treated as an addition to cost at the disposal date.

l) **Shares of the Controlling Company**

The shares of the Controlling Company are valued at the lower of acquisition cost or market value. Market value is defined as the lower of average market price in the last quarter of the year or year-end price. The related restricted reserve is recorded under the "Shareholders' Equity" caption.

In any valuation of net worth as of December 31, 2001, these balances must be deducted from the Equity figure shown in the accompanying consolidated balance sheet.

m) **Subsidies**

Subsidies are recorded at the amount received. Capital subsidies granted and collected are allocated to period income in proportion to the period depreciation on the subsidized assets.

n) **Obligations to employees**

Under current labor regulations, the consolidated companies are required to make indemnity payments to employees terminated under certain conditions.

The "Other Nontrade Payables" caption in the accompanying consolidated balance sheet as of December 31, 2001, includes a provision of approximately €6,022,000 to cover the cost, pursuant to current legislation, of terminations of temporary employees upon completion of the project for which they were hired, and other indemnity payments.

ñ) **Other provisions for contingencies and expenses**

Provisions are recorded for contingencies and other expenses at the estimated amount required for probable or certain third-party liability arising from litigation in progress and from outstanding indemnity payments or obligations of undetermined amount and collateral and other similar guarantees. These provisions are recorded when the liability or obligation giving rise to the indemnity or payment arises.

o) **Reversion reserve**

The concession-holders are required to record an annual provision to the reversion reserve to cover the net book value of the revertible assets during the term of the concession, plus the expenses expected to be incurred to enable these assets to be returned in working condition as established in the concession contracts.

Pursuant to a Ministerial Order dated December 10, 1998, enacting the regulations for the adaptation of the Spanish National Chart of Accounts for toll road concession-holders, the annual provision to the reversion reserve has been recorded uniformly, systematically and in proportion to expected revenues.

The same Ministerial Order also includes a transitional provision in order to reflect the reversion reserve on the liability side of the balance sheet in accordance with the regulations contained in the adaptation enacted by this Order (see section u).4.1 of this Note).

p) **Classification of debt**

In the accompanying consolidated balance sheets, debts maturing in under 12 months from the balance sheet date are classified as current liabilities and those maturing at over 12 months as long-term debt.

Debts are valued at their repayment value, increased by the unmatured accrued interest payable, which has its balancing entry in asset accounts and is classified on the same basis as the principal amount. Interest is recorded in the year in which it is incurred.

q) **Corporate income tax**

The Ferrovial Group has been filing consolidated tax returns since 1993.

The expense for corporate income tax for each company included in the consolidated tax return is calculated at each company on the basis of its individual book income, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits, excluding tax withholdings and prepayments. The companies taxed on a consolidated basis in 2001 were: Grupo Ferrovial, S.A., Ferrovial, S.A., Ferrovial Inmobiliaria, S.A., Cadagua, S.A., Ferrovial Medio Ambiente y Energía, S.A., Ferrovial Servicios, S.A., Sitkol, S.A., Can-Am, S.A., Inversiones Trenza, S.A., Frin Gold, S.A., Promotora Ibérica de Negocios, S.A., Burety, S.L., Ferrovial Telecomunicaciones, S.A., Betonial, S.A., Lar 2000, S.A., Promociones Bislar, S.A., Bislar, S.A., Promotora Residencial Oeste de Barcelona, S.L., Nagrela S.A., Marliara, S.A., Ferrovial Aeropuertos, S.A., Ferrovial Agromán, S.A., Compañía de Obras Castillejos, S.A., Ferrovial Conservación, S.A, Ditecpesa, S.A., Tecpresa, S.A., Urbaoeste, S.A., Aplicación de Recursos Naturales, S.A., Discota XXI, S.L., Cintra Concesiones de Infraestructuras de Transporte, S.A., Cintra Aparcamientos, S.A., Dornier, S.A., Femet, S.A., Autopista de Toronto, S.L., Grupisa Infraestructuras, S.A., Viales de Navarra, S.A., Andaluza de Señalizaciones, S.A., Viales de Castilla-León Vialcal, S.A. and Seguridad Vial, S.A.

r) Foreign currency transactions

Transactions in foreign currencies are translated to euros at the exchange rates ruling at the transaction date. The balances payable and receivable in foreign currencies at year-end were translated at the exchange rates then prevailing.

Unrealized exchange gains are recorded under the "Deferred Revenues" caption in the consolidated balance sheet and exchange losses are recorded as expenses under the "Exchange Losses" caption in the consolidated statement of income.

s) Derivatives

Gains and losses at year-end on transactions with exchange rate hedges are recorded as exchange gains or losses realized in the statement of income. The gain or loss arising from settlement of the hedge at year-end is also recorded. The exchange difference thus has no effect on income and only the financial effect of the transaction hedging the exchange rate is recorded.

Exchange gains or losses arising on unmatured hedging transactions are recorded as deferred revenues or deferred charges, respectively. The gain or loss arising from settlement of the hedge at year-end is also recorded as a deferred revenue or deferred charge, respectively. The amount recorded as a deferred revenue or a deferred charge is thus the same for each of the unmatured transactions.

t) Joint Ventures

The financial statements of the Controlling Company and its dependent companies include the effect of proportional integration of the joint ventures in which they participate.

The amounts contributed by the joint ventures were included in each Group company's relevant Balance sheet and Income statement captions by the proportional integration method, based on each company's percentage of ownership therein.

The main amounts contributed by the joint ventures to the consolidated Balance sheet and statement of income were as follows:

	Thousands of Euros
Total assets	575,481
Fixed assets	26,308
Current assets	549,173
Net sales	760,801

u) Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the companies only record realized income at year-end, whereas foreseeable contingencies and losses are recorded as soon as they become known.

u.1 Construction

The consolidated companies in the construction business recognize as the result on construction projects the difference between period production (valued at the sale price of the work completed during the period under the main contract with the owners or pursuant to amendments or additions thereto approved by the owners or at the sale price of completed but as yet unapproved project units for which there is reasonable assurance of recovery by billing) and the related total costs incurred during the year.

The difference between the amount of production from inception of each project and the amount certified for each project through the date of the consolidated financial statements is recorded under the "Customer Receivables for Sales and Services" caption (completed construction work pending certification) in the accompanying consolidated balance sheet if the amount of production from inception exceeds the amount certified. Otherwise, the difference is recorded under the "Trade Accounts Payable" (customer advances) caption.

The estimated site withdrawal costs, levies and the expenses that may be incurred from completion of a project until its final settlement are accrued over the execution period on the basis of statistical data and production volume and are recorded under the "Operating Provisions" caption on the liability side of the consolidated balance sheet. Initial project and ancillary facility expenses are generally recorded as inventories on the basis of period production.

u.2 Property development

The consolidated companies in the property business recognize sales of property developments and the income thereon on delivery of the keys, which usually coincides with the execution of the sale public deed.

u.3 Services

Income is recognized by the accrual method as and when the services are provided to the customer.

u.4 Concessions

u.4.1. Toll roads

Income is recognized in accordance with a Ministerial Order dated December 10, 1998, enacting the regulations for the adaptation of the Spanish National Chart of Accounts for toll road concession-holders. This Order stipulates that the financial expenses allocable in each year will be the result of applying to the total financial expenses on toll road financing forecast for the concession term, the proportion for each year of the expected toll revenues with respect to the total toll revenues during the concession term, within the framework of each concession's Economic and Financial Plan aggregates. If actual toll revenues in a given year are higher than expected, the aforementioned proportion will be based on actual revenues.

The accrued interest in excess of that allocable to income is recorded under the "Deferred Charges" caption in the consolidated balance sheet.

The period provision to the reversion reserve is recorded uniformly and systematically based on expected revenues by the same method as that used for financial expenses.

u.4.2. Parking lots

The consolidated companies engaging in the parking lot business recognize the sale of parking spaces and income thereon at the date of delivery of the spaces, which usually coincides with the execution of the sale public deed.

Companies operating surface parking lots and parking lots for the public recognize revenues and income on an accrual basis.

(5) START-UP EXPENSES

The variations in 2001 were as follows:

Thousands of Euros					
	Balance at 12/31/00	Inclusions in Con-solidation	Additions	Amortization and Writedowns	Balance at 12/31/01
Start-up and capital increase expenses	9,369	5,241	49	-9,112	5,547

The main variations in 2001 were due to:

- the inclusion of new companies in the Group, including most notably the incorporation expenses of €3,023,000 for Tidefast, Ltd. (owner of Bristol International Airport, Ltd.) and €637,000 for Autopista Madrid Sur Concesionaria Española, S.A.
- the amortization under the "Amortization and Writedowns" caption of expenses relating to the 1999 capital increase as a result of the public offering for the subscription of Grupo Ferrovial, S.A. shares. In 2001 these expenses, which totaled €6,832,000 as of December 31, 2000, were amortized in full.

(6) INTANGIBLE ASSETS

The variations in 2001 in the balance of this caption in the consolidated balance sheet were as follows:

Thousands of Euros					
	Balance at 12/31/00	Additions	Retirements/ Reclassifications	Effect of Exchange Rate	Balance at 12/31/01
Administrative concessions	188,436	9,185	-5,684	-14,717	177,220
Rights on leased assets	8,029	3,771	-2,613	-3	9,184
Research and development expenses	1,620	170	-908		882
Computer software	2,943	3,115	-955	509	5,612
Goodwill	272	234	-73	-5	428
Advances and other	2,981	1,594	-2,963	-1,469	143
Total investment	204,281	18,069	-13,196	-15,685	193,469
Amortization	-14,633	-5,597	3,367	47	-16,816
Total	189,648	12,472	-9,829	-15,638	176,653

The main item under the "Intangible Assets" caption relates to administrative concessions and the major amounts are those paid for assets and rights in Chile in connection with concessions to operate toll roads, with a cost of €117,146,000.

The most noteworthy variations in 2001 arose at the following companies:

- Balsol 2001, S.A., a company included in consolidation, which contributed €6,440,000 for the concession fee on its parking lot in Gerona.
- Autopista Madrid Sur Concesionaria Española, S.A., which accounted for the addition of €2,010,000 under the "Administrative Concessions" heading.
- Cintra Chile, S.A., whose assets and rights were reduced by €14,717,000 due to the 2001 revaluation of the euro against the Chilean peso.

(7) TANGIBLE FIXED ASSETS

The detail of tangible fixed assets and of the related accumulated depreciation as of December 31, 2001, is as follows:

Thousands of Euros						
Investment	**Balance at 12/31/00**	**Changes in Con-solidation**	**Additions**	**Retire-ments**	**Effect of Exchange Rate**	**Balance at 12/31/01**
Investment in toll roads and airports	3,626,354	490,499	593,664		-45,837	**4,664,680**
Land and structures	184,673	3,984	18,414	-41,908	1,653	**166,816**
Technical installations and machinery	233,216	5,208	36,906	-38,884	1,586	**238,032**
Other installations, tools and furniture	98,520	1,749	14,988	-34.394	203	**81,066**
Total investment	4,142,763	501,440	663,972	-115,186	-42,395	5,150,594
Accumulated depreciation	-231,742	-3,039	-74,577	66,658	181	-242,519
Provisions	-765		-1,030	763	-15	-1,047
Total	3,910,256	498,401	588,365	-47,765	-42,229	4,907,028

- Investment in toll roads and airports

The main component under the "Tangible Fixed Assets" caption is "Investment in Toll Roads and Airports", which represented 90.43% of the total investment under this caption as of December 31, 2001.

The changes in the scope of consolidation were as follows:

- change to the global integration method for consolidation of Autopista del Maipo, resulting in a €292,101,000 increase in tangible fixed assets.
- inclusion in consolidation of Tidefast, Ltd. and Bristol International Airport, Ltd., giving rise to an amount of €198,398,000.

The increases were due to the construction of toll roads, relating basically to the following concession-holders:

- Concesionaria Collipulli Temuco, S.A., €99,475,000,
- Concesionaria Temuco Rio Bueno, S.A., €46,579,000,
- Euroscut Algarve, S.A., €89,096,000,
- Euroscut Norte Litoral, S.A., €18,175,000,
- Autopista Trados 45, S.A., €27,615,000,
- 407 International Inc., €204,850,000. In 2001 two new sections in the eastern and western extensions of the 407 ETR toll road in Toronto (Canada) were opened to traffic.
- Autopista del Sol, C.E.A.S.A., €91,656,000. This concession-holder is currently constructing the Estepona-Guadiaro section.

The following table shows the breakdown, by company, of the ending balance of the "Investments in Toll Roads and Airports" caption, and of the amounts of interest capitalized from inception in the construction period as an addition to the toll road and airport investments (in thousands of euros):

	Investment in Toll Roads and Airports	Capitalized Interest
407 ETR International, Inc.	2,796,073	124,943
Autopista del Sol, S.A.	561,695	25,068
Autopista Terrasa-Manresa, S.A.	213,119	16,335
Concesionaria Temuco Río Bueno, S.A.	196,568	14,870
Concesionaria Collipulli Temuco, S.A.	205,538	21,034
Autopista del Maipo	292,102	20,160
Autopista R-4 Madrid-Sur, C.E.S.A.	8,765	
Euroscut Norte, S.A.	18,175	161
Autopista Trados M-45, S.A.	72,182	3,627
Euroscut-Soc. Conces. Da Escut do Algarve, S.A.	92,922	3,647
Inversora de Autopistas del Sur, S.L.	97	
Bristol International Airport	50,161	
Aeropuerto Cerro Moreno	6,970	145
Tidefast, Ltd.	150,312	
Total	4,664,680	229,990

The foregoing "Investment in Toll Roads and Airports" heading includes €510,692,000 relating to construction work in progress.

- <u>Other tangible fixed assets not included under the "Investment in Toll Roads and Airports" heading</u>

The investment by each business division for each item under the "Tangible Fixed Assets" caption is as follows:

Thousands of Euros						
	Corporate	Construction	Concessions	Property Development	Services	TOTAL
Land and structures	7,229	36,911	111,690	5,104	5,882	**166,816**
Technical installations and machinery	4,983	181,726	27,993	8,319	15,010	**238,031**
Other installations, tools and furniture	4,849	29,111	13,004	6,358	27,744	**81,066**
Total	**17,061**	**247,748**	**152,687**	**19,781**	**48,636**	**485,913**

The foregoing table shows that, excluding the investment in toll roads and airports, 51% of the remaining investment in tangible fixed assets related to the Ferrovial Group's Construction Division, mainly for construction machinery. Also noteworthy is the Concession Division's investment, mainly in parking lots for public use, which accounts for 32% of the total investment.

Fully depreciated assets amounted to €41,686,000.

The tangible fixed assets not used in operations are scantly material with respect to the total ending consolidated balances.

The tangible fixed assets located abroad amount to €3,776,678,000, net of depreciation, of which €3,735,350,000 relate to toll road and airport concession-holders.

(8) LONG-TERM FINANCIAL INVESTMENTS

a) Holdings in nonconsolidated Group companies and long-term investment securities

The detail of the holdings in Group companies not consolidated because their activity is not material to the Group as a whole or because they were not long-term holdings, and of the Group's long-term investment securities is as follows:

Thousands of Euros			
	Cost	**Provision**	**Total**
Holdings in Group companies	5,618	-5,581	37
Long-term investment securities	83,002	-2,878	80,124
Total	88,620	-8,459	80,161

- Holdings in Group companies

The "Holdings in Group Companies" caption includes the holdings in companies which were not consolidated either because they were inactive or because their activity was not material. As of December 31, 2001, provisions were recorded for substantially all of them. The detail of these companies is as follows:

Thousands of Euros		
	Cost	**Provision**
Sotaverd, S.A.	3,259	-3,259
Cintra Colombia, S.A.	2,291	-2,291
Other companies	68	-31
Total	5,618	-5,581

- Long-term investment securities

The variation in 2001 in the net book value of these securities was as follows:

Thousands of Euros					
	Balance at 12/31/00	**Additions**	**Retirements/ Provisions**	**Reclassi-fications**	**Balance at 12/31/01**
Cableuropa, S.A.	49,714	255			49,969
Editel, S.L.	15,191		-15,191		
Wanadoo, S.A.	2,270		-2,047		223
Build2Build, S.A.	1,933	120			2,053
Instal Poznan (Budimex Group)	5,772		-5,772		
Kredyt Bank, S.A. (Budimex Group)	7,418		-7,418		
Portfolio of Mostostal Krakow (Budimex Group)	2,305		-1,296		1,009
Portfolio of Dromex (Budimex Group)	1,744		-1,744		
Elektromontaz Poznan (Budimex Group)				4,100	4,100
Other Budimex holdings	761			1,202	1,963
Naviera Elealva A.I.E.		7,775			7,775
Naviera Celeste A.I.E.		4,591			4,591
Naviera del Miño A.I.E.		7,775			7,775
Other companies	1,431	1,574	-2,339		666
Ending balance	88,539	22,090	-35,807	5,302	80,124

- Significant retirements:

  - Sale by Ferrovial Telecomunicaciones of its holding in Editel, S.A., holder of the fourth fixed telephony license in Spain, operating under the UNI2 trade name.
  - Sale by Budimex, S.A. of its 2.96% holding in the Polish bank Kredyt Bank, S.A.

- Significant additions:

  - Burety, S.L.'s holding in three economic interest groupings (Naviera Elealva, Naviera Celeste and Naviera del Miño) which charter ships.

b) Holdings in companies carried by the equity method

This caption includes the companies directly and indirectly more than 20% but not more than 50% owned over which significant management influence is exercised.

The detail of the holdings in the companies carried by the equity method as of December 31, 2001, is as follows:

	Beginning Balance	Share in Income (Loss)	Holding/ Dividend Variation	Reclassification	Method Change	Effect of Exchange Rate	Retirements	Ending Balance
Construction								
Elektromontaz Poznan (Budimex Group)	3,552			-3,552				
Autostrady (Budimex Group)	1,513				-1.513			
Eurostrady. SA (Budimex Group)	1,214			-1,214				
Other Budimex investees	984						-984	
Concessions								
Europistas Concesionaria Española, S.A.	97,726	3,190	1,391					102,307
Túneles de Artxanda, S.A.	7,354		-27					7,327
Aparcamientos Urbanos de Sevilla, S.A	1,355	305						1,660
Estacionamientos Guipuzcoanos, S.A.	5,635	749						6,384
S. Munic. de Aparc. y Serv. de Málaga, S.A.	3,597	37						3,634
Inversiones Técnicas Aeroportuarias, S.A.	42,297	1,442				6,166		49,905
Talca Chillán, S.A.	18,348	-4,613	8,489			-2,286		19,938
Autopista del Maipo, S.A.	45,559				-45,559			
Concesiones C.C.F.C.	2,125						-2,125	
Proyectos de Infraestructuras, S.A.	6,317					27	-6,344	
Property development								
Imobiliaria Fontes Picoas, S.A.	8,287	96					-8,383	
Lusivial Promoçao e Gestao Imobiliaria, S.A.	8,617	51						8,668
Inmobiliaria Urbecentro Dos, S.A.	2,008	-189				-190		1,629
MSF Madrid Holding Holanda, B.V.	5	318	-434	345				234
Recoletos 7-9, S.L.	477	-329						148
Ortega 22, S.L.	264	-7						257
Promovial, S.A.	28							28
Domovial, S.L.	17	28						45
Recoletos, 5, S.L.	219	1,218	-1,415					22
Services								
Necrópolis Valladolid, S.A.	3,063	315		-165				3,213
Cementerios de Gijón, S.A.	455						-455	
Other companies carried by the equity method	70	813	1	-775			-1	108
Total	261,086	3,424	8,005	-5,361	-47,072	3,717	-18,292	205,507

The share in income (loss) shown in the foregoing table is net of taxes.

The main variations in 2001 were as follows:

- Concessions division:

- Change in the method of consolidation of Autopista de Maipo, S.A. The Ferrovial Group's original holding of 40%, carried by the equity method, increased to 100% and, accordingly, consolidation by the global integration method. As a result, the value under this caption of Autopista del Maipo S.A. which as of December 31, 2000, was €45,559,000, was eliminated.
- Increase in the holding in Talca Chillán, S.A.
- Retirement due to sale of Concesiones CCFC and Proyectos de Infraestructuras, S.A., companies operating in Colombia.

- Property development division:

- Retirement due to sale of the Portuguese company Imobiliaria Fontes Picoas, S.A.,

€723,000 relating to Túneles de Artxanda, S.A. were recorded under the "Uncalled Capital Payments Payable - Associated Companies" caption on the liability side of the consolidated balance sheet.

c) Loans to companies carried by the equity method

The balance of this caption relates to the loan of €2,695,000 granted to MSF Madrid Holding Holanda, B.V., which is 25% owned by the Group and owns various office buildings in Madrid through different subsidiaries.

d) Other loans

The variations in this caption in 2001 were as follows:

Thousands of Euros	
	Net Cost
Beginning balance	337,769
Additions	36,374
Reclassifications	-11,485
Effect of exchange rate	2,384
Retirements	-29,335
Ending balance	335,707

The main item in this caption is the long-term deposits by the toll road concession-holders as guarantees for their bond issues.

The amount for toll road concession-holders was €251,708,000, of which €251,619,000 related to 407 ETR International, Inc.

This caption also includes loans to employees totaling €1,890,000 and long-term guarantees and deposits totaling €4,881,000.

The interest rate on these loans is similar to the market rate.

e) Goodwill in consolidation

The variations in this caption in 2001, by business division and company, were as follows:

Thousands of Euros					
	2000	**Additions**		**Retirements**	**2001**
	Net Investment	**Invest-ment**	**Amortization**		**Investment**
Construction					
Budimex, S.A.	84,600	1,413	-5,185	-412	80,416
Bygging Encofrados Deslizantes, S.A.		36	-1		35
Concessions					
Cintra Aparcamientos, S.A	30,800	5,268	-2,122		33,946
Dornier, S.A.	14,563		-844	-4,408	9,311
Reinrod, S.A.	948		-55		893
Parques de Estacionamientos de Lisboa, S.A.	5,618			-5,618	
Soc. Munic. de Aparc. y Servicios de Sevilla, S.A.	336		-17		319
Balsol 2001, S.A.		801	-13		788
407 ETR International, Inc.	4,484			-800	3,684
Autopista del Maipo, S.A.		16,497	-220	14	16,291
Autopista del Sol Concesionaria Española, S.A.		22,278	-37		22,241
Europistas, Concesionaria Española, S.A.		13,381	-393		12,988
Property development					
Don Piso Group		20,499	-477		20,022
Services					
Grupisa Infraestructuras, S.A.	14,472		-781	-100	13,591
Eurolimp Group		7,689			7,689
Other companies	**342**		**-10**	**-91**	**241**
Ending balance	**156,163**	**87,862**	**-10,155**	**-11,415**	**222,455**

- <u>Concessions</u>

  The main additions in this business division were as follows:

  - Acquisition by Cintra, Concesiones de Infraestructuras de Transporte, S.A. of 15% of Autopista del Sol Concesionaria Española, S.A. from Europistas, Concesionaria Española, S.A. which enabled Cintra, Concesiones de Infraestructuras de Transporte, S.A. to increase its holding in Autopista del Sol Concesionaria Española, S.A. to 75 %. This transaction generated €22,241,000 of goodwill.
  - Purchase by Cintra Concesiones de Infraestructuras, S.A. of 5.98% of Europistas C.E.S.A., giving rise to €13,381,000 of Goodwill.
  - Also noteworthy was the €16,497,000 of Goodwill generated in the purchase of 60% of Autopista del Maipo, S.A.

The main retirement was as follows:

- Sale of Parque de Estacionamientos de Lisboa, S.A. (ESLI) a subsidiary of Cintra Aparcamientos, S.A., whose Goodwill as of December 31, 2000, amounted to €5,618,000.

- Property development

  The major additions in 2001 relate to Ferrovial Inmobiliaria, S.A.'s acquisition of the Don Piso Group, a corporate group which engages in real estate brokerage, offering real estate services of all kinds in its own and franchised offices. The purchase of this group generated Goodwill totaling €20,499,000.

- Services

  In 2001 Ferrovial Servicios, S.A. acquired the Eurolimp Group, which is one of the leading providers of cleaning services in Spain. This group is composed of Eurolimp, S.A., Eurointegral, S.A. and Limpxan, S.A. This acquisition generated Goodwill totaling €7,689,000.

(9) DEFERRED CHARGES

The variations in this caption in 2001 were as follows:

Thousands of Euros					
	Balance at 12/31/00	**Inclusion in Conso-lidation**	**Additions**	**Retire-ments**	**Balance at 12/31/01**
Toll road and airport concession-holders	771,483	3,823	216,704	-263,189	[illegible]
Other companies	24,016	34	5,553	-5,812	[illegible]
Ending balance	**795,499**	**3,857**	**222,257**	**-269,001**	**752,612**

- Toll road and airport concession-holders

  The balance under this caption arose as a result of the following:

  - Differences between the face value of certain bonds issued at a discount and the cash amount received. This amount reflects the financial expenses that will be incurred over the term of the issue.
  - Financial expenses capitalized pursuant to ICAC regulations (Ministerial Order dated December 10, 1998, enacting the regulations for the adaptation of the Spanish National Chart of Accounts for toll road concession-holders - See Note u.4.1).

The variations in 2001 in the toll road and airport concession-holders' accounts were as follows:

Thousands of Euros			
	Balance at 12/31/00	**Balance at 12/31/01**	Difference
407 ETR International Inc.	539,968	435,190	-104,778
Autopista Terrasa Manrresa, S.A.	138,409	146,444	8,035
Autopista del Sol, S.A.	24,057	38,381	14,324
Concesionarias de Infraestructuras, S.A.	19,394		-19,394
Concesionaria Temuco Rio Bueno, S.A.	3,782	14,199	10,417
Concesionaria Collipulli Temuco, S.A.	40,885	30,912	-9,973
Autopista Trados-45	705	726	21
Euroscut-Sociedade Concessionaria da Escut do Algarve, S.A.	4,283	11,249	6,966
Euroscut-Sociedade Concessionaria da Escut do Norte Litoral, S.A.		3,823	3,823
Aeropuerto Cerro Moreno, S.A.		247	247
Autopista del Maipo, S.A		47,650	47,650
Total	771,483	728,821	-42,662

The main addition in 2001 arose as a result of the bond issue associated with the end of the financing of the Santiago-Talca toll road (Autopista del Maipo, S.A.). This issue was denominated in U.S. dollars and amounted to US$ 421 million. The deferred charges relating to the interest on this issue amounted to €47,650,000 as of December 31, 2001.

As of December 31, 2000, the balance of 407 ETR International, Inc. included the full amount of a bond issue actually carried out in 2001. Accordingly, as of December 31, 2000, the amounts recorded for the bond issue and as deferred charges were overstated. The balance as of 2000 year-end that can be compared with that as of December 31, 2001, is €423,998,000, which consequently entails an upward variation during the year of €11,192,000, relating to the capitalization of financial expenses by applying the ICAC regulation, and the difference between the face value of the new bonds issued and the cash amount received.

- Other companies

The "Other Companies" caption includes mainly:

- The deferred charges arising from the acquisition of Fertilizantes Orgânicos de Galicia, S.A. in 1997 and Lar 2000, S.A. in 1998 for €5,160,000 and €9,425,000, respectively, net of amotization, as of December 31, 2001.
- The advance lease payments made by various companies of the Cintra Aparcamientos Group, relating to the operating rights on parking lots owned by town councils. As of December 31, 2001 these rights totaled €8,672,000 and included, notably, the 50-year concession granted for the Barcelona City Council's Sagrado Corazón parking lot, for which €5,103,000 were paid in 2001.

(10) INVENTORIES

The variations in the balances of the "Inventories" caption as of December 31, 2001, were as follows (amounts in thousands of euros):

	Balance at 12/31/00	Balance at 12/31/01	Variation
Land lots and unbuilt land	98,118	180,275	82,157
Raw materials and other purchases	66,447	57,361	-9,086
Property developments in progress	469,419	678,975	209,556
Completed property developments and buildings acquired	50,098	74,849	24,751
Initial expenses and site installations	29,123	21,969	-7,154
Advances	25,040	10,659	-14,381
Provisions	-1,414	-2,302	-888
Total	736,831	1,021,786	284,955

The distribution of inventories, by business line, is as follows:

	%
Property development	**87.70**
Land	57.84
Construction	29.86
Construction	**11.05**
Parking lots	**0.64**
Other	**0.61**
Total	100

As shown in the foregoing table, property development accounts for the major investment under this caption, with 87.70% of the total.

The increase in the "Inventories" balance from 2000 to 2001 was mainly due to the property development business. In 2001 this business line acquired new land for a total of €282,801,000.

As of December 31, 2001, €3,826,000 of specific financial expenses of property developments were capitalized in inventories.

(11) TRADE ACCOUNTS RECEIVABLE

The detail of customer receivables for sales and services as of December 31, 2001, is as follows:

	Thousands of Euros	
	Balance at 12/31/00	Balance at 12/31/01
Customer receivables	925,580	1,015,453
Notes receivable	173,924	208,418
Retentions	58,997	63,885
Completed construction work pending certification	208,435	198,122
TOTAL	1,366,936	1,485,878

€10,801,000 were deducted from the "Customer Receivables" balance, for the offset of construction certificates receivable against taxes still being disputed as of December 31, 2001.

The balance was also reduced by €54,900,000 for construction certificates receivable and other collection documents assigned without recourse to finance entities.

The breakdown, by activity, of the balance of the "Customer Receivables for Sales and Services" caption as of December 31, 2001, is as follows:

Type of Activity	Thousands of Euros	%
Construction Spain	856,756	57.67
Construction abroad	220,699	14.85
Concessions	73,177	4.92
Property development	192,897	12.98
Services	142,169	9.57
Corporate	180	0.01
Total	1,485,878	100.00

The percentage breakdown, by customer type, of the trade accounts receivable in 2001 is as follows:

Customer Type	%
Spain	**97.50**
Central Government	16.43
Autonomous Community Governments	6.28
Local authorities	12.21
Private-sector customers	53.78
Other	8.81
Abroad	**2.50**
Total	100.00

The average debt aging of public sector receivables for construction activities is as follows:

	Months
Central Government	2.6
Autonomous Community Governments	2
Local authorities	3.5

(12) SHAREHOLDERS' EQUITY

The detail of consolidated equity accounts and of the variations therein in 2001 is as follows:

	Capital Stock	Addi-tional Paid-in Capital	Reserves of the Controlling Company: Legal Reserve	Reserves of the Controlling Company: Reserve for Treasury Stock	Reserves of the Controlling Company: Other Re-serves	Reserves at Consoli-dated Compa-nies	Reserve for Control-ling Company Shares	Trans-lation Diffe-rences	Inte-rim Divi-dend	Income for the Year	Total Share-holders Equity
Balance at December 31, 2000	**140,265**	**193,192**	**12,036**	**36,467**	**230,394**	**229,705**	**29,275**	**37,336**	**-18,020**	**159,215**	1,049,865
Distribution of income											
Dividends									18,020	-38,623	-20,603
Reserves			4,727		3,918	111,947				-120,592	
Reserve for Controlling Company shares				24,781	-24,781	22,416	-22,416				
Translation differences								-24,999			-24,999
Exclusions from consolidation						-5,568		5,568			
Other						-267					-267
Interim dividend									-24,544		-24,544
2001 income										218,263	218,263
Balance at December 31, 2001	140,265	193,192	16,763	61,248	209,531	358,233	6,859	17,905	-24,544	218,263	1,197,715

Capital stock and additional paid-in capital

As of December, 2001, the capital stock of Grupo Ferrovial, S.A. consisted of 140,264,743 fully subscribed and paid shares of €1 par value each, all with equal rights.

The additional paid-in capital, amounting to €193,192,000, is classified as an unrestricted reserve.

As of December 31, 2001, the shareholders owning more than 10% of the capital stock of Grupo Ferrovial, S.A. were Profesa Investment, B.V., with a 40% holding, and Portman Baela, S.L., with a 17.54% holding.

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

The variation in 2001 relates to the €4,727,000 allocated out of the parent company's 2000 income to the legal reserve.

Reserve for treasury stock and reserve for Controlling Company shares

This is a restricted reserve for an amount equal to the cost of treasury stock and Controlling Company shares, which is recorded on the asset side of the balance sheet and must be maintained until the shares are sold or retired.

Reserve for treasury stock

As of December 31, 2001, Grupo Ferrovial, S.A. owned 4,015,657 shares of treasury stock, representing 2.86% of its capital stock, and had recorded the mandatory reserve required by corporate law for ownership of treasury stock.

In 2001 Grupo Ferrovial, S.A. acquired 1,334,295 shares of treasury stock, none of which were sold. Accordingly this reserve amounting to €24,781,000 was recorded, with a charge to the "Other Reserves" caption.

Reserve for shares of the Controlling Company

Ferrovial, S.A. and Betonial, S.A. own 104,131 and 358,327 shares, respectively, of the Controlling Company, together representing 0.33% of its capital stock, and have set up the mandatory reserves required by corporate law for ownership of Controlling Company shares.

In 2001, these two Group companies purchased 374,276 shares of the Controlling Company (0.26%) and sold 1,979,959 shares (1.41%) for a gain of €6,052,721.

In 2001, the net decrease in the number of Grupo Ferrovial, S.A. shares owned by Ferrovial, S.A. and Betonial, S.A. reduced the balance of the reserve for Controlling Company shares and increased the balance of the consolidation reserves by €22,416,000.

Revaluation reserve (Royal Decree-Law 7/1996))

As of December 31, 1996, certain Group companies revalued their tangible fixed assets as permitted by current legislation.

The balance of the revaluation reserve, which amounted to €1,948,000 at the Controlling Company, was approved by the tax authorities in 1998 and can now be used, free of tax:

- to offset prior years' losses
- to increase capital stock, or
- can be taken to unrestricted reserves from December 31, 2006. However, this balance cannot be distributed until the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been sold or retired from the accounting records.

Consolidation reserves at global integration and equity method companies and translation differences

The detail, by company and business division, of the consolidation reserves and translation differences is as follows:

Thousands of Euros		
Companies	**Translation Differences**	**Consolidation Reserves**
COMPANIES CONSOLIDATED BY THE GLOBAL INTEGRATION METHOD		
Corporate		**62,297**
Ferrovial, S.A.		8,092
Inversiones Trenza, S.A.		-8,501
Can-Am, S.A.		-10,412
Burety, S.L.		-8,270
Grupo Ferrovial, S.A.		96,022
Betonial, S.A		-14,380
Other		-254
Construction	**7,955**	**152,078**
Ferrovial Agromán, S.A.		182,747
Ditecpesa, S.A.		2,912
Compañía de Obras Castillejos, S.A.		1,553
Ferrovial Conservación, S.A.		758
Tecpresa, S.A.		1,125
Cadagua, S.A.		-61,450
Aplicaciones de Recursos Naturales, S.A.		710
Budimex, S.A.	9,520	46,992
Ferrovial Agromán Internacional Canadá, S.A.	-6	1,219
Ferrovial y Agromán Empresa Constructora, Ltda.	4,133	-34,886
Ferrovial Agromán Chile, S.A.	-3,800	-3,164
Ferrovial Agromán Puerto Rico, S.A.	-230	-3,792
Delta Ferrovial, Ltd.	-1,511	16,791
Other	-151	563
Concessions	**-78**	**48,997**
Cintra, Concesiones de Infraestructuras de Transporte, S.A.		-99,853
Concesionaria Collipulli Temuco, S.A.	-11,939	235
Concesionaria Temuco Río Bueno, S.A.	-3,878	-116
Cintra Chile, Limitada	-5,473	14,578
Autopista de Maipo, S.A.	-10,602	
Autopista de Toronto, S.L.		26,889
407 ETR Interntional Inc.	30,062	35,730
Cintra Aparcamientos, S.A.	473	51,000
Autopista del Sol, C.E.S.A.		7,201
Autopista Terrassa Manressa, S.A.		14,122
Autostrada Poludine, S.A.	1,072	-332
Other	207	-457
Property development	**-1,367**	**39,557**
Ferrovial Inmobiliaria, S.A.		19,806
Lar 2000, S.A.		8,874
Promociones Bislar, S.A.		5,953
Nueva Marymontaña, S.A.		-2,203
Promotora Residencial Oeste de Barcelona, S.L.		6,624
Ferrovial Inmobiliaria Chile Limitada	487	-2,647
Habitaria, S.A.	-1,693	-228
Ferrovial Holanda, B.V.		3,813
Other	-161	-435

Thousands of Euros		
Companies	**Translation Differences**	**Consolidation Reserves**
Services	**3**	**3,613**
Ferrovial Servicios, S.A.		5,473
Sitkol, S.A.		-1,778
Other	3	-82
Telecommunications		**8,291**
Ferrovial Telecomunicaciones, S.A.		8,291
SUBTOTAL COMPANIES CONSOLIDATED BY THE *GLOBAL INTEGRATION METHOD*	***6,513***	***314,833***
COMPANIES CARRIED BY THE EQUITY METHOD		
Concessions	**11,428**	**57,751**
Europistas Concesionaria Española, S.A.		54,046
Inversiones Técnicas Aeroportuarias, S.A.	12,161	8,509
Talca Chillán, S.A.	-990	-4,132
Other	257	-672
Property development	***-36***	***-14,184***
Lusivial Promoçao e Gestao Imobiliaria, S.A.	72	-11,018
Recoletos 5, S.L.		-1,742
Recoletos 7-9, S.L.		-1,069
Other	-108	-355
Services		**-167**
Necrópolis de Valladolid, S.A.		-167
SUBTOTAL COMPANIES CARRIED BY THE EQUITY METHOD	**11,392**	**43,400**
Total	**17,905**	**358,233**

The translation differences reflect the impact of the variation in the exchange rate with the euro of the currencies of the countries in which the Group's subsidiaries operate. In particular, the 2001 variation, entailed for the Ferrovial Group a net devaluation of €19,431,000, due to:

- the €24,999,000 decrease in translation differences due to the depreciation of the Chilean peso (approximately 12.6%) and, to a lesser extent, of the Canadian dollar (0.1%) against the euro, which was partly offset by the revaluation of the Polish zloty (6.1%).

- the €5,568,000 increase due to the exclusion from consolidation of various foreign companies, particularly Cintra Colombia, S.A. and its subsidiaries.

(13) MINORITY INTERESTS

This caption in the consolidated Balance sheet includes the portion of the companies' Equity that is owned by the Group's minority shareholders, as follows:

	Thousands of Euros
Beginning balance	400,121
Inclusion in consolidation	25,250
Dividends	-2,023
Income	18,413
Translation differences	2,628
Capital increase	227
Changes in percentage of ownership	-18,000
Exclusions from consolidation	-2,731
Other variations	1,452
Ending balance	425,337

The "Inclusions in Consolidation" balance reflects most notably the equity of minority shareholders in Euroscut Norte Litoral, S.A. and Inversora de Autopistas del Sur, S.L. (the R-4 toll road concession-holder), which were formed in 2001.

The "Changes in Percentage of Ownership" balance reflects most notably the reduction of minority interests due to the acquisition in 2001 of a 15% holding in Autopista del Sol, C.E.A.S.S.A.

The "Exclusions from Consolidation" balance reflects most notably the exclusion of Promotora de Proyectos de Infraestructuras, S.A., a subsidiary of Cintra Colombia, S.A.

The breakdown of the balance of the "Minority Interests" caption as of December 31, 2001, is as follows:

Thousands of Euros			
COMPANIES	**Capital Stock and Reserves**	**Income (Loss)**	**Total**
Construction			
Budimex, S.A.	70,632	-6,844	63,788
Concessions			
407 ETR International, Inc.	236,428	20,100	256,528
Cintra Aparcamientos, S.A.	1,085	74	1,159
Autopista del Sol, C.E.A.S.S.A	31,624	3,203	34,827
Autopista Terrasa Manressa, S.A	16,692	1,818	18,510
Euroscut-Sociedade Concessionaria da Escut do Algarve,	9,507		9,507
Euroscut Norte, S.A.	13,272		13,272
Inversora de Autopistas del Sur, S.L.	12,040		12,040
Concesionaria Temuco Rio Bueno, S.A.	12,401	321	12,722
Property development			
Nueva Marymontaña, S.A.	1,631	-296	1,335
Urbecentro, S.A.	1,004		1,004
Other	608	37	645
TOTAL	406,924	18,413	425,337

Non-Group companies with significant holdings in subsidiaries

As of December 31, 2001, the non-Group companies owning 10% or more of the capital stock of Group companies were as follows:

COMPANIES	Percentage of Ownership	Shareholder
Construction		
Constructora Delta Ferrovial Limitada	50%	Delta, S.A.
Karman Técnicas Especiales, S.A.	50%	Karrena Técnicas del Refractario, S.A.
Concessions		
407 International Inc.	26,92%	SNC Lavalin
Autopista del Sol, C.E.S.A.	15%	Unicaja
Autopista Terrasa Manresa, S.A.	10%	Acesa
Autopista Trados-45, S.A.	50%	ACS
Tidefast Limited	50%	Macquarie Airports (UK) Limited
Concesionaria Termuco Rio Bueno, S.A.	25%	Fondo Las Américas
Inversora de Autopistas del Sur, S.L.	30%	E.N.A./Unicaja/Caja Castilla La Mancha
Túneles de Artxanda, S.A.	20%	BBK
Property development		
Lusivial, S.A.	50%	Vallehermoso
Habitaria, S.A.	50%	Lucsik Group
Nueva Marymontaña, S.A.	44,9%	Edificaciones Calpe S.A.
Setecampos Sociedade Inmobiliaria, S.A.	50%	Caja de Madrid
FLG Omega, B.V.	50%	Donizzeti Offices, B.V.

(14) DEFERRED REVENUES

a) Subsidies

The variations in this caption in 2001 were as follows:

	Thousands of Euros
Balance at 12/31/00	**4,459**
Additions	3,900
Allocation to income	-225
Balance at 12/31/01	**8,134**

The balance as of December 31, 2000, included the following subsidies granted to Cadagua, S.A in prior years:

- Subsidy of €5,109,000 for the management of the water supply in Pla de Mallorca, the balance of which was €3,591,000 as of December 31, 2001.

- Subsidy of €2,320,000 granted by the Ministry of Industry and Energy, the balance of which was €642,000 as of December 31, 2001.

The "Additions" balance includes a subsidy of €3,900,000 granted to Cadagua, S.A. and Ferrovial Agromán, S.A., by the Ministry for the Environment, for the design and construction under a joint venture of a desalination plant in Alicante.

These subsidies are recognized in income over the useful life or concession period of the subsidized assets or in proportion to the depreciation taken on the subsidized assets.

b) Other deferred revenues

The detail of the balance of this caption and of the variations therein in 2001 is as follows (in thousands of euros):

	Balance at 12/31/00	Balance at 12/31/01	Variation
Assignment of rights to use parking spaces	10,315	8,236	-2,079
Deferred revenues Concesiones de Infraestructuras, CISA	10,252	0	-10,252
Financial revenues of 407 ETR International, Inc.	20,568	27,898	7,330
Other	3,064	1,494	-1,570
TOTAL	44,199	37,628	-6,571

The "Assignment of Rights to Use Parking Spaces" account includes the amounts recorded by Cintra Aparcamientos, S.A. and its dependent companies for the assignment of parking spaces that will, subsequently, revert to the government. Due to the special conditions of the related contracts, these amounts cannot be recognized as sales at the delivery date.

The deferred revenues of Concesiones de Infraestructuras, S.A. (a Colombian concession-holder) as of December 31, 2000, related to billings made but not recognized since the company was in the preoperating phase. In 2001 this company was excluded from consolidation.

The "Financial Revenues of 407 ETR International, Inc." account includes the interest deferred by this company in connection with deposits securing its debt. This interest is recognized in income in accordance with the Ministerial Order dated December 10, 1998, enacting the regulations for the adaptation of the Spanish National Chart of Accounts for toll road concession-holders, by the same method as that described for financial expenses in Note 4.u.4.1.

(15) PROVISIONS FOR CONTINGENCIES AND EXPENSES

The detail of the balance of this caption as of December 31, 2001, is as follows:

	Thousands of Euros					
	Balance at 12/31/00	Additions	Inclusion in Group	Effect of Exchange Rate	Retire-ments	Balance at 12/31/01
Reversion reserve	19,235	11,560		-382	-1,000	29,413
Other provisions	67,546	26,112	2,796		-20,395	76,059
Ending balance	86,781	37,672	2,796	-382	-21,395	105,472

Reversion Reserve

- The additions to the "Reversion Reserve" account relate to the period depreciation of €11,233,000 recorded mainly by the toll road concession-holders. This provision to the Reversion Reserve is recorded by applying to the estimated total Reversion Reserve the proportion represented by the estimated toll revenues in the year to the total toll revenues forecast for the concession period.

Other provisions

- The "Inclusion in Group" account includes mainly the amounts recorded by Eurolimp at the date of its acquisition by the Ferrovial Group.

- The other provisions for contingencies and expenses include, as indicated in Note 4-ñ, the amounts that the Group estimates are required for probable or certain liabilities arising from litigation in progress or from outstanding indemnity payments or obligations of undetermined amount, collateral and other similar guarantees.

(16) NET CASH POSITION

To provide an overall analysis of the Group's indebtedness situation, the following table shows the breakdown by business division of the different asset accounts (short-term financial investments and cash) and liability accounts (debentures and short- and long-term payables to credit entities) reflecting the Group's net Cash position.

In this table, the Cash position of toll road and airport concession-holders is shown separately from that of the other Group companies.

Thousands of Euros

			Debentures		Payable to Credit Entities		
	Short-Term Financial Investments	Cash	L/T	S/T	L/T	S/T	Net Cash Position
Toll road and airport concession-holders	**368,620**	**82,582**	**3,453,009**	**90,563**	**895,568**	**66,677**	-4,054,615
Other companies	**605,917**	**195,081**			**896,787**	**191,080**	-286,869
Corporate	166,992	2,701			1	276,324	-106,632
Construction	831,333	156,575			26,895	70,605	890,408
Property development	111,466	29,597			390,683	188,126	-437,746
Services	5,475	-1,659			8,523	103,188	-107,895
Telecommunications	21,359	28			1,000	13	20,374
Other concessions	1,484	7,839			476,939	86,473	-554,089
Adjustments	-532,192				-7,254	-533,649	8,711
TOTAL	**974,537**	**277,663**	**3,453,009**	**90,563**	**1,792,355**	**257,757**	-4,341,484

The variations in the net Cash position in 2001 were as follows:

Thousands of Euros	Balance at 12/31/00	Balance at 12/31/01	Variation
Toll road and airport concession-holders	**-3,474,890**	**-4,054,615**	-579,725
Other companies	**-417,005**	**-286,869**	130,136
Corporate	-220,881	-106,632	114,249
Construction	605,980	890,408	284,428
Property development	-267,802	-437,746	-169,944
Services	-80,939	-107,895	-26,956
Telecommunications	-12,228	20,374	32,602
Other concessions	-442,948	-554,089	-111,141
Adjustments	1,813	8,711	6,898
TOTAL	**-3,891,895**	**-4,341,484**	-449,589

The Indebtedness of the other companies, excluding toll road and airport concession-holders, decreased by €130,136,000, mainly due to the significant cash flow generated especially in the construction division, despite the investments made, the dividends paid during the year (€45,147,000) and the debt of newly-acquired companies (€41,600,000).

The variation in 2001 in the toll road and airport concession-holders' net Cash position reflects the investments made to obtain new concessions and to develop the infrastructures for existing concessions, and also the impact of consolidating Autopista del Maipo, S.A. by the global integration method.

Following this overall analysis, a more detailed analysis is made below of the variations in the "Payable to Credit Entities" and "Debentures" accounts:

Payable to credit entities

	Thousands of Euros						
	Balance at 12/31/00			Balance at 12/31/01			
COMPANIES	**Long Term**	**Short Term**	**TOTAL**	**Long Term**	**Short Term**	**TOTAL**	**Variation**
Toll road and airport concession-holders	**978,448**	**55,637**	**1,034,085**	**1,022,068**	**66,677**	**1,088,745**	**54,660**
Autopista del Sol, C.E.S.A.	349,342	567	349,909	341,852	2,703	344,555	-5.354
Autopista Terrasa-Manresa, S.A.	190,613	49,819	240,432	184,041	52,658	236,699	-3.733
Conces, Temuco Río Bueno, S.A.	110,796	4,815	115,611	146,756	5,226	151,982	36.371
407 ETR International, Inc.	285,653		285,653	-	-		-285.653
Aeropuerto Cerro Moreno				-	5,481	5,481	5.481
Euroscut Algarve, S.A.				5,584	81	5,665	5,665
Euroscut Norte Litoral, S.A.				2,677		2,677	2.677
Autopista Trados 45, S.A.	37,478	435	37,913	62,055	528	62,583	24.670
Conces, de Infraestructuras, S.A.	4,566		4,566		-		-4.566
Tidefast, Ltd.				150,984	-	150,984	150.984
Bristol Int, Airport, S.L.				1,619	-	1,619	1.619
Other companies	**604,181**	**214,364**	**818,545**	**896,787**	**191,080**	**1,087,867**	**269,322**
TOTAL	1,582,629	270,001	1,852,630	1,792,355	257,757	2,050,112	197,482

The main variations in 2001 in the amounts payable to credit entities were as follows:

- €150,984,000 for the inclusion in the consolidated group of Tidefast, Ltd. (owner of Bristol International Airport, Ltd.).
- Change in the financing of 407 ETR International Inc. which, as of December 31, 2001, had covered its debt, and therefore had no amounts payable to credit entities by issuing new bonds.

Debentures

	Thousands of Euros						
	Balance at 12/31/00			Balance at 12/31/01			
COMPANIES	Long Term	Short Term	TOTAL	Long Term	Short Term	TOTAL	Variation
Toll road and airport concession-holders	**2,644,556**	**15,682**	**2,660,238**	**3,326,509**	**90,563**	**3,417,072**	**756.834**
Autopista Terrasa-Manresa, S.A.	42,672		42,672		42,672	42,672	
Conces, Collipulli Temuco, S.A.	211,338	15,682	227,020	193,378	14,370	207,748	-19.272
407 ETR International, Inc.	2,390,546		2,390,546	2,678,489		2,678,489	287.943
Algarve International, B.V.				126,500		126,500	126,500
Autopista del Maipo, S.A.			-	454,642	33,521	488,163	488.163
Other companies							
TOTAL	2,644,556	15,682	2,660,238	3,453,009	90,563	3,453,572	883,334

The increase in indebtedness under the "Debentures" caption was due to the new bonds issued in 2001, relating to:

- 407 ETR International Inc.: in 2001 the refinancing of the bridge loan and of the subordinated debt (sent by the shareholders of the concession-holder), obtained in the past for the acquisition of the toll road, was completed through 3 further bond issues amounting to €505,000.
- Financing was also completed at Autopista del Maipo, S.A., the concession-holder for the Santiago-Talca section and the southern approach to Santiago on Chile's Ruta 5. The issue, which was denominated in U.S. dollars, amounted to €454,642,000.

The detail of the amount of each issue, of the related interest rates (which in all cases were fixed rates) and of the maturity dates is as follows.

Thousands of Euros					
Company		**Amount**	**Interest Rate**		**Maturity**
407 ETR International Inc.	Seris 99 A1	283,003	6.05 %		2009
	Series 99 A2	282,311	6.47 %		2033
	Series 99 A3	212,598	6.75 %		2039
	Series 99 A4	115,158	5.33 %	(1)	2016
	Series 99 A5	115,158	5.33 %	(1)	2021
	Series 99 A6	115,158	5.33 %	(1)	2026
	Series 99 A7	115,158	5.33 %	(1)	2031
	Series 99 A8	282,801	6.55 %		2006
	Series 00 A2	230,315	5.29 %	(1)	2039
	Series 00 A3	304,725	6.90 %		2007
	Series 00 C1	116,929	7.00 %		2010
	Series 00 C1	212,599	9.00 %		2007
	Series 00 C1	155,906	6.40 %		2007
	Series 00 C2	136,668	4.50 %		2003
	Subtotal	2,678,487			
Autopista Terrassa-Manresa		42,672	10.95%		2002
Autopista del Maipo, S.A.		454,642	7.37%		2002
		33,523	7.37%		2001
Concesionaria Collipulli Temuco, S.A.		193,378	8.94%		2002
		14,370	8.94%		2020
Algarve International, B.V.		126,500	6.40%		2027
	Total	**3,543,572**			

(1) *Interest rate to which must be added the annual inflation rate in Canada.*

Certain of these issues were launched at a discount. Accordingly, the face value of the issue includes the interest that will accrue through the maturity date. The difference from the interest incurred in the year is recorded under the "Deferred Charges" caption (see Note 9).

The detail of the limits and the amounts drawn down of credit facilities and mortgage loans as of December 31, 2001, is as follows:

Thousands of Euros				
		Limit	**Drawn Down**	**Undrawn**
Credit facilities				
Maturing at short term		640,464	257,757	382,707
Maturing at long term		2,428,793	1,426,316	1,002,477
	TOTAL	**3,069,257**	**1,684,073**	**1,358,184**
Mortgage loans		**464,887**	**366,039**	**98,848**
	TOTAL	**3,534,144**	**2,050,112**	**1,484,032**

These credit facilities are unsecured, whereas the mortgage loans, of which €366,039,000 have been drawn down, are covered by mortgage guarantees on property developments recorded under the "Inventories" caption.

(17) TAX MATTERS

As indicated earlier in Note 4-q, the Controlling Company, together with certain companies which meet the requirements contained in tax legislation, are taxed under the consolidated taxation system.

The reconciliation of the consolidated income for the year per books to the taxable income for Corporate income tax purposes is as follows:

Thousands of Euros			
	Increase	**Decrease**	**Total**
Consolidated income for the year per books before taxes			308,635
Permanent differences:			
At individual companies	43,767	-32,282	11,485
Due to consolidation adjustments		-22,554	-22,554
Timing differences:			
At individual companies:			
Arising in the current year	76,482	-12	76,470
Arising in the prior year	4,273	-17,260	-12,987
Prior years' tax loss carryforwards			-6,139
Taxable income			354,910

The Group recorded under the "Corporate Income Tax" caption the taxes withheld abroad and the adjustment of the corporate income tax expense for 2000. The net effect of these two items was €12,801,000.

The Ferrovial Group companies indicated in Note 4-q are taxed under the consolidated taxation system.

The main permanent differences are due, basically, to nondeductible expenses, to tax-free gains arising on the sale of holdings abroad and to consolidation adjustments.

Most of the timing differences arise as a result of the difference between the accounting and tax methods used in allocating the income of joint ventures and in recording certain provisions.

Certain companies in the Consolidated Tax Group have tax losses available for carryforward amounting to €32,590,000, of which €2,005,000 were recognized as a tax asset in prior years. The detail of these losses is as follows:

Year in Which Loss Arose	Thousands of Euros
1992	11
1993	106
1994	211
1995	280
1996	363
1997	470
1998	11,501
1999	12,343
2000	3,944
2001	3,361
Total	32,590

Additionally, the Group has unused investment and other tax credits amounting to €83,059,000.

The criteria that the Tax Inspection authorities might adopt in connection with the years open for review might give rise to contingent tax liabilities which are not susceptible to objective quantification. However, the Company's directors consider that the liabilities arising in this connection will not be material.

The Corporate Income Tax expense is calculated at the rates in force in each country: Spain 35%, Portugal 35.2%, Colombia 35%, Uruguay 30%, Canada 44.62% and Chile 15%.

The companies included in the consolidated tax group have the years 1997, 1998, 1999 and 2000 open for review for corporate income tax; 1998, 1999, 2000 and 2001 for VAT and personal income tax withholdings; and the last four years for all other taxes.

(18) CONTINGENT LIABILITIES

The companies' contingent liabilities include those relating to the normal liability of construction companies for performance and completion of construction contracts entered into by the companies themselves or by the joint ventures in which they participate. Also, the companies are the defendants in certain litigation. The directors consider that the possible effect of these matters on the accompanying consolidated financial statements would in no case be material.

As of December 31, 2001, the companies had provided guarantees totaling €2,877,956,000, most of which related to guarantees required for the award of construction contracts.

(19) REVENUES AND EXPENSES

Net sales

The breakdown, by activity, of net sales in 2001 and the variations therein with respect to the previous year, are as follows:

ACTIVITY	Thousands of Euros		
	2001	2000	Variation %
Construction	**3,431,748**	**2,969,474**	15.57
Spain	2,180,181	1,895,539	15.02
Civil engineering	1,153,566	983.784	17.26
Residential building construction	558,457	490.945	13.75
Nonresidential building construction	468,158	420.810	11.25
Abroad	479,567	379,198	26.47
Budimex Group	686,754	615,673	11.55
Industrial	87,115	81,092	7.43
Intradivision adjustment	-1,869	-2,028	-7.84
Concessions	**345,831**	**257,028**	34.55
Property development	**375,179**	**305,304**	22.89
Services	**215,529**	**194,223**	10.97
Other	**45,284**	**28,200**	60.58
Elimination of intercompany transactions	**-173,563**	**-156,585**	10.84
Total	**4,240,008**	**3,597,644**	**17.86**

Operating income

The variations in 2001 in "Operating Income" and "Operating Margin", by business division, were as follows:

	2001		2000		Variation %
	Income	Margin	Income	Margin	
Construction	122,488	3.6%	95,867	3.2%	27.8%
Concessions	176,635	51.1%	103,583	40.3%	70.5%
Property development	87,997	23.5%	75,046	24.6%	17.3%
Services	11,843	5.5%	7,120	3.6%	66.3%
Other and adjustments	-10,041		-10,372		
Total	**388,922**	**9.2%**	**271,244**	**7.5%**	**43.4%**

As shown in the foregoing table, the operating income improved in all the business divisions.

The especially large increase in the Concessions division was mainly due to:

- the increase in traffic on the toll roads
- the opening of the East and West extensions of the 407 ETR in Toronto
- the inclusion of Bristol airport
- consolidation by the global integration method of Autopista del Maipo, S.A. The financial loss of this company (€19,500,000) was capitalized in operating income, since the related toll road is still under construction and is not generating revenues.

Financial revenues and expenses

The variations in 2001 in financial income with respect to 2000 were mainly due to:

- the recording in 2000 of a financial revenue of €23 million due to the income obtained at Grupo Ferrovial, S.A. and Cintra, S.A., from the collection of interest and commissions on the subordinated debt 407 ETR International Inc. lent to it by the shareholders. This amount was recognized in income once this debt had been fully repaid to the shareholders.

- The concession-holders' financial income decreased with respect to 2000, mainly due to the inclusion in the consolidated group of Tidefast, Limited, the commencement of operations at Euroscut Algarve, S.A. and the consolidation by the global integration method of Autopista del Maipo, S.A., which jointly accounted for a financial loss of €27,646,000 in 2001.

Extraordinary revenues and expenses

In 2001 extraordinary expenses amounted to 24,575,000 and extraordinary revenues to €49,517,000.

The main extraordinary revenues generated in 2001 were as follows:

In the Telecommunications Division, a gain of €14,300,000 was obtained on the sale of the holdings in Wanadoo by Ferrovial Telecomunicaciones, S.A. and a gain of €2,900,000 was obtained on the sale of Editel (UNI2).

The Concessions Division recorded a gain of €6,359,000 on the sale of Esli.

The Property Development Division obtained a gain for €5,280,000 on the sale of Fontes Picoas, S.A.

At Budimex a gain of €6,053,000 was obtained on the sale of its holding in Krédyt Bank.

Lastly, noteworthy was the gain of €6,053,000 on the sale of shares of treasury stock and the release of €1,400,000 of provisions for treasury stock recorded in December.

Backlog

As of December 31, 2001, the Group's construction backlog amounted to approximately €5,598,600,000 of which €1,020,200,000 related to projects abroad.

The detail of the construction backlog and of the variations therein with respect to 2000 is as follows:

	Thousands of Euros			
ACTIVITY	2001	2000	Variation	Variation %
Construction Spain	**3,370,800**	**3,248,296**	**122,504**	**3.77**
Civil engineering	1,946,500	1,819,137	127.363	7.00
Residential building construction	677,200	663,866	13.334	2.01
Nonresidential building construction	747,100	765,293	-18.193	-2.38
Construction Abroad	**1,020,200**	**1,042,771**	**-22,571**	**-2.16**
Civil engineering	923,300	842,882	80.418	9.54
Residential building construction	40,500	78,075	-37.575	-48.13
Nonresidential building construction	56,400	121,814	-65.414	-53.70
Industrial Construction	**462,600**	**461,985**	**615**	**0.13**
Construction	153,800	95,060	58.740	61.79
Maintenance	308,800	366,925	-58.125	-15.84
Budimex	**745,000**	**530,027**	**214,973**	**40.56**
	5,598,600	5,283,079	315,521	5.97

Companies' contribution to net income

The detail, by company, of the contribution to income after eliminations and adjustments in consolidation of the consolidated companies is as follows:

Thousands of Euros		
COMPANIES CONSOLIDATED BY THE GLOBAL INTEGRATION METHOD	**Attributable Income**	**Minority Interests**
Corporate		
Ferrovial, S.A.	3,466	
Betonial, S.A.	6,706	
Can-Am, S.A.	2,458	
Grupo Ferrovial, S.A.	-5,485	
Inversiones Trenza, S.A.	1,887	
Burety, S.L.	2,604	
Other	127	
Construction		
Ferrovial Agromán, S.A.	79,430	49
Ferrovial Conservación, S.A.	1,255	1
Cadagua, S.A.	3,038	2
Ferrovial Agromán Puerto Rico, Inc.	-756	
Ferrovial Agromán Chile, S.A.	12,811	8
Ferrovial Agromán Internacional, S.A., Canada branch	3,314	2
Budimex, S.A.	-11,575	-6,844
Bygging Encofrados Deslizantes, S.A.	554	118
Delta Ferrovial Limitada	2,709	2
Ditecpesa, S.A.	479	
Tecpresa, S.A.	906	
Other	728	-4
Concessions		
Temuco Rio Bueno, S.A.	963	321
Cintra, Concesiones de Infraestructuras de Transporte, S.A.	-14,724	-3
Cintra Aparcamientos, S.A.	12,262	74
Autopista del Sol Concesionaria Española, S.A.	6,572	3,203
Autopista Terrasa Manressa, S.A.	6,318	1,818
Cintra Chile, Ltd.	-3,068	-1
Autopista del Maipo, S.A.	3,900	1
Collipulli -Temuco Concesionaria, S.A.	1,874	
Bristol International Airport, S.L.	11,371	2
Tidefast, Ltd.	-11,737	-2
407 ETR International Inc.	31,809	20,100
Autopista de Toronto, S.L.	-1,274	
Other	-382	23

Thousands of Euros		
COMPANIES CONSOLIDATED BY THE GLOBAL INTEGRATION METHOD	**Attributable Income**	**Minority Interests**
Property development		
Ferrovial Inmobiliaria, S.A.	41,128	
Ferrovial Inmobiliaria Chile, Ltda.	-689	
Lar 2000, S.A.	8,203	
Nueva Marymontaña, S.A.	-363	-297
Promotora Residencial Oeste de Barcelona, S.L.	-1,587	
Habitaria, S.A.	595	
Sistemas de Estructuras, S.A.	-1,198	
Bendijar, S.L.	-398	3
Other	-693	
Services		
Sitkol, S.A.	356	
Ferrovial Servicios, S.A.	2,998	
Grupisa Infraestructuras, S.A.	132	-163
Telecommunications		
Ferrovial Telecomunicaciones, S.A.	17,815	
Total companies consolidated by the global integration method	**214,839**	**18,413**

Thousands of Euros	
COMPANIES CARRIED BY THE EQUITY METHOD	**Attributable Income**
Construction	
Grupo Budimex, S.A.	150
Concessions	
Europistas, C.E.S.A.	3,191
Filiales de Cintra Aparcamientos, S.A.	1,756
Inversiones Técnicas Aeroportuarias, S.A.	1,442
Talca Chillán S.A.	-4,615
Property development	
Inmobiliaria Fontes Picoas, S.A.	96
Lusivial Promoçao e Gestao Imobiliaria, S.A.	51
MSF Madrid Holding Holanda, B.V.	318
Domovial, S.L.	27
Recoletos 5, S.L.	1,218
Recoletos 7-9, S.L.	-329
Ortega 22, S.L.	-7
Urbecentro Dos, S.A.	-189
Services	
Necrópolis Valladolid, S.A.	315
Total companies carried by the equity method	**3,424**
Total global integration and equity method companies	**218,263**

The foregoing results are net of taxes.

(20) PERSONNEL

The variation in the average number of employees, by category, was as follows:

	2001	2000	Variation
University, junior college and other graduates	2,689	2,570	119
Clerical staff	1,830	1,561	269
Manual workers and line personnel without formal qualifications	19,003	20,077	-1,074
Total	23,522	24,208	-686

The variation in the average number of employees, by business division, was as follows:

	2001	2000	Variation
Corporate	168	166	2
Construction	16,665	17,596	-931
Concessions	1,799	1,572	227
Property development	440	172	268
Services	4,450	4,702	-252
Total	23,522	24,208	-686

The main decrease in the number of employees with respect to 2000 arose in the construction division due to drop in the Budimex Group's headcount from 9,335 to 7,908 employees.

The increase in the property development division was mainly due to the acquisition in 2001 of the Don Piso Group.

The services division does not include the Eurolimp, S.A. employees. Since this company was acquired in December 2001, it was not included in the consolidated statement of income, which therefore does not reflect the related personnel expenses.

(21) DIRECTORS' REMUNERATION

In 2001 Grupo Ferrovial, S.A. determined the remuneration of its directors in accordance with the Company's bylaws and the regulations.

In 2001 the directors received bylaw-stipulated remuneration totaling €917,800, including fees for attendance at the meetings of the Board of Directors and of its Committees.

The directors of the Controlling Company who are also members of the governing bodies of other Group, multigroup or associated companies, received overall remuneration amounting to €182,000.

In 2001 the three executive directors received a total of €1,434,000 of salaries and €685,000 of incentive bonuses for achievement of earnings and other targets during the year.

Additionally, a compensation system linked to the value of the Company's shares was established for the Board members with executive functions and senior executives, including the three executive directors. As a result, the rights of a total of 624,204 reference shares were attributed to these three executive directors.

As of December 31, 2001, there were no pension commitments.

The Company paid €5,600 of life insurance premiums for members of the Board of Directors.

As of December 31, 2001, the advances and loans granted to members of the governing bodies totaled €961,000, with interest rates tied to MIBOR and EURIBOR plus a spread of 0.5%. No guarantee commitments have been assumed in relation to these loans.

(22) SUBSEQUENT EVENTS

In January 2002, under the agreements signed in September 2001, the Ferrovial Group and the Australian group Macquarie Infrastructure Group (MIG) formally documented their alliance for the toll road concession business.

The operation was executed by the acquisition of a 40% holding by MIG in the subsidiary Cintra, Concesiones de Infraestructuras de Transporte S.A. for €816 million. From now on, Cintra's management activities will focus on the toll road business, in Spain and abroad.

The parking lot and airport activities hitherto performed by Cintra were also transferred in January 2002 to other subsidiaries of the Ferrovial Group. In particular, Cintra's parking lot line – represented by the holding in Cintra Aparcamientos, S.A.- was partially spun off to Nagrela S.A. and the transactions relating to the transfer of the shares representing the companies engaged in airport operations (Cerro Moreno, Inversiones y Técnicas Aeroportuarias, Bristol) were concluded with their contribution to Ferrovial Aeropuertos S.L., a wholly-owned investee of Grupo Ferrovial S.A.

(23) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

EXHIBIT I

(I) DEPENDENT COMPANIES

(Data in thousands of euros)

1.- Corporate:

1.a.- Of Grupo Ferrovial, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Ferrovial Agromán, S.A. (*) (a)	12/31/01	99.90	103,369	Madrid	Construction
Ferrovial, S.A. (a) (1)	12/31/01	99.98	1,150	Madrid	Construction
Betonial, S.A. (1)	12/31/01	99.00	34,207	Madrid	Inactive
Burety, S.L. (1)	12/31/01	99.00	-	Madrid	Inactive
Can-Am, S.A. Sole-Shareholder Company	12/31/01	100.00	-	Las Palmas	Finance
Frin Gold, S.A. (1)	12/31/01	99.00	65	Madrid	Inactive
Inversiones Trenza, S.A. (1)	12/31/01	99.00	-	Madrid	Finance
Promotora Ibérica de Negocios, S.A. (1)	12/31/01	99.00	365	Madrid	Inactive
Ferrovial Aeropuertos, S.L. (1)	12/31/01	99.00	2	Madrid	Concessions
Sotaverd, S.A.	12/31/01	49.00	-	Barcelona	Inactive
Ferrovial Telecomunicaciones, S.A. (1)	12/31/01	99.00	34,064	Madrid	Telecommunication
Ferrovial Inmobiliaria, S.A. (a) (1)	12/31/01	99.92	98,984	Madrid	Property developme
Ferrovial Servicios, S.A. (1) (d)	12/31/01	99.88	19,818	Madrid	Services
Sitkol, S.A. (1)	12/31/01	99.00	4,139	Madrid	Services
Grupisa Infraestructuras, S.A. (1) (d)	12/31/01	99.94	12,128	Madrid	Services
Nagrela, S.A. (1)	12/31/01	99.00	59	Madrid	Finance
Marliara, S.A. (1)	12/31/01	99.00	59	Madrid	Finance
Cintra, Concesiones de Infraest. de Transportes, S.A. (a)	12/31/01	67.58	384,771	Madrid	Concessions
TOTAL			693,180		

(*) 0.1% owned by third parties

1.b.- Of Ferrovial, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Fisa Limited	12/31/01	100.00	10	Bahamas	Inactive
Sotaverd, S.A.	12/31/01	28.47	-	Barcelona	Inactive
TOTAL			10		

2.- Construction

2.a.- Of Ferrovial Agromán, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Business
Ferrovial Medio Ambiente y , S.A. (a) (1)	12/31/01	99.00	879	Madrid	Construction
Compañía de Obras Castillejos, S.A.(a) (1)	12/31/01	99.95	8,252	Madrid	Construction
Tecpresa, S.A. (1)	12/31/01	99.00	1,532	Madrid	Construction
Ditecpesa, S.A. (d) (1)	12/31/01	99.95	1,201	Madrid	Construction
Ferrovial Conservación, S.A. (1) (a)	12/31/01	99.00	2,976	Madrid	Construction
Aplicación Recursos Naturales, S.A. (1)	12/31/01	99.98	247	Barcelona	Construction
Karman Técnicas Especiales, S.A.(h)	12/31/01	50.00	265	Madrid	Construction
Urbaoeste, S.A.	12/31/01	100.00	890	Cartagena	Construction
Ferrovial Agromán Int. Canadá, S.A. (f)	12/31/01	100.00	121	Canada	Construction
Ferrovial Agromán Chile, S.A. (c)	12/31/01	52.63	4,499	Chile	Construction
Ferrovial Agromán Empresa Constructora Limitada (c) (3)	12/31/01	99.00	-	Chile	Construction
Ferrovial Agromán Int. Puerto Rico, S.A.	12/31/01	100.00	-	Puerto Rico	Construction
Cadagua, S.A. (1) (a)	12/31/01	99.95	78,616	Bilbao	Construction
Discota XXI, S.L., Sole-Shareholder company	12/31/01	100.00	97,586	Madrid	Construction
Cintra, Concesiones de Infraest. de Transportes, S.A. (a)	12/31/01	32.42	223,162	Madrid	Concessions
TOTAL			420,226		

2.b.- Of Karman Técnicas Especiales, S.A. :

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Bygging Encofrados Deslizantes (2) (h)	12/31/01	82.47	661	Madrid	Construction
TOTAL			661		

2.c.- Of Ferrovial Agromán Empresa Constructora, Ltda. :

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Delta Ferrovial, Ltda. (c)	12/31/01	50.00	8	Chile	Construction
Constructora Collipulli Temuco, Ltd. (c)	12/31/01	89.00	6	Chile	Construction
Ferrovial Agroman Chile, S.A. (c)	12/31/01	47.37	7	Chile	Construction
Constructora Santiago Talca, Ltd. (c)	12/31/01	89.00	-	Chile	Construction
TOTAL			21		

2.d.- Of Ferrovial Agromán Chile, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Cerroalto	12/31/01	50.00	-	Chile	Construction
Constructora Santiago Talca, Ltd. (c)	12/31/01	11.00	-	Chile	Construction
TOTAL			0		

2.e.- Of Cadagua, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Business
Boremer, S.A. (d)	31-12-01	40.00	860	Madrid	Services
TOTAL			860		

2.f.- Of Ferrovial Medioambiente, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Business
Boremer, S.A. (d)	12/31/01	10.00	215	Madrid	Services
TOTAL			215		

2.g.- Of Discota XXI, S.L., Sole-Shareholder Company:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Business
Valivala Holdings B.V.	31-12-01	100.00	97,585	Madrid	Services
TOTAL			97,585		

2.h.- Of Valivala Holdings B.V.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Business
Budimex, S.A.(a)	12/31/01	49.50	97,576	Poland	Construction
TOTAL			97,576		

2.i.- Of Ferrovial Agromán branch in Chile:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Constructora Collipulli Temuco, Ltd. (c)	12/31/01	11.00	-	Chile	Construction
Constructora Delta Agroman Limitada	12/31/01	50.00	-	Chile	Construction
Empresa Constructora Inela Agroman Ltda. (c)	12/31/01	90.00	-	Chile	Construction
Chile Constructora ADC	12/31/01	49.50	-	Chile	Construction
TOTAL					

2.j.- Of Budimex, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Budimex Projekt Sp. z o.o.	12/31/01	69.00	19	Poland	Construction
Budimex Poznan S.A.	12/31/01	100.00	13,071	Poland	Construction
Budimex Budownictwo	12/31/01	100.00	146	Poland	Construction
Budimex Unibud S.A.	12/31/01	100.00	14,384	Poland	Construction
Budimex Nieruchomosci Sp. z.o.o.	12/31/01	100.00	38,914	Poland	Construction
Budimex Trojmiasto Sp z o.o.	12/31/01	100.00	787	Poland	Construction
Centrum Konfer. Lichen	12/31/01	100.00	140	Poland	Construction
Mostostal Krakow MK	12/31/01	100.00	20,588	Poland	Construction
Dromex S.A.	12/31/01	99.00	70,383	Poland	Construction
TOTAL			158,432		

2.k.- Of Mostostal Krakow, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
MK Jeden S.A.	12/31/01	100.00	698	Poland	Construction
MK Centrum S.A.	12/31/01	100.00	65	Poland	Construction
MK Galicja S.A.	12/31/01	100.00	144	Poland	Construction
MK FM Oswiecim S.A.	12/31/01	100.00	365	Poland	Construction
MK ZPP Sp. z o.o.	12/31/01	100.00	881	Poland	Construction
MK ZST Sp. z o.o.	12/31/01	100.00	2,833	Poland	Construction
MK ZSL Sp. z o.o.	12/31/01	100.00	255	Poland	Construction
MK Krakmos Sp. Z o.o.	12/31/01	100.00	262	Poland	Construction
ZPREP Energetyka - Czerwonak S.A. (Pozna).	12/31/01	81.37	1,024	Poland	Construction
Bipromet, S.A.	12/31/01	32.83	1,233	Poland	Construction
ZRE Krakow	12/31/01	26.61	68	Poland	Construction
Kraty Mostostal Kraków Sp. z o.o.	12/31/01	75.64	552	Poland	Construction
TOTAL			8,380		

2.l.- Of Dromex, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Dromex-Cieszyn Sp. Z o.o.	12/31/01	88.90	484	Poland	Construction
Lerenu XXI, S.A.	12/31/01	100.00	7,047	Spain	Construction
TOTAL			7531		

2.m.- Of Unibud, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Unibud Podlaski	12/31/01	100.00	538	Poland	Construction
Unibud BEP	12/31/01	85.00	485	Poland	Construction
Inzynieria Bialystok	12/31/01	98.97	663	Poland	Construction
Budimex Olsztyn	12/31/01	56.94	619	Poland	Construction
TOTAL			2,305		

2.n.- Of Budimex Poznan, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Budomont Pomorze S.A.	12/31/01	97.57	2,728	Poland	Construction
Budchem Sp. Z o.o.	12/31/01	50.04	159	Poland	Construction
TOTAL			2,887		

3.- Concessions:

3.a.- Of Cintra, Concesiones de Infraestructuras de Transporte, S.A. :

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Business
Cintra Aparcamientos, S.A. (1) (a)	12/31/01	99.92	55,875	Madrid	Concession
Euroscut-Sociedade Concessionaria da Scut do Algarve, S.A, (a)	12/31/01	71.00	32,139	Madrid	Concession
Autopista del Sol, C.E.S.A. (a)	12/31/01	75.00	141,741	Madrid	Concession
Autopista Terrasa Manresa, S.A. (a)	12/31/01	77.67	43,925	Barcelona	Concession
Autopista Trados 45, S.A. (a)	12/31/01	50.00	11,098	Madrid	Concession
Cintra Chile, Limitada (c)	12/31/01	99.99	295,912	Chile	Concession
Cintra Colombia, S.A. (a)	12/31/01	99.90	-	Chile	Concession
Autopista de Toronto, S.L.	12/31/01	100.00	288,846	Canada	Concession
Autoestrada Poludnie, S.A. (*)	12/31/01	50.00	6,118	Poland	Concession
Algarve International B.V.	12/31/01	71.00	13	Portugal	Concession
Cintra Airports Limited (b)	12/31/01	100.00	27,559	U.K.	Concession
Euroscut Norte Litoral, S.A.(a)	12/31/01	71.00	44,870	Portugal	Concession
Inversora de Autopistas Sur, S.L.	12/31/01	45.00	11,557	Madrid	Concession
TOTAL			959,653		

(*)The remaining capital stock of this company is owned by Budimex (37.5%) and Ferrovial Agromán (12.5%)

3.b.- Of Cintra Aparcamientos, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Servicios de Concesiones y Estacionamientos, S.A.	12/31/01	75.00	744	Madrid	Concessions
Dornier, S.A. (a)	12/31/01	100.00	21,313	Madrid	Concessions
Femet, S.A.	12/31/01	0.50	7	Madrid	Concessions
Guadianapark, S.A.	12/31/01	75.00	1,268	Madrid	Concessions
Balsol 2001	12/31/01	50.00	1,496	Gerona	Concessions
Estacionamientos Alhondiga, S.A.	12/31/01	50.00	1,050	Bilbao	Concessions
Estacionamientos Ríos Piedras, Inc.	12/31/01	75.00	356	Puerto Rico	Concessions
TOTAL			26,234		

3.c.- Of Dornier, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Balsol 2001	12/31/01	50.00	1,385	Gerona	Concessions
Femet, S.A.	12/31/01	99.50	1,045	Madrid	Concessions
TOTAL			2,430		

3.d.- Of Cintra Chile Limitada:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Collipulli Temuco, S.A. (c) (3)	12/31/01	99.90	85,878	Chile	Concessions
Temuco Rio Bueno, S.A. (c)	12/31/01	75.00	41,200	Chile	Concessions
Aeropuerto de Cerro Moreno (c) (3)	12/31/01	99.90	265	Chile	Concessions
Autopista del Maipo, S.A (c) (3)	12/31/01	99.90	128,672	Chile	Concessions
TOTAL			256,015		

3.e.- Of Cintra Airports Limited:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Tidefast Limited (b)	12/31/01	50.00	56	U.K.	Concessions
TOTAL			56		

3.f.- Of Tidefast Limited:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Bristol International Airport	12/31/01	100.00	10,831	U.K.	Concessions
TOTAL			10,831		

3.g.- Of Autopista de Toronto, S.L.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
407 Toronto Highway, B.V.	12/31/01	100.00	236,077	Netherlands	Concessions
TOTAL			236,077		

3.h.- Of 407 Toronto Highway, B.V.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
407 Internacional, Inc (e)	12/31/01	61.29	236.077	Netherlands	Concessions
TOTAL			236,077		

3.i.- Of Inversora de Autopistas del Sur, S.L.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Autopista Madrid Sur (a)	12/31/01	100.00	62,728	Netherlands	Concessions
TOTAL			62,728		

4.- Property development

4.a.- Of Ferrovial Inmobiliaria, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Lar 2000, S.A. (1) (a)	12/31/01	99.90	22,104	Madrid	Property developme
Nueva Marymontaña, S.A.	12/31/01	55.01	3,809	Benidorm	Property developme
Promotora Residencial Oeste de Barcelona, S.L. (1)	12/31/01	99.00	8,586	Madrid	Property developme
Setecampos, S.A. (a)	12/31/01	50.00	14,200	Lisbon	Property developme
Ferrovial Inmobiliaria Chile, Ltda. (a) (*)	12/31/01	99.00	13,946	Chile	Property developme
Ferrovial 2000, Limitada (a)	12/31/01	99.80	2,464	Portugal	Property developme
Ferrovial Holanda, B.V.	12/31/01	100.00	17,366	Netherlands	Property developme
Malilla 2000	12/31/01	55.00	682	Valencia	Property developme
Latitud 22	12/31/01	100.00	4,726	Barcelona	Property developme
A.L.G. 7	12/31/01	100.00	12,583	Barcelona	Property developme
Living Gestión Inmobiliaria	12/31/01	100.00	3,703	Barcelona	Property developme
Marno 96, S.L.	12/31/01	100.00	887	Barcelona	Property developme
Inmofema	12/31/01	74.00	2	San Sebastian	Property developme
Fuenteberri	12/31/01	44.30	32,864	San Sebastian	Property developme
Castellana	12/31/01	100.00	3	Madrid	Property developme
TOTAL			137,925		

(*) The remaining 1% belongs to Grupo Ferrovial, S.A.

4.b.- Of Lar 2000, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Promociones Bislar, S.A. (a)	12/31/01	70.00	42	Madrid	Property developme
Bislar, S.A. (a) (1)	12/31/01	90.00	60	Madrid	Property developme
TOTAL			102		

4.c.- Of Bislar, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Promociones Bislar, S.A. (a)	12/31/01	30.00	18	Madrid	Property developme
TOTAL			18		

4.d.- Of Ferrovial Inmobiliaria Chile, Limitada:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Habitaria, S.A. (a)	12/31/01	50.00	12,988	Chile	Property developme
TOTAL			12,988		

4.e.- Of Habitaria:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Barrioverde, S.A. (a)	12/31/01	99.00	1,229	Chile	Property developme
Urbecentro Dos, S.A.(a)	12/31/01	37.36	802	Chile	Property developme
TOTAL			2,031		

4.f.- Of A.L.G. 7, S.L.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Don Piso	12/31/01	16.01	163	Barcelona	Property developme
Broken Hill (*)	12/31/01	95.00	15	Barcelona	Property developme
TOTAL			178		

(*) The remaining 5% belongs to Living Gestión Inmobiliaria

4.g.- Of Marno 96:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Fradopi, S.L.	12/31/01	99.80	3	Barcelona	Property developme
TOTAL			3		

4.h.- Of Latitud 22. S.L.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Don Piso (g)	12/31/01	82.90	842	Barcelona	Property developme
TOTAL			842		

5.- Services

5.a.- Of Ferrovial Servicios, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Eurolimp, S.A.(d) (1)	12/31/01	99.00	2,039	Madrid	Services
Ferrovial Construcoes, Gestao y Manutencao, S.A.(a)	12/31/01	97.50	362	Madrid	Services
Eurointegral, S.A.(1)	12/31/01	99.00	391	Madrid	Services
TOTAL			2,792		

5.b.- Of Eurolimp, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Business
Limpxam, S.A.(*)	12/31/01	97.00	58	Madrid	Services
TOTAL			58		

(*) 2.97% belongs to Ferrovial Servicios, S.A. and 0.03% to Can-Am, S.A:

5.c.- Of Grupisa, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Seguridad Vial, S.A.(d)	12/31/01	100.00	1,705	Madrid	Services
Inversiones Grupisa Chile, S.A.	12/31/01	60.00	-	Chile	Services
Viales de Castilla y León, S.A.	12/31/01	100.00	189	Ávila	Services
Viales de Navarra, S.A.	12/31/01	100.00	532	Madrid	Services
Andaluza de Señalizaciones, S.A.(d)	12/31/01	100.00	507	Málaga	Services
TOTAL			2,933		

6.- Telecommunications

6.a.- Of Ferrovial Telecomunicaciones, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Business
Ferrovial Bélgica, S.A. (1)	12/31/01	99.50	62	Belgium	Finance
TOTAL			62		

(a) Audited by Arthur Andersen
(b) Audited by KPMG
(c) Audited by PricewaterhouseCoopers
(d) Audited by BDO Audiberia
(e) Audited jointly by Arthur Andersen and Ernst & Young
(f) Audited by Ernst & Young
(g) Audited by Audihispana
(h) Audited by Attest

(1) The remaining percentage belongs to Can-Am, S.A.
(2) The remaining percentage belongs to Tecpresa, S.A.
(3) The remaining percentage belongs to Ferrovial Agromán Chile, S.A.

EXHIBIT II

(II) ASSOCIATED COMPANIES

(Data in thousands of euros)

The associated companies carried by the equity method are as follows:

1.- Corporate

1.a.- Of Grupo Ferrovial, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Lusivial, Promoçao e Gestao Inmobiliaria, S.A. (a)	12/31/01	50.00	8,668	Portugal	Property developme
TOTAL			8,668		

2.- Construction

2.a.- Of Ferrovial Agromán, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Buid2build, S.A. (a)	12/31/01	20,50	1,039	Madrid	Construction
TOTAL			1,039		

2.b.- Of Cadagua, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Bocagua, S.A.	12/31/01	49.00	29	G. Canaria	Construction
TOTAL			29		

2.c.- Of Delta Ferrovial, Ltda.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Ruta 5, Tramo Talca-Chillán, S.A. (c)	12/31/01	13.14	3,097	Chile	Concessions
TOTAL			3,097		

2.d.- Of Budimex, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Budimex Olsztyn S.A.	12/31/01	43.06	612	Poland	Construction
Instal Poznan	12/31/01	98.39	0	Poland	Construction
Ilbau-Budimex	12/31/01	40.00	2	Poland	Construction
Autostrada Poludnie S.A.	12/31/01	37.50	1,293	Poland	Construction
Elektomontaz Poznan S.A.	12/31/01	25.36	3,552	Poland	Construction
TOTAL			5,459		

2.e.- Of Mostostal Krakow, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
PW Hepamos Sp. z o.o.	12/31/01	23.00	12	Poland	Construction
PPHU Promos Sp. z o.o.	12/31/01	21.3	6	Poland	Construction
TOTAL			18		

3.- Concessions:

3.a.- Of Cintra, Concesiones de Infraestructuras de Transportes, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Europistas, C.E..S.A. (a)	12/31/01	32.48	55,295	Madrid	Concessions
Túneles de Artxanda, S.A. (a)	12/31/01	30.00	6,036	Bilbao	Concessions
Inversiones Técnicas Aeroportuarias, S.A.	12/31/01	24.50	27,789	Mexico	Concessions
TOTAL			89,120		

3.b.- Of Cintra Chile Limitada:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Ruta 5, Tramo Talca-Chillán . S.A. (c)	12/31/01	43.42	20,053	Chile	Concesiones
TOTAL			20,053		

3.c.- Of Europistas Concesionaria Española de Autopistas, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Inversora de Autopista Sur, S.L. (a)	12/31/01	25.00	6,421	Madrid	Concesiones
Autopista del Sol Concesionaria Española, S.A. (a)	12/31/01	10.00	14,216	Madrid	Concesiones
Túneles de Artxanda, S.A. (a)	12/31/01	20.00	4,015	Bilbao	Concesiones
TOTAL			24,652		

3.d.- Of Cintra Aparcamientos, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Soc. Munic. de Aparc. y Servicios de Sevilla, S.A.	12/31/01	24.50	3,756	Málaga	Concesiones
Aparcamientos de Sevilla, S.A.	12/31/01	16.75	1,113	Sevilla	Concesiones
Estacionamientos Guipuzcoanos, S.A.	12/31/01	42.89	5,363	S. Sebastián	Concesiones
Estacionamientos y Servicios Extremeños, S.A.	12/31/01	25.00	90	Badajoz	Concesiones
TOTAL			10,322		

3.e.- Of Dornier, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Estacionamientos Urbanos de León, S.A.	12/31/01	43.00	26	León	Concesiones
Aparcamientos de Sevilla, S.A.	12/31/01	8.25	548	Sevilla	Concesiones
TOTAL			574		

4.- Property development

4.a.- Of Ferrovial Inmobiliaria, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Promovial, S.L.	12/31/01	40.00	27	Portugal	Property dev.
TOTAL			27		

4.b.- Of Ferrovial Holanda, B.V.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Madrid Holding, B.V.	12/31/01	25.00	2,102	Netherlands	Property dev.
F.L.G. Omega B.V.	12/31/01	50.00	1,044	Netherlands	Property dev.
Lista 22, B.V.	12/31/01	25.00	1,066	Madrid	Property dev.
Bendijar	12/31/01	50.00	897	Madrid	Property dev.
Recoletos 5, B.V.	12/31/01	25.00	889	Netherlands	Property dev.
Recoletos 7-9, B.V.	12/31/01	25.00	1,895	Netherlands	Property dev.
Domovial, S.L.	12/31/01	25.00	73	Madrid	Property dev.
Recoletos 5, S.L.	12/31/01	25.00	895	Madrid	Property dev.
Ortega 22, S.L.	12/31/01	25.00	1,076	Madrid	Property dev.
Inmofema, S.L.	12/31/01	26.00	-	San Sebastián	Property dev.
Recoletos 7-9, S.L.	12/31/01	25.00	2,539	Madrid	Property dev.
FLG Omega 2, S.L.	12/31/01	50.00	3	Madrid	Property dev.
FLG Omega 3, S.L.	12/31/01	50.00	3	Madrid	Property dev.
FLG Omega 4, S.L.	12/31/01	50.00	3	Madrid	Property dev.
FLG Omega 5, S.L.	12/31/01	50.00	3	Madrid	Property dev.
FLG Omega 6, S.L.	12/31/01	50.00	3	Madrid	Property dev.
FLG Omega 7, S.L.	12/31/01	50.00	3	Madrid	Property dev.
FLG Omega 8, S.L.	12/31/01	50.00	3	Madrid	Property dev.
TOTAL			12,476		

5.- Services

5.a.- Of Sitkol, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Busines
Necrópolis Valladolid, S.A. (NEVASA) (b)	12/31/01	49.00	3,042	Valladolid	Services
TOTAL			3,042		

5.b.- Of Grupisa, S.A.:

	Date of Financial Statements	Percentage of Ownership	Net Cost of Holding	Location	Line of Business
Aetec, S.A.	12/31/01	25.00	60	Madrid	Services
TOTAL			60		

(a) Companies audited by Arthur Andersen
(b) Companies audited by KPMG
(c) Companies audited by PricewaterhouseCoopers

The Group companies listed on the stock exchange are Grupo Ferrovial, S.A., Europistas, C.E.S.A. and Budimex, S.A. and their market price data are as follows:

	Grupo Ferrovial, S.A.	Europistas, C.E.S.A.	Budimex, S.A.
At year-end	19.69	4.79	6,92
Average in last quarter	20.15	4.74	6,41

The market price of Grupo Ferrovial, S.A. and Europistas, C.E.S.A. is in euros per share
The market price of Budimex, S.A. is in zloties per share

The market prices in the foregoing table are expressed in euros per share. In the case of Budimex, S.A. the price was translated to euros using the exchange rate as of December 31, 2001 for both the market price at year-end and average market price in the last quarter.

[illegible]

It is the individual's responsibility to check these balances regularly and to take the appropriate action to resolve any queries

Balances Period End	**15/04/2002**			
Country Code	791		Forename	MARIA
GMU	08PC	OTHER PMS ABA	Middlename	LUISA
LMU	001	SEC MAD/OV/VALL/ABA	Surname	GARCIA PEREZ
Personnel Number	999570P28		Notes Name	Maria Luisa Garcia Perez

Regular Vacation Hours	
Balance Brought Forward	128,02
Current Vacation Accrued	7,33
Current Vacation Taken	0,0
Adjustment	(0,00)
Ending Balance Hours	135,35

Note : ( ) = Owed to the company.
Note : If you have requested an overtime vacation accrual your balance will be included in the overtime balance.

Overtime Hours	
Balance Brought Forward	1,0
Current Overtime Accumulated	0,0
Overtime Vacation Taken	0,0
Overtime Paid / Adjustment	0,00
Overtime Paid	
Ending Balance Hours	1,0

Note : ( ) = Owed to the company.
Note : If you have requested an overtime vacation accrual your balance will be included in the overtime balance.

Year to date summary	
Regular Vacation Hours	
Vacation carried forward @ Year-end	25,40
Vacation accrued to date	109,95
Vacation taken to date	0,0
Adjustment	0,0
Ending Balance Hours	135,35
Overtime & Overtime Vacation	
Overtime carried forward @ Year-end	0,0
Overtime accumulated to date	15,5
Overtime paid/taken to date	14,5
Adjustment	0,0
Ending Balance Hours	1,0

Note : ( ) = Owed to company

Expense Detail

Expense Account Activity

Date	Description	Ref.	From GMU	
31/03/2002	**Beginning Balance** Note : For the transctions listed below, reimbursements are shown in brackets ( )			**0,00**
15/04/2002	**Ending Balance** Note : ( ) = Owed to the company			**0,00**

Translation of a report originally issued in Spanish.
In the event of a discrepancy, the Spanish-language version prevails.

GRUPO FERROVIAL, S.A. AND DEPENDENT COMPANIES
2001 MANAGEMENT REPORT

I. BUSINESS PERFORMANCE

1. MAIN AGGREGATES

In 2001 the net income attributable to the Ferrovial Group's Controlling Company rose by 37.1% to €218.3 million, cumulative annual growth since 1996 has been 35%

Operating income soared by 43% from €271.2 million in 2000 to €388.9 million in to 2001, while the sales margin rose to 9.2% compared with 7.5% in 2000. Under this heading, the business lines other than construction contributed 69% of the total.

Net sales grew by 17.9% compared with 2000, reaching €4,240 million at December 2001, with significant improvements in all the business areas: 15.6% in construction, 34.5% in concessions, 22.9% in property development and 10.7% in services. Ferrovial's international operations accounted for sales of €1,419 million, representing 33% of its total sales, with substantial contributions from Poland, Canada and Chile.

Earnings per share at €1.56 were up 37.1% from 2000.

The return on average equity was 19.4%, as compared with 16.1% in 2000.

Gross investments, which amounted to €712.2 million, were at the level of previous years and were made mainly in the concessions, property development and services divisions.

The net debt with recourse position at Ferrovial was €286.9 million, representing a leverage ratio of 24% compared with 39% in 2000.

The salient events in 2001 included notably the following:

- The alliance with the Macquarie Infrastructure Group, which acquired 40% of Cintra through a capital increase of €816 million. This alliance was formally documented in January 2002
- Concession for the second toll road in Portugal: Scut Norte Litoral
- Conclusion of the financing of all the toll roads in Chile
- Development of new housing unit marketing channels
- Purchase of Eurolimp.

Financial variables

	2001	2000	Var (%)
Net income	218.3	159.2	37.1
Earnings per share	1.56	1.13	37.1
ROE	19.4%	14.7%	
Operating income	388.9	271.2	43.4
Net sales	4,240.0	3,597.6	17.9
Net financial debt *	286.9	417.0	
Leverage *	24%	39%	
Gross investments	712	602	
Cash flow	252	65	

(*) Debt with recourse to the Ferrovial Group

Operating variables

	2001	2000	Var (%)
Construction backlog	5,599	5,283	6.0
Completed work pending certification	198	208	
Presold property	604	601	0.5
Property development backlog	767	642	19.5
Services backlog	718	729	-1.5
Growth of toll road traffic (ADT)			
Autema	13,773	13,163	4.6
Ausol	13,201	10,905	21.0
ETR 407	235,952	217,871	8.3

2. INCOME ANALYSIS

	2001	2000	Var (%)	% Sales Dec. 01	% Sales Dec. 00
Net sales	**4,240.0**	**3,597.6**	**17.9**	**100.0**	**100.0**
Other revenues	47.9	11.4	320.2	1.1	0.3
Variation in finished product and work-in-process inventories	5.9	26.6	-77.8	0.1	0.7
Total operating revenues	**4,293.8**	**3,635.6**	**18.1**	**101.3**	**101.1**
External and operating expenses	3,208.4	2,806.0	14.3	75.7	78.0
Personnel expenses	543.9	469.3	15.9	12.8	13.0
Period depreciation and amortization	88.8	60.3	47.3	2.1	1.7
Provision to reversion reserve	11.5	4.5	155.6	0.3	0.1
Variation in working capital provisions	52.2	24.3	114.8	1.2	0.7
Total operating expenses	**3,904.8**	**3,364.4**	**16.1**	**92.1**	**93.5**
NET OPERATING INCOME	**388.9**	**271.2**	**43.4**	**9.2**	**7.5**
Financial revenues	64.2	59.6	7.7	1.5	1.7
Financial expenses	-129.8	-68.2	90.3	-3.1	-1.9
Financial loss	-65.6	-8.6	662.8	-1.5	-0.2
Share in income of companies carried by the equity method	10.5	11.8	-11.0	0.2	0.3
Amortization of goodwill in consolidation	-10.2	-8.2	24.4	-0.2	-0.2
INCOME FROM ORDINARY ACTIVITIES	**323.7**	**266.2**	**21.6**	**7.6**	**7.4**
Extraordinary income	25.0	-29.8	-183.8	0.7	-0.8
EARNINGS BEFORE TAXES	**348.7**	**236.4**	**47.5**	**8.2**	**6.6**
Corporate income tax	-112.0	-56.8	97.2	-2.7	-1.6
CONSOLIDATED INCOME	**236.7**	**179.6**	**31.8**	**5.6**	**5.0**
Loss attributed to minority interests	-18.4	-20.4	-9.8	-0.4	-0.6
NET INCOME ATTRIBUTABLE TO THE CONTROLLING COMPANY	**218.3**	**159.2**	**37.1**	**5.1**	**4.4**

The salient events underlying the growth in earnings were as follows:

- Growth driven mainly by the construction and concession areas;
- Organic growth representing a 16% increase;
- Increase in depreciation, amortization and provisions, including €14 million at Budimex;
- The increase in financial expenses was due to the higher average debt in 2001 and the absence of financial revenues in 2000 (€23 million);
- The tax rate increased to 32%, compared with 24% in 2000.

Net sales

All the business areas recorded significant increases in their revenues, which raised Group net sales by 18% to €4,240 million.

	2001	2000	Var (%)
Construction	3,431.7	2,969.5	15.6
Property development	375.2	305.3	22.9
Concessions	345.8	257.1	34.5
Services	215.0	194.2	10.7
Adjustments (*)	-127.7	-128.5	
Total	**4,240.0**	**3,597.6**	**17.9**

(*) The "Adjustments" balance relates to adjustments in consolidation for intragroup billings, mainly the amounts billed by construction to property development and concessions.

The main reasons for these increases were:

- construction: rapid pace of production both in Spain (+15%) and abroad (26%), with major contributions by Canada and Chile and by Budimex in Poland;
- concessions: increase in the revenues of the Canadian toll road ETR 407 and Ausol (Málaga-Estepona), the entry into operation of Bristol airport (€26 million) and the partial opening of the Chilean toll roads.

Excluding the acquisitions, sales would have grown by 16%.

The breakdown of sales, by geographical area, is as follows:

	2001		2000		
	Amount	%	Amount	%	Var(%)
Spain	2,821	67	2,450	68	15.2
Abroad	1,419	33	1,148	32	23.6
Total	**4,240**	**100**	**3,598**	**100**	**17.9**

In 2001 Ferrovial strengthened its presence in the international markets and foreign sales accounted for 33% of its total sales. The countries with the highest contributions were Poland (€687 million, 16%), Canada (€241 million, 6%) and Chile (€262 million, 6%). Sales in Latin America, excluding Chile, represented 1% of the total.

Depreciation, amortization and provisions

Period depreciation and amortization rose sharply by 47% because of the inclusion of new companies in the Group: Bristol and Santiago-Talca.

The provisions recorded were double those of 2000 and included notably the €14 million recorded at Budimex, mainly for commercial risks.

Operating income

Operating income grew by 43% to €388.9 million; the operating margin was 9.2% of sales compared with 7.5% in 2000. Under this caption, the activities other than construction contributed 69% of the total, while concessions alone represented 44% of the total.

The breakdown by business line is as follows:

	2001	2000	Var (%)
Construction	122.5	95.9	27.7
Property development	88.0	75.0	17.3
Concessions	176.6	103.6	70.5
Services	11.8	7.0	68.6
Adjustments	-10.0	-10.3	
Total	**388.9**	**271.2**	**43.4**

Operating margin by each division

	2001	2000
Construction	3.6%	3.2%
Property development	23.5%	24.6%
Concessions	51.1%	40.3%
Services	5.5%	3.6%
Consolidated Group	**9.2%**	**7.5%**

The highest increase was recorded in concessions, which accounted for 44% of the total due to the overall good growth of traffic on its toll roads, the opening of the ETR 407 extensions in Canada and the inclusion of Bristol airport.

The holding in the Santiago-Talca concession increased from 40% to 100% in 2001 and, accordingly, was consolidated by the global integration method. Since the toll road is under construction and no traffic revenues are being generated, the financial loss (€19.5 million) contributed by this concession was capitalized in operating income. If this effect were disregarded, consolidated operating income would be €370 million, up 36%.

The percentage contributed by each division to consolidated operating income was as follows:

	2001	2000
Construction	31%	34%
Property development	22%	27%
Concessions	44%	37%
Services	3%	2%

Financial loss

	2001	2000
Concessions	-40.0	-7.2
Other Group companies	-25.5	-1.4
TOTAL	-65.5	-8.6

The concession-holders' net financial expenses rose mainly as a result of the increase in the debt generated by the inclusion of Santiago-Talca (US$ 421 million), the financing of the Autopista Scut Norte Litoral (€310 million) and the loan for the acquisition of Bristol airport (£ 210 million).

The increase in the net financial expenses of the remaining Group companies was due to the fact that in 2000 the financial result was supported by nonrecurrent revenue of €23 million obtained from the collection of interest and fees for the subordinated debt in Canada.

The average debt in the period January to December 2001 amounted to €530 million, compared with €494 million in 2000 and dropped to €287 million at year-end, excluding the concession-holders' debt (without recourse to Ferrovial).

The leverage ratio was 24%, compared with 39% in December 2000.

The better net position at year-end was due to the substantial collections in December and the improvement in the position of Budimex, which closed the year with €20 million of cash.

In January 2002 Ferrovial received €816 million and had a positive net cash position of €500 million.

The financial result included the collections of interest for late payments amounting to €10 million, and certificates amounting to €40 million were discounted.

Goodwill

The amortization of goodwill increased from €8 million to €10 million due to the goodwill generated in 2000 by the acquisitions of Budimex and Grupisa (€81 million in total).

The acquisition of Bristol airport gave rise to goodwill of €150 million. In accordance with British legislation, the assets acquired were revalued, so that the goodwill was eliminated as such and considered as an addition to the investment, the accounting impact being reflected in the higher figure for amortization.

Extraordinary revenues and expenses

The salient items were as follows:

Sale of Wanadoo shares	14.3
Sale of own shares	6.0
Sale of ESLI (parking lots in Portugal)	6.3
Sale of Fontes Picoa (property development in Portugal)	5.3
Budimex	-1.8

Budimex's revenues and expenses included €13 million of extraordinary expenses relating mainly to restructuring expenses, stock options and the depreciation of holdings, most of which were offset by the gains obtained on the sale of nonstrategic assets.

Earnings before taxes (EBT)

	2001	**2000**	**Var (%)**
Construction	147.2	105.7	39.3
Property development	73.3	60.1	22.0
Concessions	117.5	68.1	72.5
Services	6.4	0.4	1500.0
Adjustments	4.3	2.1	
Total	**348.7**	**236.4**	**47.5**

Taxes

The tax expense per books rose to €112 million, increasing by 8 percentage points from 24% in 2000 to 32.1%. This higher rate was the result of offsetting a lower amount of Ferrovial Agromán's tax losses than in 2000, and to the nondeductibility for tax purposes of some of the provisions recorded.

3. ANALYSIS BY BUSINESS AREA

3.1. Construction

	Dec. 01	Dec. 00	Var (%)
Sales	3,431.7	2,969.5	15.6
Operating income	122.5	95.9	27.7
Operating margin	*3.6%*	*3.2%*	
Earnings before taxes	147.2	105.7	39.2
EBT margin	*4.3%*	*3.6%*	
Completed construction work pending certification	198.1	208.4	
Completed construction work pending certification (production months)	*0.7*	0.8	
Backlog	5,598.5	5,283.0	6.0
Investment	57.2	213.2	

In the construction area, sales at €3,431.7 million were up 15.6% from 2000. This strong growth in billings was recorded both in the domestic market (+15%) and abroad (+26%), where Budimex's growth was especially significant with an 11% increase in net sales, despite the downturn in the Polish market during the year (-10% e).

The higher operating margin was partly due to the income contributed in 2001 by the industrial construction subdivision, compared with the loss recorded in 2000 (which included a negative adjustment of €8.4 million).

The increase of €25 million in earnings before taxes (€147 million) compared with operating income (€122 million) reflects mainly the financial revenues obtained through the management of working capital.

Earnings before taxes included net extraordinary income of €2 million.

The "Completed Construction Work Pending Certification" balance reflects the portion of sales recognized as a revenue, but not yet billed to the customer and represented less than a month of construction sales, confirming the Group's prudent policy of managing construction risks.

The construction backlog reached a record high of €5.6 billion.

Construction data excluding Budimex

	Dec. 01	**Dec. 00**	**Var %**
Sales	2,745.0	2,355.8	16.5
Operating income	123.9	83.4	48.6
Operating margin	*4.5%*	*3.5%*	
Earnings before taxes	167.2	96.2	73.4
EBT margin	*6.0%*	*4.1%*	

Excluding Budimex, the operating margin was 4.5%.

Budimex construction data

	Dec. 01	Dec. 00	Var %
Sales	686.8	615.7	11.5
Operating income	-1.4	12.5	-111.2
Operating margin	*-0.2%*	*2.0%*	
Earnings before taxes	-20.0	9.6	-308.3
EBT margin	*-2.9%*	*1.6%*	
Backlog	745.0	530.0	40.6

The operating income included €14 million recorded for adjustments to Ferrovial's accounting methods and for commercial risks. The –0.2% operating margin was in line with the company's projections for 2001 and 2002.

The EBT was affected by financial expenses, due to Budimex's debt position during the year; however, year-end collections enabled the company to close the year with a positive cash balance of €20 million.

The backlog reflects strong growth, more evenly distributed, since civil engineering improved (55%) with respect to building construction (45%). In 2000 these percentages were 33% and 67%, respectively.

Detail of sales – construction backlog

Detail of construction sales

	2001		2000		
	Amount	**%**	**Amount**	**%**	**Var (%)**
SPAIN	2,180.2	63.5	1,895.5	63.8	15.0
CIVIL ENGINEERING	1,153.6	52.0	983.8	51.9	17.3
BUILDING CONSTRUCTION	1,026.6	48.0	911.8	48.1	12.6
ABROAD	479.6	14.0	379.2	12.8	26.5
INDUSTRIAL CONSTRUCTION	87.1	2.5	81.1	2.7	7.4
BUDIMEX	686.8	20.0	615.7	20.7	11.5
TOTAL CONSTRUCTION	**3,431.7**		**2,969.5**		**15.6**

Detail of construction backlog

	2001		2000		
	Amount	%	Amount	%	Var (%)
SPAIN	3,370.8	60.2	3,248.3	61.5	3.8
CIVIL ENGINEERING	1,946.5	57.3	1,819.1	56.0	7.0
BUILDING CONSTRUCTION	1,424.3	42.7	1,429.2	44.0	-0.3
ABROAD	1,020.2	18.2	1,042.8	19.7	-2.2
INDUSTRIAL CONSTRUCTION	462.6	8.3	462.0	8.7	0.1
BUDIMEX	745.0	13.3	530.0	10.0	40.6
TOTAL CONSTRUCTION	**5,598.5**		**5,283.1**		**6.0**

3.2. Property development

	Dec. 01	Dec. 00	Var (%)
Sales	375.2	305.3	22.9
Operating income	88.0	75.0	17.3
Operating margin	*23.5%*	*24.6%*	
EBT	73.3	60.1	22.0
EBT margin	*19.5%*	*19.7%*	
Sale commitments	603.5	601.4	0.3
Backlog	766.6	641.8	19.4
Investment	313.7	235.1	

At €767 million, the backlog of pre-sold property represented twice the amount of sales per books and guarantees the growth of this division as and when effective sales are added to the statement of income.

The success of the company's marketing strategy was crowned in 2001 with the agreement with El Corte Inglés, under which 450 housing units were sold within a year for €85 million, and the acquisition of Don Piso for €21.6 million. Don Piso, with a sales network of 117 branch offices and 77 franchises throughout Spain, has added to the property development area a new distribution channel for marketing housing units.

The main operating figures relating to housing units are as follows:

	2001	2000
Housing units delivered (per books)	2,533	1,763
Housing units sold (per books)	3,100	2,845
Housing units being managed	**19,200**	**17,626**
Land reserved	5,600	5,234
Being marketed	13,600	12,392
Sold in advance	*6,413*	*7,454*
Up for sale	*7,187*	*4,938*
Land reserved (m^2)	790,000	

The breakdown of the business line by segment is as follows:

	2001	2000	Var (%)
Direct promotion of housing units			
Sales	188	166.9	12.6
Gross income	31,8	38.2	-16.8
Gross margin	16.9%	22.9%	
Promotion of condominiums			
Sales	95.2	70.6	34.8
Gross income	43,9	27.7	58.5
Gross margin	46.1%	39.2%	
Sale of land to third parties			
Sales	65.4	67.9	-3.7
Gross income	26.9	22.8	18.0
Gross margin	41.1%	33.6%	
Don Piso (*)			
Sales	26.6		
Gross income	1,8		
Gross margin	6.8%		
Total Sales	375.2	305.3	22.9
Gross income	104.4	88.7	17.7
Gross margin	*27.8%*	*29.1%*	
Operating expenses	16,4	13.7	
Operating income	**88.0**	75.0	17.3
Operating margin	***23.5%***	*24.6%*	

(*) Don Piso data for the period July through December.

3.3. Concessions

	2001	2000	Var (%)
Sales	345.8	257.1	34.5
Operating income	176.6	103.6	70.5
Operating margin	*51.1%*	*40.3%*	
EBT	117.5	68.1	72.4
EBT margin	*33.9%*	*26.5%*	
Investment	317.5	96.5	

Sales in the concessions division grew strongly, mostly due to the Canadian toll road ETR 407, which increased its revenues by 27%, and Ausol (Málaga-Estepona), which grew by 8%; together with the inclusion of Bristol Airport (€26 million) and the partial opening of the Chilean toll roads (€25 million).

The operating income includes €19 million of the capitalized financial expenses of the Santiago–Talca toll road, which is currently under construction and was consolidated by the global integration method due to the increase in the holding from 40% to 100%. If this effect were excluded, the operating margin would be 46%.

The large investments made in 2001 were mostly used to acquire Bristol airport, to increase the Group's holding in Santiago-Talca and to incorporate Euroscut Norte in Portugal.

In December the Group increased its holdings in Ausol to 75%, in Europistas to 32.48%, and in Talca-Chillan to 43%. ESLI, a company operating parking lots in Lisbon (Portugal), was sold in 2001.
In September 2001 an agreement was reached with the Australian Macquarie Infrastructure Group (MIG) for the acquisition of a 40% holding in Cintra through a capital increase of €816 million. This alliance was formally documented in January 2002.

Detail by business area

		2001	2000	Var (%)
Toll roads	Revenues	252.9	192.0	31.7
	Operating income	153.8	90.0	70.9
	Operating margin	60.8%	46.9%	
Parking lots	Revenues	66.6	65.0	2.5
	Operating income	13.6	13.6	0.0
	Operating margin	20.4%	20.9%	
Airports *	Revenues	26.3		
	Operating income	9.3		
	Operating margin	35.4%		

(*) 50% data (proportional integration)

Growth of Average Daily Traffic (ADT):

	2001	2000	Var (%)
Autema	13,773	13,163	4.6
Málaga - Estepona	13,201	10,905	21.0
ETR 407	235,952	217,871	8.3

Noteworthy was the 21% growth of ADT at Ausol and the growth of traffic on the Canadian ETR 407 with the opening to traffic of the new extensions.

Opening of new sections on the ETR 407.

The West and East extensions were opened to traffic by the scheduled dates (July 30 and August 30), extending the toll road by 39 km to a total of 108 km (see Exhibit for traffic increase).

Financing of Chilean toll roads

In August the financing of the Santiago–Talca toll road was completed by a bond issue amounting to US$421 million at a fixed rate of 7.37% for a period of 21 years.

The Chilean government guarantees the exchange risk in the event of a hypothetical devaluation of over 10% of the peso against the U.S. dollar.

This issue completed the financing of Ferrovial's four toll roads in Chile, three of them in local currency.

In February sections of the Temuco-Rio Bueno and Collipulli Temuco toll roads in Chile were opened. Their aggregate contribution to sales and income was €25 million and €8 million, respectively.

Variations in the main toll road concession-holders

ETR 407

	Dec. 01	Dec. 00	Var%
Sales	176.4	138.2	28
Operating income	97.5	66.1	48
Operating margin	55.3%	47.8%	
ADT	235,952	217,871	8

Growth in ETR 407 traffic

The growth in traffic in the last quarter was mainly due to the opening of the new sections (East and West extensions), which extended the toll road by 39 km to a total of 108 km.

	2001	2000	
January-March	205,743	198,750	4%
April-June	230,211	219,793	5%
July-September	251,596	231,947	8%
September-December	256,259	220,995	16%
January-December	**235,952**	**217,871**	**8%**

Ausol: Málaga–Estepona section

	Dec. 01	Dec. 00	Var %
Sales	26.2	22.2	18
Operating income	17.4	13.6	28
Operating margin	66.4%	61.3%	
ADT	13,201	10,905	21

Autema

Autema	Dec. 01	Dec. 00	Var %
Sales	24.5	22.8	7
Operating income	18.2	16.8	8
Operating margin	74.3%	73.7%	
ADT	13,773	13,163	5

Investment of Macquarie Infrastructure Group in Cintra

In September 2001 an agreement was reached with the Australian Macquarie Infrastructure Group (MIG) for the acquisition of a 40% holding in Cintra, through a capital increase of €816 million. This alliance was formally documented in January 2002.

The strategy underlying this transaction was to increase the value of Cintra's concessions (€1,800 million, net of debt, and €2,300 million including its debt); to strengthen Ferrovial's financial capacity and make it more flexible for future investment opportunities; and to combine Ferrovial's experience as a bidder for and operator of concessions with the experience of MIG as a financier.

In 2001 Cintra focused on tenders for toll roads in OECD or similar countries. Its parking lot line was spun off to Ferrovial and its airport activity was sold to Ferrovial at its book value. Cintra reduced capital by €414.4 million, refunding this amount to Ferrovial.

Cintra subsequently carried out a €816 million capital increase, which was fully subscribed by MIG. €516 million of this increase will be used to repay Cintra's debt and €310 million were received by the parent company of the Ferrovial Group.

Following this transaction, Ferrovial wrote off its entire debt with recourse and recorded a positive net cash position.

The transaction was executed in January 2002.

3.4. Services

	Dec. 01	Dec. 00	Var (%)
Sales	215.0	194.2	10.7
Operating income	11.8	7.0	68.6
Operating margin	*5.5%*	*3.6%*	
EBT	6.4	0.4	1500.0
EBT margin	*3.0%*	*0.2%*	
Backlog	717.8	729.3	-1.6
Investment	16.8	31.8	

The services area recorded a significant improvement in its operating income and operating margin, because the higher business volume enabled it to absorb the investments made.

At 2001 year-end Eurolimp, a company providing building cleaning services, was acquired, and was included in Ferrovial's accounts in 2002. Eurolimp contributed approximately €75 million to consolidated net sales in 2002.

Statement of income by business division

	Construcción	Concesiones	Inmobiliaria	Servicios	Telecom	Otros/Ajustes	TOTAL
Total Ingresos Explotación	3.443.809.977	378.141.604	384.420.855	215.218.690		-127.767.142	**4.293.823.984**
INCN	3.431.746.620	345.830.640	375.178.618	215.019.263		-127.767.142	**4.240.007.999**
Trabajos y exist. incorp al inmov.	6.565.239	26.532.076	9.242.236	104.293			**42.443.844**
Otros Ingresos de explotación	5.498.118	5.778.888		95.135			**11.372.141**
Total Gastos de explotación	-3.321.321.755	-201.506.620	-296.424.157	-203.375.612	-572.402	118.298.763	**-3.904.901.783**
Red exist P.T y en Curso de fabricación	-26.878.387	-8.426.292	219.755.787	64.419		-101.024.348	**83.491.180**
Aprovisionamientos	-1.835.400.227	3.297.025	-465.203.708	-69.633.831	-343.883	112.337.942	**-2.254.946.681**
Gastos de personal	-354.966.561	-54.463.174	-20.547.072	-98.446.424		-15.478.471	**-543.901.702**
Dotaciones a la amortización	-41.824.430	-27.339.790	-1.398.616	-6.872.880	-117	-11.368.759	**-88.804.592**
Variación de las provisiones tráfico	-48.503.779	-1.352.193	-155.082	-2.182.902			**-52.193.957**
Otros Gastos de explotación	-1.013.748.372	-113.222.196	-28.875.465	-26.303.994	-228.402	133.832.399	**-1.048.546.031**
Resultado de explotación	*122.488.222*	*176.634.984*	*87.996.697*	*11.843.078*	*-572.402*	*-9.468.379*	***388.922.201***
Margen de explotación	***3,57%***	***51,08%***	***23,45%***	***5,51%***			***9,17%***
Resultado Financiero	*32.216.704*	*-68.984.756*	*-20.089.629*	*-3.543.059*	*-535.250*	*-4.599.588*	***-63.535.578***
Resultado Puesta en Equivalencia	149.257	8.255.625	1.736.601	342.387			**10.483.870**
Amortización Fondo de comercio	-5.186.424	-3.710.381	-2.040.249	-1.641.379		2.422.684	**-10.155.749**
Resultado Actividades Ordinarias	*149.667.759*	*112.195.472*	*67.603.420*	*7.001.027*	*-1.107.652*	*-11.645.283*	***323.714.744***
Resultado extraordinario	*-2.472.278*	*5.289.146*	*5.677.295*	*-648.585*	*17.238.734*	*-141.902*	***24.942.410***
Resultado antes impuesto	*147.195.481*	*117.484.618*	*73.280.715*	*6.352.442*	*16.131.082*	*-11.787.185*	***348.657.153***
Impuesto sociedades	-58.537.439	-46.423.771	-24.894.046	-1.925.268	1.669.829	18.129.470	**-111.981.225**
Resultado consolidado	***88.658.042***	***71.060.847***	***48.386.669***	***4.427.174***	***17.800.910***	***6.342.285***	***236.675.928***
Rtdo atribuible a socios minoritarios	6.669.779	-25.542.334	296.640	163.121	-107	-89	**-18.412.989**
Resultado atribuido a la soc dominante	**95.327.821**	**45.518.513**	**48.683.310**	**4.590.295**	**17.800.803**	**6.342.197**	**218.262.939**

4 ANALYSIS OF THE CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL AGGREGATES

	dic-01	dic-00
Accionistas por desembolsos no exigidos	12.2	5.1
INMOVILIZADO	**5,781.4**	**4,864.2**
Gastos de Establecimiento	5.5	9.4
Inmovilizaciones Inmateriales	176.7	189.6
Inmovilizaciones Materiales	4,907.0	3,910.3
Inmovilizaciones Financieras	624.1	690.5
Acciones de la Sociedad Dominante a Largo Plazo	68.1	64.4
FONDO DE COMERCIO DE CONSOLIDACION	**222.4**	**156.2**
GASTOS A DISTRIBUIR	**752.6**	**795.5**
ACTIVO CIRCULANTE	**4,212.7**	**3,000.5**
Existencias	1,021.8	736.8
Deudores	1,878.7	1,622.2
Inversiones Financieras Temporales+Tesoreria	1,252.2	621.0
Concesionarias de Autopistas	451.2	219.4
Resto de sociedades	801.0	401.5
Ajustes por Periodificación	60.0	20.5
TOTAL ACTIVO	10,981.3	8,821.4
FONDOS PROPIOS	**1,197.7**	**1,049.9**
SOCIOS EXTERNOS	**425.3**	**400.1**
DIFERENCIA NEGATIVA DE CONSOLIDACION	**8.3**	**3.5**
INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS	**51.6**	**54.3**
PROVISIONES PARA RIESGOS Y GASTOS	**105.5**	**86.8**
ACREEDORES A LARGO PLAZO	**5,641.3**	**4,417.2**
Deuda a largo	5,245.4	4,227.2
Concesionarias de Autopistas	4,348.6	3,623.0
Resto de sociedades	896.8	604.2
Acreedores por Operaciones de Tráfico	395.9	190.0
ACREEDORES A CORTO PLAZO	**3,460.2**	**2,742.7**
Deuda a corto	348.3	285.7
Concesionarias de Autopistas	157.2	71.3
Resto de sociedades	191.1	214.4
Acreedores Comerciales	2,451.1	1,998.8
Otras Deudas a Corto	589.1	423.9
Ajustes por Periodificación	71.8	34.3
PROVISIONES PARA RIESGOS Y GASTOS	**91.3**	**67.0**
TOTAL PASIVO	10,981.3	8,821.4

Fixed and other noncurrent assets: Tangible fixed assets increased notably, mainly due to the inclusion of all those of Santiago-Talca, the reclassification as a higher value of the assets of the goodwill generated in Bristol airport acquisition, and the additions to the fixed assets of the toll roads under construction in 2001: Estepona Guadiaro, the Chilean toll roads and the ETR 407 extensions in Canada.

Long-term financial investments decreased as the Santiago-Talca toll road, previously carried by the equity method, was consolidated by the global integration method, due to the increase in this holding to 100%.

Goodwill: Increase due to the increase in the Ausol and Europistas holdings, and the acquisition of Don Piso.

Inventories: The increase reflects the investments made by the property development division.

Short-term financial investments of "other companies": Excluding the concession-holders, the cash increase arose from collections received at year-end.

Shareholders' equity: The variation was mainly due to the €218 million of income generated in 2001, net of €45 million relating to the distribution of the 2000 supplementary dividend and the 2001 interim dividend.

Net cash position

Due to consolidation by the global integration method of the toll road concession-holders, which are over 50% owned by Ferrovial, the debt in the Group's consolidated balance sheet could give rise to an erroneous interpretation of Ferrovial's indebtedness level and creditworthiness.

As shown in the following breakdown, the debt with recourse to Ferrovial is only 7% of the total net debt in the consolidated balance sheet. The concession-holders have a debt without recourse to Ferrovial.

	Ferrovial	**Concession-Holders**	**Total**
Debt	*1,087.9*	*4,505.8*	*5,593.7*
Cash+ Short-term Fin. Inv.	*801.0*	*451.2*	*1,252.2*
Net position	**-286.9**	**-4,054.6**	**-4,341.5**
% of total	7%	93%	100%
Leverage	**24.0%**		

Net cash position by division

	2001	2000
Construction	-890.4	-608.1
Property development	437.7	267.9
Concessions	554.1	442.8
Services	107.9	80.9
Other	77.6	233.5
TOTAL	**286.9**	**417.0**
Leverage	24%	39%

Gross investments

Construction	57.2
Property development	312.1
Concessions	317.5
Services	16.8
Telecommunications	5.0
TOTAL	**712.2**

In 2001 Ferrovial maintained the previous years' dynamic pace of investments, which reached a record level.

The investment in construction was mainly for tangible fixed assets (machinery).

In the concessions division, the major investments related to the acquisition of Bristol Airport (€55 million), the increase in the Santiago-Talca holding (€83 million), the formation of Euroscut Norte in Portugal (€50 million) and the increase in the Ausol (€56 million), Europistas (€34 million) and Talca-Chillan (€4 million) holdings.

Investments in the property development division included the purchase of land and of Don Piso, the leading real estate brokerage group in Spain.

In the services line, Ferrovial acquired Eurolimp, with which it consolidated its position as one of the leading providers of interior cleaning services in Spain.

The investment in telecommunications relates to the capital increase at Uni2 in the first quarter of the year. In July Ferrovial sold its 7.6% holding in the fixed-telephony operator.

The €159 million of divestments in 2001 included mainly the sale of Wanadoo shares and of the parking lot business and a real estate company operating in Lisbon, together with the sale of Budimex's non-strategic assets. Fund inflows included €28 million relating to the capital refunded by the concession-holder Europistas.

Cash flow

(with concession-holders carried by the equity method)

	2001	2000
Operations cash flow	**401.7**	**195.2**
Investment cash flow	**-149.2**	**-130**
Activity cash flow	**252.5**	**65.2**

2001 cash flow by business area

Operations cash flow	**401.7**
Construction	428.4
Concessions	59.3
Property development	-99
Services	5.3
Group / Teleco.	7.7
Investment cash flow	**-149.2**
Construction	-11.8
Concessions	-147.7
Property development	-0.2
Services	-10.4
Grupo / Teleco.	20.9
Activity cash flow	**252.5**
Financing cash flow	**-252.5**
Variation in net cash position	-130.1
Newly consolidated companies' debt	-41.6
Interest paid	-35.7
Dividends paid	-45.1

In the construction division, the recurring flow of €250 million was favorably affected by €120 million of collections in December, which exceeded projections, together with the collection of certificates from the concession-holder Santiago-Talca. The cash flow included €40 million relating to discounted certificates.

Budimex had a cash flow of €30 million due to the December collection of €38 million on a contract. In the property development area, the negative cash flow reflected the investments made, mainly for the purchase of land. The concessions division recorded a €24 million cash flow for the parking lot area and another €28 million were generated exceptionally due to the collection of tax adjustments.

5 OUTLOOK

The Ferrovial Group can expect reasonable growth in 2002 based on the projected growth of each of its business divisions, partly assured, on the one hand, by the data provided by the controlling company's operating indicators and, on the other, by the construction backlog or the property development backlog.

In the construction division, the civil engineering order book at December 2001 amounted to €5.6 billion (+6%), a new record. The large-scale infrastructure plan to be executed in the domestic market, the infrastructure privatization plans in the European market and the future entry of Poland into the European Union should boost the Group's number of contracts.

In concessions, 2002 will be the first year in which the ETR 407 toll road in Canada will be fully open. This event, combined with the recurring growth of traffic on the toll roads opened in recent years, will guarantee this business line's growth.

Property development, with a large portfolio of sales awaiting delivery (€766 million), can confidently confront a market, which appears to be slowing down. In this new scenario, of special significance are the plans made in 2001 for the development of new marketing channels, through the agreement reached with El Corte Ingles and the acquisition of the Don Piso franchise network.

In the services division, the acquisition of Eurolimp formalized at 2001 year-end has provided fresh impetus for 2002, when it will continue to examine opportunities for investment and growth.

6 TECHNOLOGICAL ACTIVITIES

The Ferrovial Group, through its subsidiaries' technical offices, maintained its position as a front-runner in the application of cutting-edge construction technologies. Also noteworthy were its water and environment **Research & Development** activities, in which Cadagua participated in various projects for the treatment of waste water and the generation of energy from processes carried out at treatment plants.

Ferrovial, maintaining its commitment to **quality and the environment,** continued to apply the production and management processes for which it obtained AENOR certification under the ISO 9001 and 14001 standards five years ago.

II. SHARE PERFORMANCE

The year 2001 closed with an 8% drop in the IBEX-35, the lowest among the euro-zone stock exchanges, in which decreases of nearly 20% were recorded. The year was marked by high volatility, a sluggish U.S. economy aggravated by the September 11 attacks, and the rapid reaction of monetary authorities, with sharp cuts in interest rates. Also, many profit projections were revised downwards during the year.


60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
Jan
Feb
Mar
Apr
May
Jun
Jul
Sep
Oct
Nov
Dec
+44,8%
+26%
-7,6%
Ferrovial
Ibex
Sector

In this scenario, Ferrovial shares closed the year 45% up, the highest revaluation among construction companies (sector index +26%) and the third-best-performing IBEX -35 security. Defined as a safety stock by analysts and investors due to the visibility of its generation of income, the shares were also backed by the renewed interest in concession projects. The alliance with the Macquarie Infrastructure Group (MIG), announced at the beginning of September, provided considerable support for the valuation of the concessions backlog and a strong boost to the share price, which shot past the €20 barrier. The September 11 attacks curtailed this upward trend, although the price recovered subsequently to reach the high for the year (€22) in December. Price sharings in the last few market sessions of the year took the market price at year-end to €19.69.

Share data

Ferrovial historical data	2001	2000	1999
Year-end	19.69	13.60	14.40
High	22.00	18.35	23.55
Low	13.53	11.75	14.20
Weighted average	18.58	14.23	20.17
Value traded in year	1,587.5	1,144.8	1,143.9
No. of shares traded (year)	85,425,146	80,475,919	56,710,300
Average daily volume (value)*	6.3	4.6	6.8
Capital stock turnover	61%	57%	40%
Capitalization	2,762	1,908	2,047
No. of shares of capital stock	140,264,743	140,264,743	142,132,147
Share par value	1 euro	1 euro	1 euro
Gross dividend per share	0.41	0.28	0.20
Share ratios			
Net earnings per share (EPS)	*1.56*	1.14	0.78
Book value per share	*8.54*	7.48	6.53
Price/book value	*2.31*	1.82	2.21
P/E ratio (market price / EPS)	*12.62*	11.93	18.41
Total return to shareholder (%)	47.8%	-3.6%	-36.4%

* In millions of euros.

Graph (Month-end market price / Value of volume traded per month *)

**Volume in millions of euros.*


22,00
20,00
18,00
16,00
14,00
200
180
160
140
120
100
80
60
40
20
0
Value
Price
Enero
Febrero
Marzo
Abril
Mayo
Junio
Julio
Agosto
Septiembre
Octubre
Noviembre
Diciembre

Mensual detail (Market price - Value of volume traded)

Month	Closing Price	Value (*)
January	15.80	98.6
February	17.73	125.8
March	17.30	136.0
April	17.60	92.5
May	19.33	121.9
June	19.52	152.6
July	19.85	117.8
August	18.65	102.0
September	19.30	190.1
October	20.60	174.4
November	20.36	122.0
December	19.69	153.7

Dividends

The remuneration to the shareholder increased by 40% with the rise in the gross dividend per share from €0.20 to €0.28. In 2001 the following dividends were paid:

- May 11, supplementary dividend of €0.15 gross per share out of income for 2000 (the interim dividend for 2000 - €0.13- was paid on November 15, 2000)
- November 30, interim dividend of €0.18 gross per share out of 2001 income.

Treasury stock

As of December 31, 2001, Grupo Ferrovial, S.A. owned 4,015,657 shares of treasury stock, representing 2.86% of its capital stock, and had recorded the mandatory reserve required by corporate law for ownership of treasury stock.

In 2001 Grupo Ferrovial, S.A. acquired 1,334,295 shares of treasury stock, none of which were sold. Accordingly this reserve amounting to €24,781,000 was recorded, with a charge to "Other Reserves".

Ferrovial, S.A. and Betonial, S.A. also own 104,131 and 358,327 shares, respectively, of the Controlling Company, together representing 0.33% of its capital stock, and have set up the mandatory reserves required by corporate law for ownership of Controlling Company shares.

In 2001 these two Group companies purchased 374,276 shares of the Controlling Company (0.26%) and sold 1,979,959 shares (1.41%) with a gain of €6,052,721.

In 2001 the net decrease in the number of Grupo Ferrovial, S.A. shares owned by Ferrovial, S.A. and Betonial, S.A. reduced the balance of the reserve for Controlling Company shares and increased the balance of the consolidation reserves by €22,416,000.

The detail of the net cost, number, percentage of the total and average book value of the shares of treasury stock owned by Grupo Ferrovial, S.A. and of the shares of the Controlling Company owned by its subsidiaries, as recorded in the balance sheet as of December 31, 2001, is as follows:

Net Book Value Thousands of Euros	Number of Shares	% of Total	Average Book Value (Euros)
68,107	4,478,115	3.19	15.21

Shareholder structure

Controlling shareholders	58%
Treasury stock	3%
Minority shareholders	14%
Spanish institutions	13%
Nonresidents	12%
Total	**100%**

Board of Directors

The Board of Directors has direct or indirect ownership of a total of 82,601,467 shares. The holdings are detailed in the following table (*)

	Nº Acciones		% Capital
	Directas	Indirectas	
Rafael del Pino y Calvo-Sotelo	762	(1)	(1)
Fernando del Pino y Calvo-Sotelo			
Profesa Investments, B.V., represented by María del Pino y Calvo-Sotelo (1)	24.929.573		
Jaime Carvajal Urquijo	6.000	390	0,0042
Santiago Bergareche Busquet	800.650	---	0,57
José María Pérez Tremps	2.400	---	0,0017
Manuel Azpilicueta Ferrer	5.906	---	0,0042
Portman Baela, S.L., represented by Eduardo Trueba Cortés	56.854.686		40,53
Juan Arena de la Mora	1.000	---	0,0007
Santiago Eguidazu Mayor	100	---	0,00007

(1) These directors are members of the family group indirectly controlling 58.3% of the capital stock through holdings owned by Portman Baela, S.L. and Profesa Investments, B.V.

(*) Data at the date of preparation by the Board of Directors of the 2001 financial statements.